'33 Act File No. 333-XXXXXX
'40 Act File No. 811-21697
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933
Pre-effective Amendment No.	☐
Post-effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 16	☑
(Check appropriate box or boxes.)

NATIONWIDE VL SEPARATE ACCOUNT-G
(Exact Name of Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza
Columbus, Ohio 43215
(Address of Depositor’s Principal Executive Offices)  (Zip Code)

Depositor’s Telephone Number, including Area Code:  (614) 249-7111

Thomas E. Barnes
SVP and Secretary
One Nationwide Plaza
Columbus, Ohio 43215-2220
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after effectiveness of registration statement

The Registrant hereby agrees to amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Nationwide YourLifeSM Accumulation VUL

Waddell & Reed YourLifeSM Accumulation VUL

Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies

issued by

Nationwide Life and Annuity Insurance Company

through

Nationwide VL Separate Account-G

The date of this prospectus is May 1, 2008

PLEASE KEEP THIS PROSPECTUS FOR FUTURE REFERENCE

Variable life insurance is complex, and this prospectus is designed to help you become as fully informed as possible in making your decision to purchase or not to purchase this variable life insurance policy.  We encourage you to take the time to understand the policy, its potential benefits and risks, and how it might or might not benefit you.  In consultation with your financial adviser, you should use this prospectus to compare the benefits and risks of this policy against those of other life insurance policies and alternative investment instruments.

Please read this entire prospectus and consult with a trusted financial adviser.  If you have policy-specific questions or need additional information, contact us.  Also, contact us for free copies of the prospectuses for the mutual funds available in the policy.

Telephone:	1-800-547-7548
TDD:	1-800-238-3035
Internet:	www.nationwide.com
U.S. Mail:	Nationwide Life and Annuity Insurance Company
5100 Rings Road, RR1-04-D4
Dublin, OH 43017-1522

You should read your policy along with this prospectus..  This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made.

These securities have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

This policy is NOT: a bank deposit; available in every state; or insured or endorsed by a bank or any federal government agency.
This policy MAY decrease in value to the point of being valueless.

The purpose of this policy is to provide life insurance protection for the beneficiary that you name.  If your primary need is not life insurance protection, then purchasing this policy may not be in your best interests.  We make no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

In thinking about buying this policy to replace existing life insurance, please carefully consider its advantages versus those of the policy you intend to replace, as well as any replacement costs.  As always, consult your financial adviser.

Not all terms, conditions, benefits, programs, features and investment options are available or approved for use in every state.

We offer a variety of variable universal life policies.  Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others, including this policy.  These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.

Table of Contents
Page
In Summary: Policy Benefits	1
In Summary: Policy Risks	2
In Summary: Fee Tables	4
Policy Investment Options	10
Fixed Investment Option
Variable Investment Options
Valuation of Accumulation Units
How Sub-Account Investment Experience is Determined
Transfers Among and Between the Policy Investment Options	12
Sub-Account Transfers
Fixed Investment Option Transfers
Submitting a Transfer Request
The Policy	14
Generally
Policy Owner and Beneficiaries
Purchasing a Policy
Right to Cancel (Examination Right)
Premium Payments
Cash Value
Changing the Amount of Insurance Coverage
Right of Conversion
Exchanging the Policy
Terminating the Policy
Assigning the Policy
Reminders, Reports, and Illustrations
Standard Policy Charges	17
Premium Load
Short-Term Trading Fees
Illustration Charge
Partial Surrender Fee
Surrender Charges
Cost of Insurance Charge
Mortality and Expense Risk Charge
Administrative Per Policy Charge
Underwriting and Distribution Charge
Mutual Fund Operating Expenses
Reduction of Charges
A Note on Charges
Information on Underlying Mutual Fund Payments
Policy Riders and Rider Charges	23
Overloan Lapse Protection Rider
Adjusted Sales Load Rider Life Insurance Charge
Children’s Term Insurance Rider
Long-Term Care Rider
Spouse Life Insurance Rider
Accelerated Death Benefit Rider
Accidental Death Benefit Rider
Premium Waiver Rider
Change of Insured Rider
Additional Term Insurance Rider
Waiver of Monthly Deductions Rider
Policy Owner Services	30
Dollar Cost Averaging
Asset Rebalancing
Policy Loans	30
Loan Amount and Interest Charged
Collateral and Interest Earned
Net Effect of Policy Loans
Repayment

Table of Contents (continued)
Page
Lapse	31
Guaranteed Policy Continuation Provision
Grace Period
Reinstatement
Surrenders	32
Full Surrender
Partial Surrender
The Death Benefit	32
Calculation of the Death Benefit
Death Benefit Options
The Minimum Required Death Benefit
Changes in the Death Benefit Option
Incontestability
Suicide
Policy Maturity	34
Extending the Maturity Date
Payment of Policy Proceeds	34
Life Income with Payments Guaranteed Option
Joint and Survivor Life Option
Life Income Option
Taxes	35
Types of Taxes
Buying the Policy
Investment Gain in the Policy
Periodic Withdrawals, Non-Periodic Withdrawals, and Loans
Surrendering the Policy
Withholding
Exchanging the Policy for Another Life Insurance Policy
Taxation of Death Benefits
Terminal Illness
Special Considerations for Corporations
Taxes and the Value of Your Policy
Business Uses of the Policy
Non-Resident Aliens and Other Persons Who are not Citizens of the United States
Tax Changes
Nationwide Life and Annuity Insurance Company	40
Nationwide VL Separate Account-G	40
Organization, Registration, and Operation
Addition, Deletion, or Substitution of Mutual Funds
Voting Rights
Legal Proceedings	41
Nationwide Life and Annuity Insurance Company
Nationwide Investment Services Corporation
Waddell & Reed, Inc.
Financial Statements	44
Appendix A: Sub-Account Information	46
Appendix B: Definitions	54
Appendix C: Surrender Charge Examples	57
Appendix D: Underwriting and Distribution Charge Rates

Appendix B defines certain words and phrases used in this prospectus.

In Summary: Policy Benefits

Death Benefit

The primary benefit of your policy is life insurance coverage. While the policy is In Force, we will pay the Proceeds to your beneficiary when the Insured dies.

Your Choice of Death Benefit Options

Option One: The Death Benefit is the greater of the Specified Amount or the Minimum Required Death Benefit under federal tax law.

Option Two: The Death Benefit is the greater of the Specified Amount plus the Cash Value or the Minimum Required Death Benefit under federal tax law.

Option Three: The Death Benefit is the greater of the Specified Amount plus accumulated Premium payments (less any partial surrenders) or the Minimum Required Death Benefit under federal tax law.

Choice of Policy Proceeds

You or your beneficiary may choose to receive the Policy Proceeds in a lump sum, or a variety of options that will pay out over time.

Coverage Flexibility

Subject to conditions, you may choose to:

•	change the Death Benefit option;
•	increase or decrease the Specified Amount;
•	change your beneficiaries; and
•	change who owns the policy.

Continuation of Coverage is Guaranteed

Your policy will remain In Force during the policy continuation period as long as you pay the Policy Continuation Premium Amount.

Access to Cash Value

Subject to conditions, you may:

•
Take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the fixed investment option less any Surrender Charge.  The minimum loan amount is $200.

•	Take a partial surrender of at least $200.

•
Surrender the policy for its Cash Surrender Value at any time while the Insured is alive.  The Cash Surrender Value will be the Cash Value, less Indebtedness, and less the Surrender Charge.  You may choose to receive the Cash Surrender Value in a lump sum or over time.

Premium Flexibility

You will select a Premium payment plan for the policy.  Within limits, you may vary the frequency and amount of Premium payments, and you might even be able to skip making a Premium payment.

Investment Options

You may choose to allocate your Net Premiums to fixed or variable investment options.

The policy currently offers a fixed investment option which will earn interest daily at an annual effective rate of at least 3%.

The variable investment options offered under the policy are mutual funds designed to be the underlying investment options of variable insurance products.  Nationwide VL Separate Account-G contains one Sub-Account for each of the mutual funds offered in the policy.  Your variable account Cash Value will depend on the Investment Experience of the Sub-Accounts you choose.

Transfers Between and Among Investment Options

You may transfer between the fixed and variable investment options, subject to conditions.  You may transfer among the Sub-Accounts within limits.   We have implemented procedures intended to reduce the potentially detrimental impact that disruptive trading has on Sub-Account Investment Experience.  We also offer dollar cost averaging, an automated investment strategy that spreads out transfers over time to try to reduce the investment risks of market fluctuations.

Taxes

Unless you make a withdrawal, generally, you will not be taxed on any earnings of the policy.  This is known as tax deferral.  Also, your beneficiary generally will not have to include the Proceeds as taxable income.  Unlike other variable insurance products Nationwide offers, these Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies do not require distributions to be made before the Insured's death.

Assignment

You may assign the policy as collateral for a loan or another obligation while the Insured is alive.

Examination Right

For a limited time, you may cancel the policy and receive a refund.  When you cancel the policy during your examination right the amount we refund will be Cash Value or, in certain states, the greater of the initial Premium payment or the policy's Cash Value.  If the policy is canceled, we will treat the policy as if it was never issued.

Riders

You may purchase one or more of the available Riders.  Rider availability varies by state and there may be an additional charge.  Riders available:

•	Overloan Lapse Protection Rider
•	Adjusted Sales Load Life Insurance Rider
•	Children’s Term Insurance Rider
•	Long-term Care Rider
•	Spouse Life Insurance Rider
•	Accelerated Death Benefit Rider
•	Accidental Death Benefit Rider
•	Premium Waiver Rider
•	Change of Insured Rider (no charge)
•	Additional Term Insurance Rider
•	Waiver of Monthly Deductions Rider

In Summary: Policy Risks

Improper Use

Variable universal life insurance is not suitable as an investment vehicle for short-term savings.  It is designed for long-term financial planning.  You should not purchase the policy if you expect that you will need to access its Cash Value in the near future because substantial Surrender Charges will apply in the first several policy years.

Unfavorable Investment Experience

The Sub-Accounts you choose may not generate a sufficient return to keep the policy from Lapsing.  Poor Investment Experience could cause the Cash Value of your policy to decrease, which could result in a Lapse of insurance coverage.

Effect of Partial Surrenders and Policy Loans on Investment Returns

Partial surrenders or policy loans may accelerate a Lapse in insurance coverage.  When you take a partial surrender or policy loan, the Cash Value of your policy available for allocation to the Sub-Accounts and/or Fixed Account is reduced and you lose the ability to generate Sub-Account investment return on the surrendered/loaned amounts.  Thus, the remainder of your policy's Cash Value would have to generate enough investment return to cover policy and Sub-Account charges to keep the policy In Force (at least until you repay the policy loan or make another Premium payment).  Partial surrenders may also decrease the Death Benefit and total Specified Amount.  Policy loans do not participate in positive Investment Experience which may increase the risk of Lapse or the need to make additional Premium payments to keep the policy In Force.  The policy does have a Grace Period and the opportunity to reinstate insurance coverage.  Under certain circumstances, however, the policy could terminate without value and insurance coverage would cease.

Reduction of the Death Benefit

A partial surrender could, and a policy loan would, decrease the policy’s Death Benefit, depending on how the Death Benefit option relates to the policy’s Cash Value.

Adverse Tax Consequences

Existing federal tax laws that benefit this policy may change at any time.  These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy's Cash Value and the exclusion from taxable income of the Proceeds we pay to the policy's Beneficiary.  Partial and full surrenders from the policy may be subject to taxes.  The income tax treatment of the surrender of Cash Value is different in the event the policy is treated as a modified endowment contract under the Code.  Generally, tax treatment on modified endowment contracts will be less favorable when compared to having the policy treated as a life insurance contract.  For example, distributions and loans from modified endowment contracts may be currently taxable as ordinary income not a return of investment.  For more detailed information concerning the tax consequences of this policy please see the Taxes provision. For detailed information regarding tax treatment on modified endowment contracts, please see the Periodic Withdrawals, Non-Periodic Withdrawals and Loans section of the Taxes provision. Consult a qualified tax adviser on all tax matters involving your policy.

The proceeds of a life insurance contract are includible in the insured's gross estate for federal income tax purposes if either (a) the proceeds are payable to the executor of the estate of the insured, or (b) the insured, at any time within 3 years prior to his or her death, possessed any incident of ownership in the policy.  For this purpose, the Treasury Regulations provide that the term" incident of ownership" is to construed very broadly, and includes any right that the insured may have with respect to the economic benefits in the policy, such as the power to change the beneficiary, surrender or cancel the policy, assign (or revoke the assignment if) the policy, pledge the policy for a loan, obtain a loan against the surrender value of the contract, etc..  Consult a qualified tax adviser on all tax matters involving your policy.

Fixed Investment Option Transfer Restrictions and Limitations

We will not honor a request to transfer Cash Value to or from the fixed investment option until after the first policy year.  After the first policy year, we may require transfer requests from the fixed investment option be made within 30 days of the end of a calendar quarter, but not within 12 months of a previous request.  We may also limit what percentage of Cash Value, fixed investment option value, or variable account value that you may transfer to or from a fixed investment option.

Sub-Account Limitations

Frequent trading among the Sub-Accounts may dilute the value of Accumulation Units, cause the Sub-Account to incur higher transaction costs, and interfere with the Sub-Accounts' ability to pursue their stated investment objectives.  This could result in less favorable Investment Experience and a lower Cash Value.  Some mutual funds held by the Sub-Accounts assess a short-term trading fee in order to minimize the potentially adverse effects of short-term trading on the mutual fund.  We have instituted procedures to minimize disruptive transfers.  While we expect these procedures to reduce the adverse effect of disruptive transfers, we cannot ensure that we have eliminated these risks.

Sub-Account Investment Risk

A comprehensive discussion of the risks of the mutual funds held by each Sub-Account may be found in each mutual fund's prospectus.  Read each mutual fund's prospectus before investing.

In Summary: Fee Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy.  The rates in these tables may be rounded up to the nearest one-hundreth decimal place.  The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer Cash Value between investmentoptions.
Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Sales Load[1]	Upon making a Premium payment	Maximum: $25 from each $1,000 of Premium	Currently: $25 from each $1,000 of Premium
Premium Taxes[1]	Upon making a Premium payment	Maximum: $35 from each $1,000 of Premium	Currently: $35 from each $1,000 of Premium
Short-Term Trading Fee[2]	Upon transfer of Sub-Account value out of a Sub-Account within 60 days after allocation to that Sub-Account	Maximum: $10 per $1,000 transferred	Currently: $10 per $1,000 transferred
Illustration Charge[3]	Upon requesting an illustration	Maximum: $25	Currently: $0
Partial Surrender Fee	Upon a partial surrender	Maximum: lesser of $25 or 2% of the amount surrendered, from the policy's Cash Value	Currently: $0
Surrender Charge[4]	Upon surrender, policy Lapse, or certain Specified Amount decreases	Maximum: $50.84 per $1,000 of Specified Amount	Minimum: $0.00 per $1,000 of Specified Amount
Representative: an age 35 male preferred non-tobacco with a Specified Amount of $500,000, Death Benefit Option 1, and a complete surrender of the policy in the first year	Upon surrender or policy Lapse	$12.12 per $1,000 of Specified Amount from the policy's Cash Value
Overloan Lapse Protection Rider Charge[5]	Upon invoking the Rider	Maximum: $42.50 per $1,000 of Cash Value	Minimum: $1.50 per $1,000 of Cash Value
Representative: an Attained Age 85 Insured with a Cash Value of $500,000	Upon invoking the Rider	$32 per $1,000 of Cash Value
Accelerated Death Benefit Rider Charge[6]
Administrative Expense Charge	Upon invoking the Rider	Maximum: $250.00	Currently: $250.00
Rider Charge	Upon invoking the Rider	Maximum: $200 per $1,000 of Unadjusted Accelerated Death Benefit Payment	Minimum: $30 per $1,000 of Unadjusted Accelerated Death Benefit Payment
Representative: an Insured of any age or sex, an assumed life expectancy of 1 year, and an assumed interest rate of 5% and a risk charge of 5%.	Upon invoking the Rider	$100 per $1,000 of Cash Value
Representative costs may vary from the cost you would incur.  Ask for an illustration or see the Policy Data Pages for more information on the costs applicable to your policy.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including mutual fund operating expenses.
Periodic Charges Other Than Mutual Fund Operating Expenses[7]
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Cost of Insurance Charge[8]	Monthly	Maximum: $83.34 per $1,000 of Net Amount At Risk	Minimum: $0.00 per $1,000 of Net Amount At Risk
Representative: an age 35 male preferred non-tobacco with a Specified Amount of $500,000 and Death Benefit Option One	Monthly	$0.02 per $1,000 of Net Amount At Risk
Mortality and Expense Risk Charge[9]	Monthly	Maximum: $0.25 per $1,000 of all variable Cash Value for all policy years	Currently: $0.00 per $1,000 of all variable Cash Value for all policy years
Administrative Per Policy Charge	Monthly	Maximum: $25.00 per policy	Currently: $25.00 per policy
Underwriting and Distribution Charge[1][0]	Monthly	Maximum: $1.18 per $1,000 of Base Policy Specified Amount	Minimum: $0.00 per $1,000 of Base Policy Specified Amount
Representative: an issue of age 35, in the first policy year, male preferred non-tobacco with a Specified Amount of $500,000 and Death Benefit Option One	Monthly	$0.20 per $1,000 of Base Policy Specified Amount
Policy Loan Interest Charge[11]	Annually	Maximum: 3.90% of outstanding policy loan	Currently: 3.90% of outstanding policy loan

Representative costs may vary from the cost you would incur.  Ask for an illustration or see the Policy Data Pages for more information on the costs applicable to your policy.

Periodic Charges Other Than Mutual Fund Operating Expenses For Riders[12]
Rider Charge	When Rider Charge is Deducted	Amount Deducted from Cash Value
Adjusted Sales Load Rider Life Insurance Charge	Monthly	Maximum for each 1% of Premium Load replaced: $0.14 for each $1,000 of aggregate Premiums	Currently: $0.14 for each $1,000 of aggregate Premiums
Children’s Term Insurance Rider Charge	Monthly	Maximum: $0.43 per $1,000 of Rider Specified Amount	Currently: $0.43 per $1,000 of Rider Specified Amount
Long-term Care Rider Charge[13]	Monthly	Maximum: $28.65 per $1,000 of Rider Net Amount At Risk	Minimum: $0.00 per $1,000 of Rider Net Amount At Risk
Representative: an Attained Age 35 male preferred non-tobacco	Monthly	$0.02 per $1,000 of Rider Net Amount At Risk
Spouse Life Insurance Rider Charge[14]	Monthly	Maximum: $10.23 per $1,000 of Rider Specified Amount	Minimum: $0.10 per $1,000 of Rider Specified Amount
Representative Spouse: an Attained Age 35 female non-tobacco with a Rider Specified Amount of $100,000	Monthly	$0.11 per $1,000 of Rider Specified Amount
Accidental Death Benefit Rider Charge[15]	Monthly	Maximum: $0.75 per $1,000 of Rider Specified Amount	Minimum: $0.05 per $1,000 of Rider Specified Amount
Representative: an Attained Age 35 male preferred non-tobacco with a Rider Specified Amount of $100,000	Monthly	$0.06 per $1,000 of Rider Specified Amount
Continued on Next Page
Representative costs may vary from the cost you would incur.  Ask for an illustration or see the Policy Data Pages for more information on the costs applicable to your policy.

Periodic Charges Other Than Mutual Fund Operating Expenses For Riders[15] (continued)
Waiver of Monthly Deductions Rider Charge[16]	Monthly	Maximum: $855 per $1,000 of Waiver of Monthly Deduction Benefit	Minimum: $85 per $1,000 of Waiver of Monthly Deduction Benefit
Representative: an age 35 male preferred non-tobacco with a Specified Amount of $500,000 and Death Benefit Option One	Monthly	$85 per $1,000 of Waiver of Monthly Deduction Benefit
Premium Waiver Rider Charge[17]	Monthly	Maximum: $315 per $1,000 of Premium Waiver Benefit	Minimum: $42 per $1,000 of Premium Waiver Benefit
Representative: an age 35 male preferred non-tobacco	Monthly	$42 per $1,000 of Premium Waiver Benefit
Additional Term Insurance Rider Charge[18]	Monthly	Maximum: $83.34 per $1,000 of Rider Death Benefit	Minimum: $0.01 per $1,000 of Rider Death Benefit
Representative: an issue age 35 male, in the first policy year, preferred non-tobacco with a Rider Specified Amount of $250,000 and a Total Specified Amount of $500,000	Monthly	$0.02 per $1,000 of Rider Death Benefit
Representative costs may vary from the cost you would incur.  Ask for an illustration or see the Policy Data Pages for more information on the costs applicable to your policy.

The next item shows the minimum and maximum total operating expenses, as of December 31, 2007, charged by the underlying mutual funds that you may pay periodically during the time that you own the policy.  More detail concerning each mutual fund's fees and expenses is contained in the mutual fund's prospectus.  Please contact us, at the telephone numbers or address on the first page of this prospectus, for free copies of the prospectuses for the mutual funds available under the policy.

Total Annual Mutual Fund Operating Expenses
Total Annual Mutual Fund Operating Expenses (expenses that are deducted from the mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses)	Minimum 0.27%	Maximum 1.33%

1 We deduct one charge comprised of the Sales Load and Premium Taxes.  On the Policy Data Page and throughout this prospectus, this combined charge is referred to as the Premium Load. The Premium Load varies by policy based on the amount of Premium paid. The maximum Sales Load and Premium Taxes (the Premium Load) in the table reflects the maximum that may be charged in any policy year.  For additional information see the "Sales Load" and "Premium Taxes" sections of this prospectus.

2 Short-Term Trading Fees are only assessed in connection with Sub-Accounts that correspond to underlying mutual funds that assess a short-term trading fee to the variable account.  Some underlying mutual funds may refer to short-term trading fees as "redemption fees."  Sub-Accounts that may assess a short-term trading fee are identified in with an "†" symbol in the "Variable Investment Options" section of this prospectus and in the Sub-Account descriptions provided in "Appendix A."

3 If we begin to charge for illustrations, you will be expected to pay the Illustration Charge in cash at the time of the request.  This charge will not be deducted from the policy's Cash Value.

4 The Surrender Charge varies by policy based on issue age, sex, Death Benefit option, and Base Policy Specified Amount.  The Surrender Charge decreases gradually after either the 2nd or 4th policy anniversary, depending on the Insured's age at the time the policy is issued.  When assessed, the the Surrender Charge is taken from the policy’s Cash Value. A Surrender Charge will be assessed for Specified Amount decreases that completely reverse one or more previous Specified Amount increases.  The maximum Surrender Charge calculation assumes: the Insured is a male; issue age 68; Death Benefit Option 1 or 3, the Specified Amount is $1,000,000, a full surrender is taken during either of the first two policy years; and the aggregate first year Premium exceeds the surrender target premium.  The minimum Surrender Charge calculation assumes the Insured is either male or female; any age; any underwriting classification; any amount of Premium was paid at any time; and a full surrender is taken after policy year 10.  The charges shown may not be representative of the charges that a particular policy owner may pay. For a detailed description of the charge, including where to find examples, see the "Surrender Charges" sections of this prospectus.

5 The Overloan Lapse Protection Rider Charge varies by policy based on Attained Age of the Insured and the policy's Cash Value.  This charge is deducted proportionally from the Sub-Accounts and the Fixed Account.

6 The Accelerated Death Benefit Rider Charge is comprised of two sets of charges; an Administrative Expense Charge and a Rider Charge. The Accelerated Death Benefit Rider Charge varies based on prevailing interest rates and the life expectancy of the Insured upon payment of the accelerated death benefit.  The maximum charge assumes: an interest rate of 15%; a risk charge of 5%; and a 1 year life expectancy for the Insured.  The minimum charge assumes: an interest rate of 4%; a risk charge of 2%; and a life expectancy for the Insured that is less than or equal to 3 months. For a detailed description of the charges, including an example, see the "Accelerated Death Benefit Rider" section of this prospectus.

7 Except for the Mortality and Risk Expense Charge which is only deducted proportionally from the Sub-Accounts, all charges described in the "Periodic Charges Other Than Mutual Fund Operating Expenses" table are taken proportionally from the Sub-Accounts and the Fixed Account.

8 The Cost of Insurance Charge varies by policy based on individual characteristics of the person being insured.  The maximum charge assumes: the Insured is a male; issue age 85; policy year 35; standard tobacco; and a Base Policy Specified Amount less than $250,000.  Other sets of assumptions may also produce the maximum charge.  The minimum charge assumes: the Insured is either male or female; Attained Age 121; any underwriting classification; any Base Policy Specified Amount; and any policy year on or after the policy anniversary the Insured reached Attained Age 121. The charges shown may not be representative of the charges that a particular policy owner may pay. For a detailed description of the Cost of Insurance Charge see the "Cost of Insurance Charge" section of this prospectus.

9 The Mortality and Expense Risk Charge varies by policy based on the amount of the policy's Cash Value allocated to the Sub-Accounts.  The maximum Mortality and Expense Risk Charge shown in the table reflects the maximum that may be charged in any policy month based on any dollar amount allocated to the variable Sub-Accounts.  On a current basis, the Mortality and Expense Risk Charge is $0.00.

10 The Underwriting and Distribution Charge varies by policy based on the length of time the policy has been In Force, the Attained Age of the Insured at the time of issue, Death Benefit option in effect, and the Base Policy Specified Amount.  The maximum charge assumes: policy years 1-10; an issue age of 85; Base Policy Specified Amount of $250,000 or less; and Death Benefit Option 2 is in effect.  The minimum charge assumes: a policy in effect in years 11 and thereafter, as measured from the Policy Date for the initial Specified Amount; any issue age; any Base Policy Specified Amount; and any Death Benefit option in effect.  The charges shown may not be representative of the charges that a particular policy owner may pay.  For a more detailed description of the charge, including a complete schedule of charges, see the "Underwriting and Distribution Charge" section of this prospectus.

11 For more information, see the "Net Effect of Policy Loans" section of this prospectus.

12 All charges described in the "Periodic Charges Other Than Mutual Fund Operating Expenses For Riders" table are taken proportionally from the Sub-Accounts and the Fixed Account.

13 The Long-term Care Rider Charge will vary based on individual characteristics of the person being insured. The maximum charge assumes: the Insured is a female; Attained Age 99, standard tobacco; with a Substandard Rating table P.  The minimum charge assumes: the Insured is either male or female and is Attained Age 100; and any underwriting classification.  The charges shown may not be representative of the charges that a particular policy owner may pay. For a detailed description of the Long-term Care Rider Charge see the "Long-term Care Rider" section of this prospectus.

14 The Spouse Life Insurance Rider Charge will vary based on individual characteristics of the person being insured. The maximum charge assumes: the Insured is a male, Attained Age 69, standard tobacco with a Substandard Rating of table F; a flat extra charge of $1.25 per $1,000 per month; and a Rider Specified Amount of $25,000.  The minimum charge assumes: the Insured is female, Attained Age 21, standard non-tobacco, no Substandard Rating or flat extra charge; and a Rider Specified Amount of $100,000. The charges shown may not be representative of the charges that a particular policy owner may pay.  For a detailed description of the Spouse Life Insurance Rider Charge see the "Spouse Life Insurance Rider" section of this prospectus.

15 The Accidental Death Benefit Rider Charge will vary based on individual characteristics of the person being insured. The maximum charge assumes: the Insured is Attained Age 69, with a Substandard Rating of table P.  The minimum charge assumes: the Insured is Attained Age 5, no Substandard Rating.  The charges shown may not be representative of the charges that a particular policy owner may pay. For a detailed description of the Accidental Death Benefit Rider Charge see the "Accidental Death Benefit Rider" section of this prospectus.

16 The Waiver of Monthly Deductions Rider Charge will vary based on individual characteristics of the person being insured. The maximum charge assumes: the Insured is Attained Age 64, with a Substandard Rating of table H.  The minimum charge assumes: the Insured is male, Attained Age 18, no Substandard Rating.  The charges shown may not be representative of the charges that a particular policy owner may pay. For a detailed description of the Waiver of Monthly Deductions Rider Charge see the "Waiver of Monthly Deductions Rider" section of this prospectus.

17 The Premium Waiver Rider Charge varies by policy based on the premium waiver benefit elected and individual characteristics of the person being insured.  The maximum charge assumes: monthly Premium payments of $1,000; the Insured is a female, Attained Age 64, with a Substandard Rating of table H.  The minimum charge assumes: monthly Premium payments of $1,000; the Insured is male, Attained Age 18; and any underwriting classification. The charges shown may not be representative of the charges that a particular policy owner may pay.  For a detailed description of the Premium Waiver Rider Charge see the "Premium Waiver Rider" section of this prospectus.

18 The Additional Term Insurance Rider Charge varies by policy based on individual characteristics of the person being insured.  The monthly charge is a product of the Rider’s monthly cost of insurance rate and the Rider Death Benefit.  The maximum charge assumes: the Insured is either male or female and Attained Age 119, with a Substandard Rating of table P; policy year 75; any underwriting classification; and any Total Specified Amount.  Other sets of assumptions may also produce the maximum charge.  The minimum charge assumes: the Insured is female; issue age 38; preferred plus non-tobacco; policy year 1; Total Specified Amount of  at least $1,000,000.  The charges shown may not be representative of the charges that a particular policy owner may pay. For a detailed description of the Additional Term Insurance Rider Charge see the "Additional Term Insurance Rider" section of this prospectus.

Policy Investment Options

You designate how your Net Premium payments are allocated among the Sub-Accounts and/or the fixed investment options.  Allocation instructions must be in whole percentages and the sum of the allocations must equal 100%.

Fixed Investment Option

There is currently one fixed investment option available under the policy: the Fixed Account.  Net Premium that you allocate to the fixed investment option is held in the fixed account, which is part of our general account

The general account is not subject to the same laws as the separate account and the SEC has not reviewed the disclosures in this prospectus relating to the fixed investment option.

The general account contains all of our assets other than those in the separate accounts, and funds the fixed investment options.  These assets are subject to our general liabilities from business operations and are used to support our insurance and annuity obligations.  We bear the full investment risk for all amounts allocated to the fixed investment options.  The amounts you allocate to a fixed investment option will not share in the investment performance of our general account.  Rather, the investment income you earn on your allocations will be based on varying interest crediting rates that we set.

We guarantee that the amounts you allocate to the fixed investment option will be credited interest daily at a net effective annual interest rate of no less than the interest crediting rate shown on the Policy Data Page.  Interest crediting rates are set at the beginning of each calendar quarter.  We will credit any interest in excess of the guaranteed interest crediting rate at our sole discretion.  You assume the risk that the actual interest crediting rate may not exceed the guaranteed interest crediting rate.  Premiums applied to the policy at different times may receive different interest crediting rates.  The interest crediting rate may also vary for new Premiums versus Sub-Account transfers.  Interest that we credit to the fixed investment option may be insufficient to pay the policy’s charges.

Variable Investment Options

The variable investment options available under the policy are Sub-Accounts that correspond to mutual funds that are registered with the SEC.  The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds.  The mutual funds listed are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.

We may offer additional underlying mutual funds, or a different set of underlying mutual funds, through specific distribution arrangements.  Examples of these arrangements include, but are not limited to, distribution through broker-dealer firms or financial institutions.  These distribution arrangements may be exclusive or non-exclusive.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds.  They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives.  However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund.  Policy owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the separate account.  The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

The particular underlying mutual funds available under the policy may change from time to time.  Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment.  New underlying mutual funds or new share classes of currently available underlying mutual funds may be added.  Policy owners will receive notice of any such changes that affect their contract.  Additionally, not all of the underlying mutual funds are available in every state.

In the future, additional underlying mutual funds managed by certain financial institutions, brokerage firms or their affiliates may be added to the separate account.  These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.

Each Sub-Account’s assets are held separately from the assets of the other Sub-Accounts, and each Sub-Account portfolio has investment objectives and policies that are different from those of the other Sub-Accounts.  The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not affect the Investment Experience of any other Sub-Account.

The Sub-Accounts available through this policy are listed below.  For more information on the mutual funds, please refer to "Appendix A: Sub-Account Information" or the prospectus for the mutual fund.

AIM Variable Insurance Funds
•	AIM V.I. Capital Development Fund: Series I Shares
American Century Variable Portfolios, Inc.
•	American Century VP Mid Cap Value Fund: Class I
•	American Century VP Value Fund: Class I*
American Century Variable Portfolios II, Inc.
•	American Century VP Inflation Protection Fund: Class II
Dreyfus
•	Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
•	Dreyfus Stock Index Fund, Inc.: Initial Shares
•	Dreyfus Variable Investment Fund –Appreciation Portfolio: Initial Shares

Fidelity Variable Insurance Products Fund
•	VIP Equity-Income Portfolio: Service Class*
•	VIP Growth Portfolio: Service Class
•	VIP Overseas Portfolio: Service Class R†
•	VIP Investment Grade Bond Portfolio: Service Class*
•	VIP Mid Cap Portfolio: Service Class
•	VIP Energy Portfolio: Service Class 2†
•	VIP Freedom Fund 2010 Portfolio: Service Class
•	VIP Freedom Fund 2020 Portfolio: Service Class
•	VIP Freedom Fund 2030 Portfolio: Service Class
Franklin Templeton Variable Insurance Products Trust
•	Franklin Income Securities Fund: Class 2
•	Franklin Small Cap Value Securities Fund: Class 1
•	Templeton Foreign Securities Fund: Class 3†
•	Templeton Global Income Securities Fund: Class 3†
Janus Aspen Series
•	Forty Portfolio: Service Shares
•	International Growth Portfolio: Service II Shares†
Lehman Brothers Advisers Management Trust
AMT Short Duration Bond Portfolio: I Class*
MFS® Variable Insurance Trust
•	MFS Value Series: Initial Class
Nationwide Variable Insurance Trust (“NVIT”)
•	American Funds NVIT Asset Allocation Fund: Class II
•	American Funds NVIT Bond Fund: Class II
•	American Funds NVIT Global Growth Fund: Class II
•	American Funds NVIT Growth Fund: Class II
•	American Funds NVIT Growth-Income Fund: Class II
•	Federated NVIT High Income Bond Fund: Class III*†
•	Gartmore NVIT Emerging Markets Fund: Class III†
•	Nationwide Multi-Manager NVIT Small Cap Growth Fund: Class I
•	Nationwide Multi-Manager NVIT Small Cap Value Fund: Class I
•	Nationwide Multi-Manager NVIT Small Company Fund: Class I
•	Nationwide NVIT Global Health Sciences Fund: Class III†
•	Nationwide NVIT Global Technology and Communications Fund: Class III†
•	Nationwide NVIT Government Bond Fund: Class I
•	Nationwide NVIT Investor Destinations Funds: Class II
➢	Nationwide NVIT Investor Destinations Conservative Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderately Conservative Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderate Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderately Aggressive Fund: Class II
➢	Nationwide NVIT Investor Destinations Aggressive Fund: Class II
•	Nationwide NVIT Mid Cap Growth Fund: Class I
•	Nationwide NVIT Money Market Fund: Class I
•	Nationwide NVIT U.S. Growth Leaders Fund: Class I
•	NVIT International Index Fund: Class VI†
•	NVIT International Value Fund: Class III†
•	NVIT Mid Cap Index Fund: Class I
•	NVIT Nationwide Fund: Class I
•	Van Kampen NVIT Comstock Value Fund: Class I*
•	Van Kampen NVIT Multi Sector Bond Fund: Class I*
Oppenheimer Variable Account Funds
•	Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
•	Oppenheimer Global Securities Fund/VA: Class 3†
•	Oppenheimer High Income Fund/VA: Class 3†
•	Oppenheimer Main Street Fund®/VA: Non-Service Shares
•	Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
T. Rowe Price Equity Series, Inc.
•	T. Rowe Price Blue Chip Growth Portfolio: Class II
•	T. Rowe Price Equity Income Portfolio: Class II
Van Kampen
The Universal Institutional Funds, Inc.
•	Core Plus Fixed Income Portfolio: Class I*

W&R Target Funds, Inc.
•	Asset Strategy Portfolio*
•	Balanced Portfolio
•	Bond Portfolio*
•	Core Equity Portfolio
•	Dividend Income Portfolio
•	Energy Portfolio
•	Global Natural Resources Portfolio
•	Growth Portfolio
•	High Income Portfolio*
•	International Growth Portfolio
•	International Value Portfolio
•	Micro Cap Growth Portfolio
•	Mid Cap Growth Portfolio
•	Money Market Portfolio
•	Mortgage Securities Portfolio
•	Real Estate Securities Portfolio
•	Science and Technology Portfolio
•	Small Cap Growth Portfolio
•	Small Cap Value Portfolio
•	Value Portfolio

*These underlying mutual funds may invest in lower quality debt securities commonly referred to as junk bonds.

†These underlying mutual funds assess a short-term trading fee.

Valuation of Accumulation Units

We account for the value of your interest in the Sub-Accounts by using Accumulation Units.  The number of Accumulation Units associated with a given Premium allocation is determined by dividing the dollar amount of Premium you allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account, which is determined at the end of the Valuation Period that the allocation was received.  The number of Accumulation Units a given Net Premium allocation purchases will not change.  However, the value of each Accumulation Unit will vary daily based on the

Investment Experience of the mutual fund in which the Sub-Account invests.

On each day that the New York Stock Exchange ("NYSE") is open, each of the mutual funds in which the Sub-Accounts invest will determine its Net Asset Value ("NAV") per share.  We use each mutual fund's NAV to calculate the daily Accumulation Unit value for the corresponding Sub-Account.  Note, however, that the Accumulation Unit value will not equal the mutual fund's NAV. This daily Accumulation Unit valuation process is referred to as "pricing" the Accumulation Units.

We will price Accumulation Units on any day that the NYSE is open for business.  Any transaction that you submit on a day when the NYSE is closed will not be effective until the next day that the NYSE is open for business.  Accordingly, we will not price Accumulation Units on these recognized holidays:

●New Year's Day	●Independence Day
●Martin Luther King, Jr. Day	●Labor Day
●Presidents’ Day	●Thanksgiving
●Good Friday	●Christmas
●Memorial Day

In addition, we will not price Accumulation Units if:

(1)	trading on the NYSE is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the separate account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

SEC rules and regulations govern when the conditions described in items (2) and (3) exist.

Any transactions that we receive after the close of the NYSE will be effective as of the next Valuation Period that the NYSE is open.

How Sub-Account Investment Experience is Determined

The number of Accumulation Units in your policy will not change unless you add, remove, or transfer Premium, or for deduction of charges from the Sub-Accounts.  However, the value of those Accumulation Units will vary daily depending on the Investment Experience of the mutual fund in which the Sub-Account invests.  We account for these performance fluctuations by using a "net investment factor", as described below, in our daily Sub-Account valuation calculations.  Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.

We determine the net investment factor for each Sub-Account on each Valuation Period by dividing (a) by (b), where:

(a)	is the sum of:

•	the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period; and

•	the per share amount of any dividend or income distributions made by the mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus

•
a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations if changes to the law result in a modification to the tax treatment of the separate account; and

(b)is the NAV per share of the mutual fund determined as of the end of the immediately preceding Valuation Period.

At the end of each Valuation Period, we determine the Sub-Account's Accumulation Unit value.  The Accumulation Unit value for any Valuation Period is determined by multiplying the Accumulation Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.

Transfers Among and Between the Policy Investment Options

Sub-Account Transfers

Policy owners may request transfers to or from the Sub-Accounts once per valuation day, subject to the terms and conditions described in this prospectus and the prospectuses of the underlying mutual funds.

Neither the policies nor the mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as "market-timing" or "short-term trading").  If you intend to use an active trading strategy, you should consult your registered representative and request information on other Nationwide policies that offer mutual funds that are designed specifically to support active trading strategies.

We discourage (and will take action to deter) short-term trading in this policy because the frequent movement between or among Sub-Accounts may negatively impact other investors in the policy.  Short-term trading can result in:

•	the dilution of the value of the investors' interests in the mutual fund;

•
mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this policy from the negative impact of these practices, we have implemented, or reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies.  We cannot guarantee that our attempts to deter active trading strategies will be successful.  If active trading strategies are not successfully deterred by our actions, the performance of Sub-Accounts that are actively traded will be adversely impacted. Policy owners remaining in the affected Sub-

Account will bear any resulting increased costs.

Short-term Trading Fees.  Some mutual funds assess a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of the allocation to the Sub-Account.  The fee is assessed against the amount transferred and is paid to the mutual fund.  These fees compensate the mutual fund for any negative impact on fund performance resulting from short-term trading.  Some underlying mutual funds may refer to short-term trading fees as "redemption fees."

U.S. Mail Restrictions.  We monitor transfer activity in order to identify those who may be engaged in harmful trading practices.  Transaction reports are produced and examined.  Generally, a policy may appear on these reports if the policy owner (or a third party acting on their behalf) engages in a certain number of "transfer events" in a given period.  A "transfer event" is any transfer, or combination of transfers, occurring in a given Valuation Period.  For example, if a policy owner executes multiple transfers involving 10 Sub-Accounts in 1 day, this counts as 1 transfer event.  A single transfer occurring in a given Valuation Period that involves only 2 Sub-Accounts (or one Sub-Account if the transfer is made to or from a fixed investment option) will also count as 1 transfer event.

As a result of this monitoring process, we may restrict the form in which transfer requests will be accepted.  In general, we will adhere to the following guidelines:

Trading Behavior	Nationwide's Response
6 or more transfer events in one calendar quarter
Nationwide will mail a letter to the policy owner notifying them that:
(1)they have been identified as engaging in harmful trading practices; and
(2)if their transfer events exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the policy owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfer events in 2 consecutive calendar quarters OR More than 20 transfer events in one calendar year	Nationwide will automatically limit the policy owner to submitting transfer requests via U.S. mail.

Each January 1st, we will start the monitoring anew, so that each policy starts with 0 transfer events each January 1.  See, however, the "Other Restrictions" provision below.

Managers of Multiple Contracts.  Some investment advisers/representatives manage the assets of multiple Nationwide contracts pursuant to trading authority granted or conveyed by multiple policy owners.  These multi-contract advisers will be required by Nationwide to submit all transfer requests via U.S. mail.

Other Restrictions.  We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some policy owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted.

Any restrictions that we implement will be applied consistently and uniformly.  In the event a restriction we impose results in a transfer request being rejected, we will notify you that your transfer request has been rejected.  If a short-term trading fee is assessed on your transfer, we will provide you a confirmation of the amount of the fee assessed.

Underlying Mutual Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any of our policy owners;
(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request ("transaction information"); and

(3)
instruct us to restrict or prohibit further purchases or exchanges by policy owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the underlying mutual funds upon their request.  In addition, we are required to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund upon instruction from the underlying mutual fund.  We and any affected policy owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund.  If an underlying mutual fund refuses to accept a purchase or request to exchange into the underlying mutual fund submitted by us, we will keep any affected policy owner in their current underlying mutual fund allocation.

Fixed Investment Option Transfers

Prior to the policy’s Maturity Date, you may make transfers involving the fixed investment option (the Fixed Account).  These transfers will be in dollars.  We reserve the right to limit the number of times and frequency of transfers involving the fixed investment option.  Specifically, we may prohibit you from transferring to or from the fixed investment option before the end of the first policy year and we may limit you to 1 transfer every 12 months.

Transfers to the Fixed Investment Option.  On transfers to the fixed investment option, we may prohibit you from transferring more than 25% of the Cash Value allocated to the Sub-Accounts as of the close of business on the prior

Valuation Period.  Additionally, we reserve the right to refuse any transfer to the fixed investment options if that fixed investment option’s Cash Value comprises more than 30% of the policy’s Cash Value.

Transfers from the Fixed Investment Option.  On transfers from the Fixed Account, we may prohibit you, in any policy year, from transferring more than 25% of the Cash Value of the Fixed Account as of the end of the previous policy year (subject to state restrictions).  Transfers out of the fixed investment option will be on a last-in, first-out basis (LIFO).

Any restrictions that we implement will be applied consistently and uniformly.

Submitting a Transfer Request

You can submit transfer requests in writing to our Home Office via first class U.S. mail. Our contact information is on the first page of this prospectus.  When we have received your transfer request we will process it at the end of the current Valuation Period.  This is when the Accumulation Unit value will be next determined.  We may also allow you to use other methods of communication, subject to limitations.  For more information regarding valuation of Accumulation Units, see "Valuation of Accumulation Units" beginning on page 11.

We will use reasonable procedures to confirm that transfer instructions are genuine and will not be liable for following instructions that we reasonably determine to be genuine.

Any computer system or telephone can experience slowdowns or outages that could delay or prevent our ability to process your request.  Although we have taken precautions to help our systems handle heavy usage, we cannot promise complete reliability under all circumstances.  If you are experiencing problems, please make your transfer request in writing.

The Policy

Generally

The policy is a legal contract.  It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Data Page; and the application, including any supplemental application.  The benefits described in the policy and this prospectus, including any optional riders ormodifications in coverage, may be subject to our underwriting and approval.  We will consider the statements you make in the application as representations, and we will rely on them as being true and complete.  However, we will not void the policy or deny a claim unless a statement is a material misrepresentation.  If you make an error or misstatement on the application, we will adjust the Death Benefit and Cash Value accordingly.

Any modification (or waiver) of our rights or requirements under the policy must be in writing and signed by our president or corporate secretary.  No agent may bind us by making any promise not contained in the policy.

We may modify the policy, our operations, or the separate account’s operations to meet the requirements of any law (or regulation issued by a government agency) to which the policy, our company, or the separate account is subject.  We may modify the policy to assure that it continues to qualify as a life insurance contract under the federal tax laws.  We will notify you of all modifications and we will make appropriate endorsements to the policy.

The policy is nonparticipating, meaning that we will not be contributing any operating profits or surplus earnings toward the policy Proceeds.

To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent contracts described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Policy Owner and Beneficiaries

Policy Owner.  The policy belongs to the owner named in the application.  You, as policy owner, may exercise all policy rights and options while the Insured is alive.  You may also change the policy, but only in accordance with its terms.  You may name a contingent owner who will become the policy owner if the policy owner dies before Proceeds become payable.  Otherwise, ownership will pass to the policy owner’s estate, if the policy owner is not the Insured.

You may name different policy owners or contingent owners (so long as the Insured is alive) by submitting a written request to our Home Office.  Any such change request will become effective as of the date signed.  There may be adverse tax consequences to changing parties of the policy.

Beneficiaries.  The principal right of a beneficiary is to receive the Death Benefit upon the Insured's death, while the policy is In Force.  As long as the Insured is alive, you may: name more than one beneficiary, designate primary and contingent beneficiaries, change or add beneficiaries, and/or direct us to distribute the Proceeds other than as described below.

If a primary beneficiary dies before the Insured, we will pay the Death Benefit to the remaining primary beneficiaries.  Unless you specify otherwise, we will pay multiple primary beneficiaries in equal shares.  A contingent beneficiary will become the primary beneficiary if all primary beneficiaries die before the Insured and before any Proceeds become payable.  You may name more than one contingent beneficiary.  Unless you specify otherwise, we will also pay multiple contingent beneficiaries in equal shares.

To change or add beneficiaries, you must submit a written request to us at our Home Office.  A change request is effective as of the date we record it at our Home Office.

Purchasing a Policy

The policy is available for Insureds between the age of 0 and Attained Age 85.  To purchase the policy, you must submit to us a completed application and the required initial Premium payment as stated on the Policy Data Page.

We must receive evidence of insurability that satisfies our underwriting standards (this may require a medical examination) before we will issue a policy.  We can provide you with the details of our underwriting standards.  We reserve the right to reject an application for any reason permitted by law and we reserve the right to modify our underwriting standards on a prospective basis for newly issued policies at any time.

The minimum initial Specified Amount is $100,000.  We reserve the right to modify the minimum Specified Amount on a prospective basis for newly issued policies at any time.

Initial Premium Payment.  The amount of your required initial Premium payment will depend on the following factors: the initial Specified Amount, Death Benefit option elected, any Riders elected, and the Insured's age, sex, health, and activities.  You may pay the initial Premium to our Home Office or to our authorized representative.  The initial Premium payment must be at least $50.  The initial Premium payment will not be applied to the policy until the underwriting process is complete.

Depending on the right to examine law of the state in which you live, initial Net Premium designated to be allocated to the Sub-Accounts may not be so allocated immediately upon our receipt.  (Any initial Net Premium designated to be allocated to fixed investment options will be so allocated immediately upon receipt.)  If you live in a state that requires us to refund the initial Premium upon exercise of the free-look provision, we will hold all of the initial Net Premium designated to be allocated to the Sub-Accounts in the available money market Sub-Account until the free-look period expires.  At the expiration of the free-look period, we will transfer the variable account Cash Value to the Sub-Accounts based on the allocation instructions in effect at the time of the transfer.  If you live in a state that requires us to refund the Cash Value upon exercise of the free-look provision, we will allocate all of the initial Net Premium to the available money market Sub-Account.  On the next Valuation Period, we will allocate all of the Cash Value to the designated Sub-Accounts based on the allocation instructions in effect at that time.

Insurance Coverage.  Issuance of full insurance coverage requires that the Insured meet all underwriting requirements, the required initial Premium is paid, and the policy is delivered while the Insured is alive.  We will not delay delivery of the policy to increase the likelihood that the Insured is not living at the time of policy delivery.  Depending on the outcome of our underwriting process, more or less Premium may be necessary for us to issue the policy.  We also have the right to reject any application for insurance, in which case we will return your Premium payment within 2 business days of the date we make the decision to reject your application.

After we approve an application, insurance coverage will begin and will be In Force on the Policy Date shown on the Policy Data Page.  Changes in the Specified Amount (which may only be requested after the first policy year) will be effective on the next monthly policy anniversary after we approve the change request.

Insurance coverage will end upon the Insured's death, when we begin to pay the Proceeds, or when the policy reaches the Maturity Date unless it is extended.  Coverage can also end if the policy Lapses.

Temporary Insurance Coverage.  Temporary insurance coverage (of an amount equal to the Specified Amount, up to $1,000,000) may be available for no charge before full insurance coverage takes effect.  You must submit a temporary insurance agreement and make an initial Premium payment.  The amount of this initial Premium payment will depend on the initial Specified Amount, your choice of Death Benefit option, and any Riders you elect.  Temporary insurance coverage will remain In Force for no more than 60 days from the date of the temporary insurance agreement.  If full coverage is denied, the temporary insurance coverage will terminate 5 days from the date we mail a termination notice (accompanied by a refund equal to the Premium payment you submitted).  If full coverage is approved, the temporary insurance coverage will terminate on the date that full insurance coverage takes effect.  Allocation of the initial Net Premium will be determined by the right to examine law of the state in which you live, as discussed above.

Right to Cancel (Examination Right)

You may cancel your policy during the free-look period.  The free-look period expires 10 days after you receive the policy (or longer if required by state law).  If you decide to cancel the policy during the free-look period, return the policy to the sales representative who sold it to you or return it to us at our Home Office along with your written cancellation request.  Your written request must be received, if returned by means other than U.S. mail, or post-marked, if returned by U.S. mail, by the last day of the free look period.  For a limited time, you may cancel the policy and receive a refund.  When you cancel the policy during your examination right the amount we refund will be Cash Value or, in certain states, the greater of the initial Premium payment or the policy's Cash Value.  If the policy is canceled, we will treat the policy as if it was never issued. If we do not receive your policy at our Home Office by the close of business on the date the free-look period expires, you will not be permitted to cancel your policy free of charge.  Within 7 days, we will refund the amount prescribed by law.  If the policy is canceled, we will treat the policy as if it was never issued.

Premium Payments

This policy does not require a payment of a scheduled Premium amount to keep it In Force.  It will remain In Force as long as the conditions that cause a policy to Lapse do not exist.  However, we will send scheduled Premium payment reminder notices to you according to the Premium payment schedule shown on the Policy Data Page.  If you decide to make an additional Premium payment, you must send it to our Home Office.  Each Premium payment must be at least $50.  Upon request, we will furnish Premium payment receipts.

You may make additional Premium payments at any time while the policy is In Force, subject to the following:

•	We may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy’s Net Amount At Risk.

•	We will refund Premium payments that exceed the applicable premium limit established by the IRS to qualify the policy as a contract for life insurance.

•
We will monitor Premiums paid and will notify you when the policy is in jeopardy of becoming a modified endowment contract.  For more information regarding modified endowment contracts, see "Periodic Withdrawals, Non-Periodic Withdrawals and Loans" beginning on page 36.

•	We may require that policy Indebtedness be repaid before we accept any additional Premium payments.

Premium payments will be allocated according to the allocation instructions in effect at the time the Premium is received.

Cash Value

We will determine the Cash Value at least monthly.  At the end of any given Valuation Period, the Cash Value is equal to the sum of:

•	the value of the Accumulation Units allocated to the Sub-Accounts;

•	amounts allocated to the fixed investment option, including credited interest; and

•	amounts allocated to the policy loan account, including credited interest.

Surrenders and policy charges and deductions will reduce the Cash Value.  Thus, the Cash Value will fluctuate daily and there is no guaranteed Cash Value.  Accordingly, if the Cash Value is a factor in calculating a benefit associated with the policy, the value of that benefit will also fluctuate.  The loan account is part of our General Account and will not be affected by the Investment Experience of the Sub-Accounts. While they are both part of our General Account, the fixed investment option and the loan account are credited interest at different rates. If the policy is surrendered, The Cash Value will be reduced by the amount of any outstanding policy loans and unpaid charged interest in the loan account to calculate the Cash Surrender Value.

Changing the Amount of Insurance Coverage

After the first policy year, you may request to change the Specified Amount.  However, no change will take effect unless the new Cash Surrender Value would be sufficient to keep the policy In Force for at least 3 months.  Changes to the Specified Amount will typically alter the Death Benefit.  For more information, see "Changes in the Death Benefit Option," beginning on page 33.

Any request to increase the Specified Amount must be at least $50,000 and the Insured must be Attained Age 85 or younger at the time of the request.  An increase in the Specified Amount may cause an increase in the Net Amount At Risk.  Because the Cost of Insurance Charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will usually cause the policy's Cost of Insurance Charge to increase.  An increase in the Specified Amount may require you to make larger or additional Premium payments in order to avoid Lapsing the policy.  To increase the Specified Amount, you must submit a written request to our Home Office and you must provide us with evidence of insurability that satisfies our underwriting standards.
You may request to decrease the Specified Amount.  We apply Specified Amount decreases to the most recent Specified Amount increase, and continue applying the decrease backwards, ending with the original Specified Amount.  Decreases to the Specified Amount may decrease the dollar amount of policy charges calculated per $1,000 of Specified Amount or Net Amount at Risk (including any rider charges so calculated), depending on the death benefit option elected and the amount of the Cash Value.  Decreases may also result in a surrender charge being assessed.  For more information, see "Surrender Charges" beginning on page 18.

We will deny any request to reduce the Specified Amount below the minimum Specified Amount shown on the Policy Data Page.  We will also deny any request that would disqualify the policy as a contract for life insurance.  To decrease the Specified Amount, you must submit a written request to our Home Office.

Changes to the Specified Amount will become effective on the next monthly policy anniversary after we approve the request  unless you request and we approve a different date.  We reserve the right to limit the number of Specified Amount changes to 1 increase and 1 decrease each policy year.

Right of Conversion

Within 24 months of the Policy Date, you may elect by written request to transfer 100% of your Cash Value allocated to the variable Sub-Accounts into the fixed investment option without regard to any restrictions otherwise applicable to such transfers.  For more information see "Fixed Investment Option Transfers" beginning on page 13.  To invoke this right, you must submit your request to our Home Office on our specified forms.  This election is irrevocable.

Once your request has been processed, subsequent transfers out of the fixed investment option will be prohibited and your policy will no longer participate in the Investment Experience of the Sub-Accounts.  In effect, your policy will be come a fixed life insurance policy, and the policy's Cash Value will be credited with the fixed account's interest rate.  In addition, the following will apply:

•
The asset rebalancing service and dollar cost averaging programs will no longer be available for election.  If asset rebalancing and/or dollar cost averaging were elected prior to your request these programs will terminate.

•	Mortality and Expense Risk Charges will no longer be deducted after conversion because they are only deducted from Cash Value allocated to the variable Sub-Accounts.

•
All other benefits, services, riders, and charges, including loans and full and partial surrenders, will continue and/or continue to be available after your request for conversion, subject to the same terms applicable prior to your request for conversion.

Exchanging the Policy

You may request to exchange the policy for another policy, offered by us at the time, that is a plan of permanent fixed life insurance.  This is not a contractual right of the policy and we may refuse such a request.  To make an exchange with us you will surrender this policy and use its Cash Surrender Value to purchase the new policy we underwrite on the Insured’s life, subject to: (i) our approval and; (ii) the Insured (a) satisfies our underwriting standards of insurability and (b) you pay all costs associated with the exchange.  You may transfer Indebtedness to the new policy.

You must submit your exchange request to our Home Office on our specified forms.  The policy must be In Force and not in a Grace Period.  The exchange may have adverse tax consequences.  The new policy will take effect on the exchange date only if the Insured is alive.  This policy will terminate when the new policy takes effect.  A surrender charge may be assessed at the time of the exchange.  For more information regarding whether a surrender charge will apply, see "Surrender Charges" beginning on page 18.

Terminating the Policy

There are several ways that the policy can terminate.  You may surrender the policy for its Cash Surrender Value (which may result in adverse tax consequences).  Coverage under the policy will end when we receive your written request to surrender the policy at our Home Office.  The policy will automatically terminate when the Insured dies, the policy matures, or the Grace Period ends.

Assigning the Policy

You may assign any rights under the policy while the Insured is alive.  If you do, your beneficiary’s interest will be subject to the person(s) to whom you have assigned rights.  Your assignment must be in writing and will become effective on the date we record it at our Home Office.  Your assignment will be subject to any outstanding policy loans.

Reminders, Reports, and Illustrations

Upon request, we will send you scheduled Premium payment reminders and transaction confirmations.  We will also send you semi-annual and annual reports that show:

•	the Specified Amount;
•	minimum monthly Premiums;
•	Premiums paid;
•	all charges since the last report;
•	the current Cash Value;
•	the Cash Surrender Value; and
•	Indebtedness.

Confirmations of individual financial transactions, such as transfers, partial Surrenders, loans, etc., are generated and mailed automatically.  Copies may be obtained by calling our service center or submitting a written request.  You may receive information faster from us and reduce the amount of mail you receive by signing up for our eDelivery program.  We will notify you by e-mail when important documents, like statements and prospectuses, are ready for you to view, print, or download from our secure server.  If you would like to choose this option, go to www.nationwide.com/login.

We will send these reminders and reports to the address you provide on the application unless directed otherwise.   At any time after the first policy year, you may ask for an illustration of future benefits and values under the policy.

IMPORTANT NOTICE REGARDING DELIVERY

OF SECURITY HOLDER DOCUMENTS

When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements and semi-annual and annual reports are required to be mailed to multiple policy owners in the same household, Nationwide will mail only one copy of each document, unless notified otherwise by the policy owner(s).  Household delivery will continue for the life of the policies.  Please call 1-866-223-0303 to resume regular delivery.  Please allow 30 days for regular delivery to resume.

Standard Policy Charges

We will take deductions from Premium payments and/or the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the charges assessed under the policy.  We begin to deduct monthly charges from your policy's Cash Value on the Policy Date.  If you have a policy loan, a complete description of how interest is credited and charged results in costs to you is described in the "Policy Loans" section of this prospectus.

Premium Load

Sales Load

We deduct the Sales Load (as part of the Premium Load) from each Premium payment to compensate us for our sales expenses.  The current (and guaranteed maximum) Sales Load is $25 per $1,000 of Premium.  This charge is assessed in all policy years.

We may waive the Sales Load on the initial Premium paid into this Policy as part of a sponsored exchange program to another policy we offer through Nationwide Life and Annuity Insurance Company or our parent company, Nationwide Life Insurance Company, as permitted under the securities laws and/or rules or by order of the Securities and Exchange Commission.

Premium Taxes

We deduct Premium Taxes (as part of the Premium Load) from each Premium payment to reimburse us for state and local premium taxes (at the estimated rate of 2.25%) and for federal premium taxes (at the estimated rate of 1.25%).  The current (and guaranteed maximum) Premium Tax is $35 per $1,000 of Premium.  This amount is not the actual amount of the tax liability we incur.  It is an estimated amount.  If the actual tax liability is more or less, we will not adjust the charge.

A Note on the Premium Load. We deduct a Premium Load from each Premium payment to partially reimburse us for our sales expenses and Premium taxes, and certain actual expenses, including acquisition costs.  The Premium Load also provides revenue to compensate us for assuming risks associated with the policy, and revenue that may be a profit to us.

Short-Term Trading Fees

Some mutual funds offered in the policy may assess (or reserve the right to assess) a short-term trading fee (sometimes called "redemption fee" by the mutual fund) in connection with transfers from a Sub-Account that occur within 60 days after the date of allocation to the Sub-Account.

Short-Term Trading Fees are intended to compensate the mutual fund (and policy owners with interests allocated in the Sub-Account) for the negative impact on mutual fund performance that may result from frequent, short-term trading strategies.  Short-Term Trading Fees are not intended to affect the large majority of policy owners not engaged in such strategies.

Any Short-Term Trading Fee assessed by any mutual fund available in conjunction with the policy will equal 1% of the amount determined to be engaged in short-term trading.  Short-Term Trading Fees will only apply to those Sub-Accounts corresponding to mutual funds that charge such fees (see the mutual fund's prospectus).  Any Short-Term Trading Fees paid are retained by the mutual fund and are part of the mutual fund’s assets.  Policy owners are responsible for monitoring the length of time allocations are held in any particular Sub-Account.  We will not provide advance notice of the assessment of any applicable Short-Term Trading Fee.

For a complete list of the Sub-Accounts that assess (or reserve the right to assess) a Short-Term Trading Fee, please refer to "Appendix A" in this prospectus.

If a Short-Term Trading Fee is assessed, the mutual fund will charge the separate account 1% of the amount determined to be engaged in short-term trading.  The separate account will then pass the Short-Term Trading Fee on to the specific policy owner that engaged in short-term trading by deducting an amount equal to the Short-Term Trading Fee from that policy owner's Sub-Account value.  All such fees will be remitted to the mutual fund; none of the fee proceeds will be retained by us or the separate account.

When multiple allocations are made to a Sub-Account that is subject to Short-Term Trading Fees, transfers out of that Sub-Account will be considered to be made on a first in/first out (FIFO) basis for purposes of determining Short-Term Trading Fees.  In other words, Accumulation Units held the longest time will be treated as being transferred first, and Accumulation Units held for the shortest time will be treated as being transferred last.

Some transactions are not subject to the Short-Term Trading Fees, including:

•	scheduled and systematic transfers, such as those associated with dollar cost averaging programs and asset rebalancing programs;

•	policy loans;

•	full or partial surrenders; or

•	payment of the Proceeds.

New share classes of certain currently available mutual funds may be added as investment options under the policy.  These new share classes may require the assessment of Short-Term Trading Fees.  When these new share classes are added, new Premiums and transfers to the Sub-Accounts in question may be limited to the new share class.

Illustration Charge

Currently, we do not assess an Illustration Charge, which would compensate us for the administrative costs of generating the illustration.  However, we may, in the future, assess an Illustration Charge, which will not exceed $25 per illustration requested.  Any Illustration Charge must be paid in cash at the time of the illustration request.  The Illustration Charge will not be deducted from the policy's Cash Value.

Partial Surrender Fee

Currently, we do not deduct a Partial Surrender Fee, which would compensate us for the administrative costs associated with calculating and generating the surrender amount.  However, we may, in the future, assess a Partial Surrender Fee.  The Partial Surrender fee assessed to each surrender will not exceed the lesser of $25 or 2% of the amount surrendered.  Any Partial Surrender Fee assessed will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.

Surrender Charges

We deduct a Surrender Charge from the Cash Value if you surrender or Lapse the policy.  Also, if you increase the Specified Amount, and then reduce the Specified Amount to less than it was before the increase, we will deduct a Surrender Charge from the Cash Value.  The Surrender Charge is assessed to compensate us for policy underwriting expenses and sales expenses, including processing applications, conducting medical exams, determining insurability (and the Insured’s underwriting class), and establishing policy records.  Thus, the Surrender Charge is comprised of two components: the underwriting component and the sales component.

The underwriting component equals the product of the Specified Amount and the administrative target factor.  (The administrative target factor is actuarially derived and is used to determine how much we should charge per Premium payment for underwriting expenses.)  The administrative target factor varies by the Total Specified Amount and the Insured's age when the policy was issued.  A table showing the Administrative Target Factors by issue age and Total Specified Amount can be found in the "Maximum Surrender Charge Calculation" section of the Statement of Additional Information to this prospectus.

The sales component is the lesser of the following two amounts: (1) the product of the Specified Amount, divided by 1,000, and the surrender target factor; and (2) the sum of all Premium payments you made during the first policy year.  The surrender target factor is actuarially derived and is used to determine how much we should charge per Premium payment for sales expenses.  The surrender target factor varies by the Insured's sex, the Insured's age when the policy was issued.  A table showing the Surrender Target Factors by issue age and sex can be found in the "Maximum Surrender Charge Calculation" section of the Statement of Additional Information to this prospectus.

The initial Surrender Charge is the sum of the underwriting component and a percentage (that varies by issue age, sex, Specified Amount, and Death Benefit option, and ranges between 21% to 85%) of the sales component.  A table showing the applicable Surrender Charge Percentage by issue age, sex, Specified Amount, and Death Benefit option can be found in the "Maximum Surrender Charge Calculation" section of the Statement of Additional Information to this prospectus.

Generally, surrender charges will be greater for policy owners who are older or in poor health and less for policy owners who are younger or in good health.  For a given policy owner, larger Specified Amounts will produce greater surrender charges.  In addition, surrender charges will increase with the amount of Premium you pay in the first policy year, or first year after a Specified Amount increase, up to the dollar amount produced by the calculation in (1) of the sales component description above, which represents the maximum surrender charge we are permitted by law for this policy. Beyond this point increasing the first year Premium you pay will not impact your surrender charges.

When considering the potential impact of surrender charges, you should remember that variable universal life insurance is not suitable as an investment vehicle for short-term savings.  It is designed for long-term financial planning.  Attempting to minimize your surrender charges by choosing a lower Specified Amount may result in inadequate death benefit coverage, and paying less first year Premium to minimize surrender charges may result in higher cost of insurance charges and a greater chance your policy could lapse.  You should consult with your registered representative and carefully weigh all relevant benefit and charge factors together with your goals in purchasing this policy.

Depending on the policy year of the surrender and the Insured's age at the time of policy issuance or at the time an increase becomes effective, the actual Surrender Charge paid will be a decreasing percentage of the initial Surrender Charge, as set forth in the following table:

Reduction of Surrender Charges

Number of completed years from the Policy Date or effective date of Specified Amount Increase:	Surrender Charge, as a percentage of the initial Surrender Charge:
	Issue Ages 0-49	Issue Ages 50+
1	100%	100%
2	100%	100%
3	100%	95.0%
4	100%	95.0%
5	95.0%	80.0%
6	85.0%	65.0%
7	70.0%	60.0%
8	52.0%	45.0%
9	30.0%	30.0%
10	8.3%	8.3%
11 and thereafter	0.0%	0.0%

Each increase to the Specified Amount (referred to as Specified Amount segments) will have its own Surrender Charge.  Surrender charges for an increase are only 76% of the surrender charge for a corresponding initial segment.  The Surrender Charge for each Specified Amount segment, when added together, will equal your total Surrender Charge.

See Appendix C for more information and examples showing how the Surrender Charge is calculated.

Any Surrender Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.

We will waive the surrender charge of your policy if you elect to surrender it in exchange for a plan of permanent fixed life insurance offered by us, as described in the "Exchanging the Policy" section beginning on page 17, subject to the following:
•      the exchange and waiver will be subject to your
providing us new evidence of insurability and our underwriting approval; and

	you have not elected either of these Riders:

1.	Premium Waiver Rider;

2.	Waiver of Monthly Deductions Rider; or

3.	Long-Term Care Rider.

Cost of Insurance Charge

We deduct a Cost of Insurance Charge from the policy's Cash Value on the Policy Date and on each monthly anniversary of the Policy Date to compensate us for providing expected mortality benefits, and to reimburse us for certain actual expenses, including acquisition costs and state and federal taxes.  This charge also provides revenue to compensate us for assuming certain risks associated with the policy, and revenue that may be profit to us. The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate.  The cost of insurance rate will vary by the Insured’s sex, issue age, underwriting class, any Substandard Ratings, how long the policy has been In Force, and the Total Specified

Amount.  The cost of insurance rates are based on our expectations as to future mortality and expense experience.  There will be a separate cost of insurance rate for the initial Specified Amount and any Specified Amount increase.  The cost of insurance rates will never be greater than those shown on the Policy Data Pages plus any monthly flat extra charge assessed for Substandard Ratings. A flat extra charge represents an added cost due to an increased risk of providing life insurance. A flat extra charge is associated with non-medical factors such as occupation, aviation, driving, or other factors that present an increased exposure to accident or health hazards. The flat extra charge is the product of the Net Amount at Risk and the flat extra rate which ranges between $2.00 and $25.00 per $1,000 of Net Amount at Risk. The flat extra charge is shown on the Policy Data Page.

We will uniformly apply a change in any cost of insurance rate for Insureds of the same age, sex, underwriting class, and any Substandard Ratings and Specified Amount, if their policies have been In Force for the same length of time.  If a change in the cost of insurance rates causes an increase to your Cost of Insurance Charge, your policy’s Cash Value could decrease.  If a change in the cost of insurance rates causes a decrease to your Cost of Insurance Charge, your policy's Cash Value could increase.

The Cost of Insurance Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.

Mortality and Expense Risk Charge

We deduct a monthly Mortality and Expense Risk Charge from the policy's Cash Value allocated to the Sub-Accounts on each monthly anniversary of the Policy Date to compensate us for assuming the risk associated with mortality and expense costs.  This charge also provides revenues to compensate us for assuming certain risks associated with the policy, and revenues that may be profit to us.  The mortality risk is that the Insured will not live as long as expected.  The expense risk is that the costs of issuing and administering the policy will be more than expected.  The Mortality and Expense Risk Charge will be deducted proportionally from your Sub-Account allocations.

The maximum guaranteed Mortality and Expense Risk Charge is equal to an annualized rate of $3.00 per $1,000, or $0.25 monthly, of all variable account Cash Value for all policy years.  Currently, the amount of the Mortality and Expense Risk Charge that is assessed is $0.00.

Administrative Per Policy Charge

We deduct a monthly Administrative Per Policy Charge from the policy's Cash Value to reimburse us for the costs of maintaining the policy, including accounting and record-keeping.  Currently, the Administrative Per Policy Charge is $25 per month in the first policy year and $10 per month thereafter.  The maximum guaranteed Administrative Per Policy Charge is $25 per month in the first policy year and $10 per month thereafter.

The Administrative Per Policy Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.

Underwriting and DistributionCharge

We deduct a monthly Underwriting and Distribution Charge from the policy's Cash Value to compensate us for sales, underwriting, distribution and issuance of the policy.  The Underwriting and Distribution Charge will be assessed for 10 years measured from the Policy Date for the initial Base Policy Specified Amount, and from the effective date of any increase in the Base Policy Specified Amount.

The applicable Underwriting and Distribution Charge rate is set on the Policy Date or effective date of any Base Policy Specified Amount increase based on three factors:

(1)the insured's Attained Age;

(2)the Death Benefit option in effect; and

(3)the applicable rate tier based on the Base Policy Specified Amount at the time of determination.

Once set, an applicable rate will not change for the duration of the charge except if the Death Benefit is changed from Death Benefit Option 1 or 3 to Death Benefit Option 2.  If the charge is adjusted for a change in Death Benefit option from Death Benefit Option 1 or 3 to Death Benefit Option 2, the applicable rates will be based on the Insured's age on the Policy Date or increase effective date(s), and will apply from the effective date of the Death Benefit option change.

The guaranteed maximum Underwriting and Distribution Charge is $1.18 per $1,000 of the first $250,000 of Base Policy Specified Amount, $1.01 per $1,000 of Base Policy Specified Amount from $250,000 to $500,000, and $1.01 per $1,000 of Base Policy Specified Amount in excess of $500,000.  Currently the guaranteed maximum applicable rates are charged.  Refer to Appendix D for a complete list of the applicable rates and examples of how this charge is calculated.

The Underwriting and Distribution Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.

Mutual Fund Operating Expenses

In addition to the charges listed above, there are also charges associated with the mutual funds in which the Sub-Accounts invest.  While you will not pay these charges directly, they will affect the value of the assets you have allocated to the Sub-Accounts because these charges are reflected in the underlying mutual fund prices that we subsequently use to value your Sub-Account units.  Please see the underlying mutual funds’ prospectuses for additional information about these charges.  You may request FREE OF CHARGE copies of the prospectus for any of the underlying mutual funds available under the policy.  Information on how to contact us is located on the front page of this prospectus.

Reduction of Charges

The policy may be purchased by individuals, corporations, and other entities.  We may reduce or eliminate certain charges

(Sales Load, Surrender Charge, administrative charges, Cost of Insurance Charge, or other charges) where the size or nature of the group allows us to realize savings with respect to sales, underwriting, administrative or other costs.  Where prohibited by state law, we will not reduce charges associated with the policy.

We determine the eligibility and the amount of any reduction by examining a number of factors, including: the number of policies owned with different insureds; the total Premium we expect to receive; the total cash value of commonly owned policies; the nature of the relationship among individual insureds; the purpose for which the policies are being purchased; the length of time we expect the individual policies to be in force; and any other circumstances which are rationally related to the expected reduction in expenses.

We may lower commissions to the selling broker-dealer and/or increase charge back of commissions paid for policies sold with reduced or eliminated charges.  If you have questions about whether your policy is eligible for reduction of any charges, please consult with your registered representative for more specific information.  Your registered representative can answer your questions and where appropriate can provide you with illustrations demonstrating the impact of any reduced charges for which you may be eligible.

We may change both the extent and the nature of the charge reductions.  Any charge reductions will be applied in a way that is not unfairly discriminatory to policy owners and will reflect the differences in costs of services we provide.

Entities considering purchasing the policy should note that in 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex.  The policies are based upon actuarial tables that distinguish between men and women unless the purchaser is an entity and requests that we use non-sex distinct tables.  Thus the policies generally provide different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

A Note on Charges

During a policy's early years, the expenses we incur in distributing and establishing the policy exceed the deductions we take.  Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long-term financial investment.  Accordingly, we have designed the policy with features and investment options that we believe support and encourage long-term ownership.

We make many assumptions and account for many economic and financial factors when we establish the policy's fees and charges.  The following is a discussion of some of the factors that are relevant to the policy's pricing structure.

Distribution, Promotional, and Sales Expenses.  Distribution, promotional and sales expenses include amounts we pay to broker-dealer firms as commissions, expense allowances and marketing allowances.  We refer to these expenses collectively as "total compensation." The maximum total compensation we pay to any broker-dealer firm in conjunction with policy sales is 135% of first year Premiums and 3% of renewal premium after the first year.

We have the ability to customize the total compensation package of our broker-dealer firms.  We may vary the form of compensation paid or the amounts paid as commission, expense allowance or marketing allowance; however, the total compensation will not exceed the maximum (135% of first year premiums and 3% of renewal premium after the first year).  Commission may also be paid as an asset-based amount instead of a premium based amount.  If an asset-based commission is paid, it will not exceed 0.20% of the non-loaned cash value per year.

The actual amount and/or forms of total compensation we pay depend on factors such as the level of premiums we receive from respective broker-dealer firms and the scope of services they provide.  Some broker-dealer firms may not receive maximum total compensation.

Individual registered representatives typically receive a portion of the commissions/total compensation we pay, depending on their arrangement with their broker-dealer firm.  If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

Information on Underlying Mutual Fund Payments

Our Relationship with the Underlying Mutual Funds.  The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The separate account aggregates policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.  The separate account (not the policy owners) is the underlying mutual fund shareholder.  When the separate account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  We incur these expenses instead.

We also incur the distribution costs of selling the policy (as discussed above), which benefit the underlying mutual funds by providing policy owners with Sub-Account options that correspond to the underlying mutual funds.

An investment adviser or subadviser of an underlying mutual fund or its affiliates may provide us or our affiliates with wholesaling services that assist in the distribution of the policy and may pay us or our affiliates to participate in educational and/or marketing activities.  These activities may provide the adviser or subadviser (or their affiliates) with increased exposure to persons involved in the distribution of the policy.

Types of Payments We Receive.  In light of the above, the underlying mutual funds or their affiliates make certain payments to us or our affiliates (the "payments").  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the policies and other variable policies we and our affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the policies, paying expenses that we or our affiliates incur in promoting, marketing, and administering the policies and the underlying mutual funds, and achieving a profit.

We or our affiliates receive the following types of payments:

•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
Payments by an underlying mutual fund’s adviser or subadviser (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.

Furthermore, we benefit from assets invested in our affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because our affiliates also receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, we may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the policies (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, we would have imposed higher charges under the policy.

Amount of Payments We Receive.  For the year ended December 31, 2007, the underlying mutual fund payments we and our affiliates received from the underlying mutual funds did not exceed 0.50% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most underlying mutual funds or their affiliates have agreed to make payments to us or our affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments we or our affiliates receive depends on the assets of the underlying mutual funds attributable to the policy, we and our affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

For additional information related to the amount of payments Nationwide receives, go to www.nationwide.com.

Identification of Underlying Mutual Funds.  We may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor we consider during the identification process is whether the underlying mutual fund’s adviser or subadviser is one of our affiliates or whether the underlying mutual fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates.

There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges of the policy in relation to its features and benefits when making your decision to invest.  Please note that higher policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

Policy Riders and Rider Charges

You may purchase one or more Riders available under the policy to meet your specific needs.  Rider availability varies by state.

We will assess any Rider charge by taking deductions from the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the Rider charges.  We begin to deduct monthly Rider charges from your policy's Cash Value on the Policy Date or on the first monthly policy anniversary after the Rider is elected.

Please note: The charge for certain Riders may be treated as a distribution from the policy for income tax purposes.  For a general discussion of the tax treatment of distributions from a policy, see "Taxes, Periodic Withdrawals, Non-Periodic Withdrawals, and Loans," below, and consult with your tax advisor.

Overloan Lapse Protection Rider

The Overloan Lapse Protection Rider prevents the policy from Lapsing due to Indebtedness by providing a guaranteed paid-up insurance benefit.  The Rider is dormant until specifically invoked by the policy owner, at which time the policy is assessed a one-time charge.  Invocation of the Rider enables the policy owner of a substantially depleted policy (due to outstanding loans) to avoid the negative tax consequences associated with lapsing a life insurance policy (consult a qualified tax advisor for more details).  All policies will automatically receive the Overloan Lapse Protection Rider (state law permitting).

The policy owner is eligible to invoke the Overloan Lapse Protection Rider when outstanding Indebtedness reaches a certain percentage of the policy's Cash Value.  This percentage varies based on the Insured’s Attained Age.  The first time the policy's outstanding Indebtedness reaches the percentage that makes the policy eligible for invocation of the Rider,

Nationwide will send a letter to the policy owner notifying them of the policy's eligibility to invoke the Rider.  The letter will also describe the Rider, its cost, and its guaranteed benefits.

In addition, the following conditions must be met in order to invoke the Rider:

•	the Insured is Attained Age 75 or older,

•	the policy has been In Force for at least 15 years,

•	the policy's Cash Value is at least $100,000,

•	at the time of policy issuance, you selected the guideline premium/cash value corridor tax test to qualify the policy for life insurance, and

•	based on our records of your Premium payments, the entire cost basis of the policy (for tax purposes) has been withdrawn.

You need not invoke the Rider immediately upon notification of eligibility.  The Rider may be invoked at any time, provided that the above conditions are met and the policy remains In Force.

Please Note:  Election of this Rider may impact other provisions of your Policy including certain other riders.

After Nationwide receives your request to invoke the Rider, Nationwide will adjust the policy, as follows:

1.	If not already in effect, the Death Benefit option will be changed to Death Benefit Option One.

2.
The Specified Amount will be adjusted to equal the lesser of: (1) the Specified Amount immediately before you invoked the Rider, or (2) the Specified Amount that will cause the Death Benefit to equal the minimum required death benefit.

3.
Any non-loaned Cash Value (after deduction of the Overloan Lapse Protection Rider charge) will be transferred to the Fixed Account, where it will earn the guaranteed fixed interest rate of the base policy (shown on the Policy Data Page).

After the above adjustments are made, the loan balance will continue to grow at the policy's loan charged rate, and the amount in the policy loan account will continue to earn interest at the policy's loan crediting rate.  No policy charges will be assessed.  No further loans may be taken from the policy and no withdrawals may be taken from the policy (except for a full policy surrender).  Cash Value may not be transferred out of the Fixed Account.  The Death Benefit will be the greater of the Specified Amount or the minimum required death benefit.  The policy will remain as described above for the duration of the policy.

Upon invocation of this Rider, the following riders, if also elected, will terminate:

•	Long-Term Care Rider
•	Spouse Life Insurance Rider
•	Waiver of Monthly Deductions
Invocation of the Overloan Lapse Protection Rider is irrevocable.

Overloan Lapse Protection Rider Charge.  We deduct a one-time Overloan Lapse Protection Rider Charge at the time you invoke the Rider to cover the administrative costs and to compensate us for the risks associated with the Rider's guaranteed paid-up death benefit.  The Overloan Lapse Protection Rider Charge is the product of the policy's Cash Value and an age-based factor shown in the Rider.  The Rider charge varies by the Insured's age and the Cash Value.

The Overloan Lapse Protection Rider Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.  If the Cash Value less Indebtedness is insufficient to satisfy the Overloan Lapse Protection Rider Charge, you cannot invoke the Rider without repaying enough Indebtedness to cover the Overloan Lapse Protection Rider Charge.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.  Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.

Adjusted Sales Load Rider Life Insurance Charge

The benefit associated with the Adjusted Sales Load Rider Life Insurance Charge is the replacement of all or a portion of the up-front Premium Load (comprised of the Sales Load and Premium Taxes) with a monthly Rider charge.  You may elect the number of years (from 1 to 7) that you want the Premium Load replaced.  You will pay a Premium Load on any amount that you do not elect to be replaced by the Rider.  This Rider is only available to purchase at the time of application.

To better understand how this Rider might benefit you, ask for an illustration of future benefits and rights under the policy with and without the purchase of this Rider.

Adjusted Sales Load Rider Life Insurance Charge Charge.  If you elect this Rider we will deduct a monthly Adjusted Sales Load Life Insurance Rider Charge to compensate us for the sales and premium tax expenses that we will not collect in the form of Premium Load.  You should expect the aggregate monthly Rider charges to be greater than the amount we would have deducted as Premium Load. The monthly charge is the product of your aggregate Premiums since the Policy Date, the portion of Premium Load you choose to replace (expressed as a whole percentage of Premiums paid), and the factor of 0.0001354.  The Rider's charge may vary.  Each Premium payment you make will cause the Rider's charge to increase.  How long the Rider charge is assessed will also vary.  The Rider charge will be assessed for 9 policy years, plus the number of years (from 1 to 7) that you want the Premium Load replaced (with a maximum Rider charge period of 15 years).  However, if you stop making Premium payments during that 1 to 7-year period, the Rider charge will only be assessed for 9 policy years, plus the number of years that you actually made Premium payments.
For example, upon election, you anticipated making Premium payments for 5 years.  Therefore, you expect to have the Rider charge assessed for 14 years (9 years plus 5 years).  However,

you actually make your last Premium payment in policy year 3, and do not make any additional Premium payments.  Since you did not get full "use" of the Rider (you only received 3 years worth of Premium Load replacement), we will only assess the Rider charge for 12 policy years (9 years plus the 3 years' worth of benefit you received).

If the policy terminates within the first 10 policy years, we will deduct from the Cash Surrender Value an amount to compensate us for the Premium Load we waived, but were unable to recover as a Rider charge.  The amount deducted from the Cash Surrender Value will equal the product of the actual Premium Load replaced by the Rider (in dollars) and the percentage from the following table that corresponds to the number of years the policy has been In Force.

Policy Year	Percentage
1	100%
2	90%
3	80%
4	70%
5	60%
6	50%
7	40%
8	30%
9	20%
10	10%
11 and Later	0%

For example, at the time you elected the Rider, you elected to replace the Premium Load for 7 years.  During the 5th policy year, you terminate the policy.  During the 5 years the policy was In Force, you paid $10,000 of Premium.  The amount of Premium Load that the Rider replaced is $400 ($40 for each $1,000 of Premium).  Therefore, we will deduct $240 (60% of $400) from your Cash Surrender Value.

The Adjusted Sales Load Life Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.  Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Children’s Term Insurance Rider

You may purchase term life insurance on any and all of the Insured's children at any time.  If an insured child dies before the Insured dies and before the Maturity Date, the policy pays a benefit to the named beneficiary.  The insurance coverage for each insured child will continue (as long as the policy is In Force) until the earlier of: (1) the policy anniversary on or after the date the Insured’s child turns age 22; or (2) the policy anniversary on which the Insured reaches Attained Age 65.
Subject to certain conditions specified in the Rider, the Rider may be converted into a policy on the life of the insured child without evidence of insurability.  The Rider will be effective until the Rider's term expires, until we pay the benefit, or until you terminate the Rider by written request to our Home Office.

Children’s Insurance Rider Charge.  If you elect this Rider we will deduct a monthly Children's Insurance Rider Charge to compensate us for providing term insurance on the lives of each and all of the Insured's children.  The Rider charge is $0.43 per $1,000 of the Rider's Specified Amount and will be assessed as long as the policy is In Force and the Rider is in effect.  The Rider charge will be the same, even if you request to change the number of children covered under the Rider.  However, we may decline your request to add another child based on our underwriting standards.

The Children's Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.  Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Long-Term Care Rider

The benefit associated with the Long-Term Care Rider is that, upon meeting certain requirements, the Insured is paid a monthly benefit to assist them with the expenses associated with their nursing home care or home health care.  To be able to invoke this Rider, the Insured must be: (1) cognitively impaired or (2) unable to do at least 2 of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair).  In addition, a 90-day waiting period, referred to as an elimination period, must be satisfied before benefits are paid.  The elimination period can be satisfied by any combination of days of Long-Term Care Facility stay or days of Home Health Care, as those terms are defined in the policy.  These days of care or services need not be continuous, but must be accumulated within a continuous period of 730 days.  The elimination period has to be satisfied only once while this Rider is in effect.  The benefit associated with this Rider may not cover all your prospective long-term care costs and will not cover your retrospective long-term care costs.  The benefits paid in association with the Rider are intended to be "qualified long-term care insurance" under federal tax law, and generally will not be taxable to the policy owner.  See your tax adviser about the use of this Rider.  You may purchase this Rider at any time.  If you purchase it after the Policy Date, we will require evidence of insurability.  There is a free-look period associated with this Rider.  Within 30 days of receipt of the Rider, you may return it to the sales representative who sold it to you, or to us at our Home Office, and we will void the Rider and refund the related charges.  This Rider will be effective until we have paid the benefit, until you invoke the Overloan Lapse Protection Rider, or until you terminate the Rider by written request to our Home Office.

Decreases in the Base Policy Specified Amount, and/or Additional Term Insurance Rider Specified Amount, if elected, will result in a corresponding decrease in Long-Term Care Rider Specified Amount only if the total Specified Amount is less than the Long-Term Care Rider Specified Amount after the decrease.

When you submit a request for benefits under this Rider, we will determine the amount of your benefit as a monthly amount.  The maximum monthly benefit will be the lesser of:

(1)	2% of Long-Term Care Specified Amount in effect; or

(2)	the per diem amount allowed by the Health Insurance Portability and Accountability Act times the number of days in the month.

The maximum lifetime benefit under any combination of Home Health Care benefits and Long-Term Care Facility benefits is equal to the lesser of the Long-Term Care Specified Amount or the Base Policy Specified Amount (including coverage under the Additional Term Insurance Rider) minus policy Indebtedness.

You may request to receive a monthly benefit less than the maximum we determine.  Choosing a lesser amount could extend the length of the benefit period.

This Rider will terminate when we have paid the maximum lifetime benefit, you invoke the Overloan Lapse Protection Rider, you terminate the Rider by written request to our Home Office, or you terminate your policy.

While benefits are being paid under the Rider, the Long-Term Care Rider charges will be waived for the duration of the Rider benefit payment period.  While receiving Rider benefits, loans or partial withdrawals are not permitted.

Long-Term Care Rider Charge.  If you elect this Rider we will deduct a monthly Long-Term Care Rider Charge to compensate us for providing long-term care benefits upon the Insured meeting certain eligibility requirements.  The Rider charge is the product of the Rider's Net Amount At Risk and a long-term care cost of insurance rate.  Because this Rider has no Cash Value, we define its Net Amount At Risk as the lesser of the Rider's Specified Amount and the policy's Net Amount At Risk.  The long-term care cost of insurance rate is based on our expectations as to your need for long-term care over time and will vary by the Insured's sex, issue age, underwriting class, and any Substandard Ratings.

The Long-Term Care Rider Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.  Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.

Spouse Life Insurance Rider

The benefit associated with the Spouse Rider is a death benefit payable upon the  death of an Insured Spouse to the designated beneficiary (if no beneficiary is designated, the benefit is payable to the Insured).

You may purchase this Rider at any time while the policy is In Force, subject to underwriting approval and the following age restrictions:

•	the Insured must be between Attained Age 21 and 59 (this Rider is no longer available on or after the policy anniversary on which the Insured reaches Attained Age 59); and

•	the Insured Spouse must be between the Attained Age 18 and 69 at the time this Rider is elected.

Coverage continues until the Rider anniversary on which the Insured Spouse reaches Attained Age 70, or until the Maturity Date, whichever is earliest.  This Rider will be effective until the Rider’s term expires, until we have paid the benefit, until you invoke the Overloan Lapse Protection Rider, or until you decide to terminate this Rider by written request to our Home Office.

This Rider has a conversion right.  The Insured Spouse may exchange the Rider's benefit for a level premium, level benefit plan, or whole life or endowment insurance, subject to limitations. Upon conversion, the Cash Value of the Policy to which this Rider is attached will not be affected. No evidence of the Insured’s Spouse insurability is required for conversion. The following are required to exercise this conversion right:

(1)	conversion must be applied for in writing;

(2)	you must exercise your conversion right while both:

a.
the Policy and Rider are in force and not in a grace period (if the Insured under the Policy dies anytime while this Policy and Rider are in force, conversion must be applied for within 90 days after we receive proof of death for the Insured); and

b.	prior to the Rider anniversary date on which the Insured Spouse reaches Attained Age 66;

(3)	the amount of coverage available for any new policy purchased under this right of conversion is subject to the following:

a.	the coverage amount of the new policy must be for the greater of $10,000 or the minimum amount available for the new policy under our issue rules at the time; but

b.	no more than 100% of the Rider Specified Amount.

(4)	the new policy must be for a plan of insurance we are issuing on the date of conversion;

(5)	the Premium for the new policy will be based on the rates in effect on the date of conversion;

(6)
the Premium rate for the new policy will be based on the Attained Age of the Insured Spouse on the date of conversion, the same class of risk as this Rider, if available, and the rates in use at that time. If this Rider's risk class is not available for the new policy, the next best risk class available will apply; and

(7)	no supplemental benefits or additional coverage may be added without evidence of the Insured Spouse's insurability and our consent.

The effective date of the new policy will be the date of conversion. The incontestability and suicide periods of the new policy will start on the effective date of this Rider.

Spouse Life Insurance Rider Charge.  If you elect this Rider we will deduct a monthly Rider charge to compensate us for providing term insurance on the life of the Insured Spouse.  The Rider charge is the product of the Rider's Specified Amount and the Insured Spouse life insurance cost of insurance rate.  We base the Insured Spouse life insurance cost of insurance rate on our expectations as to the mortality of the Insured Spouse.  The Insured Spouse life insurance cost of insurance rate will vary by the Insured Spouse’s sex, Attained Age, underwriting class, any Substandard Ratings, and the Rider's Specified Amount.

The Spouse Rider Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.  Because we deduct the charge associated with this Rider from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Decreases in the Base Policy Specified Amount may result in a corresponding decrease in the Rider's Specified Amount.

Accelerated Death Benefit Rider

The benefit associated with the Accelerated Death Benefit Rider is the ability to accelerate receipt of the Base Policy Specified Amount if the Insured has a terminal illness that:

•	cannot be corrected: and

•	results in the Insured’s remaining life expectancy being 12 months or less.

Please note: the receipt of accelerated death benefits may be taxable.  The eligibility of the recipient of the accelerated death benefits to receive Medicaid or other government provided benefits may be adversely impacted.  Prior to accepting accelerated death benefits, you should consult a tax advisor and any social service agencies from which you may be eligible for benefits.

The Rider is elected and attached to the Policy at the time the claim is made and accepted by us.  The date the Rider is effective is the date we accept the claim.  Coverage under the Rider is only applied to the Base Policy Specified Amount. Decreases in the Base Policy Specified Amount may result in a corresponding decrease in Rider Specified Amount.    Accelerated benefits under the Rider are not available on any other Riders that may be part of the Policy.

The following restrictions on coverage apply to the Rider:

•	The Rider only applies to coverage on the Insured under the base policy. It does not apply to any available Riders or insureds named under such Riders.

•	The effective date of the Rider must be at least two years before the Maturity Date.

•	Benefit amounts to be accelerated must not be subject to the Policy’s incontestability period (2 years from the date coverage is effective).

•	The Base Policy Specified Amount as of the rider effective date must be at least $50,000.

•	The accelerated death benefit may not be used if it is
•	subject under law to any claims of creditors.

Charges Associated with the Rider.  We assess two charges in connection with the Rider, an Administrative Expense Charge and a Rider Charge. The Administrative Expense Charge will be deducted from the benefit payment to compensate us for claims processing and other administrative expenses.

The Rider charge has two components.  The first component is an interest rate discount. The interest rate discount compensates us for acceleration of the payment of the Base Policy Specified Amount.   It adjusts the Base Policy Specified Amount to its present value.  We show their interest rate discount on the Rider Data Page.

The interest rate used for the interest rate discount will never be greater than 15%.  When we calculate the interest rate, we will use the greater of: (1) the current yield on 90 day treasury bills; or (2) the maximum statutory adjustable loan interest rate which is the greater of the Moody’s Corporate Bond Yield – Monthly Average Corporates or the Guaranteed Cash Surrender Value Interest Rate plus 1%.   In the event that of Moody’s Corporate Bond Yield- Monthly Average Corporates is no longer published, we will use a substantially similar average, established by your state’s insurance Commissioner.

The risk charge component of the Rider charge reflects the premature payment of a portion of the policy’s Death Benefit; Cost of Insurance and other policy charges that would have been due during the 12 month period following the Rider Effective Date for coverage corresponding to the Accelerated Death Benefit Payment. The risk charge also covers the risk that the Insured might live longer than a 12-month period and a profit load to the Company. The risk charge is equal to the Unadjusted Accelerated Death Benefit Payment times the risk charge percentage shown on the Rider Data Page. The maximum risk charge percentage is 5%.

Calculation of the Accelerated Death Benefit.  When you make a claim for acceleration of the death benefit, you must elect a percentage of the Base Policy Specified Amount you wish to receive. This elected percentage of the Base Policy Specified Amount is referred to as the Accelerated Death Benefit Rider Percentage, or Rider Percentage. The net amount of the accelerated death benefit is determined by taking the product of the Rider Percentage and Base Policy Specified Amount and then subtracting: (1) the Rider Charge; (2) Administrative Expense Charge;and (3) the product of the Rider Percentage and the sum of all outstanding policy loans.

The benefit is calculated in accordance with the formula below:

ADB = [RP (SA)] – [RC + (RP x OPL) + UP + AEC]

Where:

ADB = Accelerated Death Benefit

RP = The Rider Percentage which is the percentage of the Base Policy Specified Amount you are requesting us to pay prior to the Insured’s death.

SA = Base Policy Specified Amount at the time the benefit is calculated

RC = our Rider Charge

OPL = Outstanding Policy Loans on the date the benefit is calculated

UP = any Unpaid Premium which is the amount of any premium that might be due or payable if your policy is in a grace period on the date the benefit is calculated

AEP = our Administrative Expense Charge

Example of how the Accelerated Death Benefit Is Calculated.

Listed below is an example of how an accelerated death benefit would be calculated.

Assume the Base Policy Specified Amount is $100,000 and the Rider Percentage of the Specified Amount is fifty percent (50%).  Also assume that there are aggregate Outstanding Policy Loans in the amount of $10,000 and there is Unpaid Premium of $500.00.  The charges in this example are: (1) $3,500 aggregate for the Rider Charge; and (2) $250,00 for the Administrative Expense Charge.

Using the above assumptions, here is how the accelerated death benefit would be calculated.

ADB = [50% x $100,000)] – [$3,500 + (50% x $10,000) + $500 + $250]

ADB = [$50,000] – [$3,500 + $5,000 + $500 + $250]

ADB = [$50,000] – [$9,250]

ADB = $40,750

Eligibility and Conditions for Payment.  The following eligibility and conditions apply for payment under the Rider.

•	The Rider only applies to the single Insured under the base policy. The accelerated death benefit coverage does not apply to any insurance elected via Rider under the policy.
•	We must receive your application for benefits under the Rider at our Home Office in a written form that is satisfactory to us.
•
We must receive evidence that is satisfactory to us that the Insured has a non-correctable terminal illness resulting in the Insured having a remaining life-expectancy of 12 months or less.  Satisfactory evidence includes a certification from a physician licensed in the United States that the Insured has a non-correctable terminal illness resulting in a remaining life-expectancy of 12 months or less.  A certifying physician cannot be the Insured, Owner, Beneficiary or a relative of any of these parties.  We may also rely on additional expert medical opinions we obtain at our expense and we may choose to rely on these opinions to the exclusion of the certifying physician in making a payment determination.

Accidental Death Benefit Rider

The benefit associated with the Accidental Death Benefit Rider is the payment of a benefit, in addition to the Death

Benefit, to the named beneficiary upon the Insured’s accidental death.  Accidental death means the Insured died within 90 days of sustaining, and as a result of, bodily injury caused by external, violent, and accidental means from a cause other than a risk not assumed.  Risks not assumed vary by state.  For specific information regarding rider conditions and risks not assumed in the state where your policy was issued, please refer to your rider form and/or consult with your registered representative or call Nationwide's service center.

You may purchase this Rider at any time on or after the policy anniversary on which the Insured reaches Attained Age 5 and before the policy anniversary on which the Insured reaches Attained Age 65 (while the policy is In Force).  The Rider coverage continues until the Insured reaches Attained Age 70.  This Rider will be effective until the Rider's term expires, until we have paid the benefit, or until you terminate the Rider by written request to our Home Office.

Accidental Death Benefit Rider Charge .If you elect the Rider we deduct a monthly Accidental Death Benefit Rider Charge to compensate us for providing coverage in the event of the Insured’s accidental death.  The Rider charge is the product of the Rider's Specified Amount and the accidental death benefit cost of insurance rate.  We base the accidental death benefit cost of insurance rate on our expectations as to the likelihood of the Insured's accidental death.  The accidental death benefit cost of insurance rate will vary by the Insured's Attained Age and any Substandard Ratings.

The Accidental Death Benefit Rider Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Premium Waiver Rider

You may purchase this Rider at any time on or after the policy anniversary on which the Insured reaches Attained Age 21 and before the policy anniversary on which the Insured reaches Attained Age 59 (while the policy is In Force).

The benefit associated with the Premium Waiver Rider is a monthly credit to the policy upon the Insured’s total disability for 6 consecutive months not caused by a risk not assumed.  Risks not assumed vary by state.  For specific information regarding rider conditions and risks not assumed in the state where your policy was issued, please refer to your rider form and/or consult with your registered representative or call Nationwide's service center.

The amount credited to the policy is the lesser of:

•	the Premium you specified, or

•	the average actual monthly Premiums you paid over the last 36 months prior to the disability (or such shorter period of time that the policy has been In Force).

The monthly credit applied pursuant to the Rider may not be sufficient to keep your policy from Lapsing.

Purchasing this Rider could help preserve the Death Benefit.

If the Insured is younger than Attained Age 63 at the time of the total disability, the Rider coverage continues until the Insured reaches Attained Age 65.  If the Insured is Attained Age 63 or older at the time of the total disability, the Rider coverage continues for 2 years.  This Rider is effective until the Rider’s term expires (unless we are paying a benefit under the Rider) or until you terminate the Rider by written request to our Home Office.

Premium Waiver Rider Charge.  If you elect this Rider, we will begin deducting a monthly Premium Waiver Rider Charge to compensate us for crediting the policy with the amount of scheduled due and payable Premium payments upon the Insured’s total disability for 6 consecutive months.  The Rider charge is the product of the Rider's benefit (the monthly policy credit) and the premium waiver cost rate.  We base the premium waiver cost rate on our expectations as to likelihood of the Insured's total disability for 6 consecutive months.  The premium waiver rider monthly rates are established at issue and will not change while the rider remains In Force.  At issue or upon reinstatement, rates will vary by policy based on the Insured's sex, Attained Age, underwriting class, and any Substandard Ratings.

The Premium Waiver Rider Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Change of Insured Rider

This Rider is only available in connection with policies issued to corporate entities or in other business contexts where the primary purpose is to provide protection or benefits to employees.  The Rider is not available to individuals outside of these limited business purposes.  The benefit associated with the Change of Insured Rider is that you may designate a new Insured, subject to insurability and other conditions.  The costs and benefits under the policy after the change will be based on the underwriting classification and characteristics of the new Insured.

The amount of insurance coverage after the change date shall be the total Specified Amount shown on the application to change the Insured provided that (1) the policy continues to qualify as life insurance under the Code and (2) such specified amount equals or exceeds the minimum total Specified Amount shown on the Policy Data Pages.  You may elect this rider at the time of application or at any time while the policy is In Force.  Coverage on the new Insured will become effective on the change date.  Coverage on the previous Insured will terminate on the day before the change date.  The change date is the first monthly anniversary on or next following the date the change of insured conditions are met.  The Policy Date will not change.

Change of Insured Conditions:
1.	At the time of the change, the new Insured must have the same business relationship to the Owner as did the previous Insured.

2.	The new Insured may be required to submit evidence of insurability to us.

3.	The new Insured must satisfy our underwriting requirements.

4.	The policy must be In Force and not be in a grace period at the time of the change.

5.	The new Insured must have been at least age eighteen on the Policy Date.

6.The Owner must make written application to change the Insured.

The costs and benefits under the policy after the change will be based on the underwriting classification and characteristics of the new Insured.  However, it will have no impact on the policy's Death Benefit.  You may elect this Rider at any time.
The costs and benefits under the policy after the change will be based on the underwriting classification and characteristics of the new Insured.  However, it will have no impact on the policy's Death Benefit.  You may elect this Rider at any time.

Change of Insured Rider Charge.  There is no charge associated with the Change of Insurance Rider.

Additional Term Insurance Rider

The benefit associated with the Additional Term Insurance Rider is term life insurance on the Insured, in addition to the Death Benefit, payable to the beneficiary upon the Insured’s death.

You may purchase this Rider at any time while the policy is In Force until the Insured reaches Attained Age 85.  The Rider benefit amount may vary monthly and is based on the chosen Death Benefit.  You may renew coverage annually until the Insured reaches Attained Age 120, when this Rider’s term expires.

Before deciding whether to purchase the Additional Term Insurance Rider it is important for you to know that when you purchase this Rider, the compensation received by your registered representative and his or her firm is less than when compared to purchasing insurance coverage under the base policy.  As a result of this compensation reduction, the charges assessed for the cost of insurance under this Rider will be lower for a significant period of time.  There are instances where the Additional Term Insurance Rider may require lower Premium to maintain the total death benefit over the life of the policy or may require increased Premium when compared to not purchasing the Rider at all.

There are also some distinct disadvantages to purchasing the Rider, such as not being able to extend the Maturity Date for coverage under the Rider (resulting in a loss of coverage at maturity).  Another disadvantage is the base policy guaranteed policy continuation provision will only cover the Additional Term Insurance Rider for the first five policy years.  If the base policy provides a Death Benefit Guarantee Period longer than five policy years, this Rider will cease to be covered after the end of the fifth policy year.  See the Guaranteed Policy Continuation Provision in the Lapse section of this prospectus for additional information.

If you have questions about whether the Rider is appropriate for you, please consult your registered representative for more specific information on this Rider and its potential benefits.  Your registered representative can answer your questions and provide you with illustrations demonstrating the impact of purchasing coverage under the Rider.

Additional Term Insurance Rider Charge.  If you elect this Rider we will deduct a monthly Additional Term Insurance Rider Charge to compensate us for providing term life insurance on the Insured.  The monthly cost of insurance charge for this Rider is determined by multiplying the Rider monthly cost of insurance rate by the Rider Death Benefit.  The Rider Death Benefit will be equal to the difference between the total death benefit and the base policy death benefit.  We base the Additional Term Insurance Rider cost of insurance rate on our expectation as to the Insured's mortality.  The Additional Term Insurance Rider cost of insurance rate will vary by the Insured's sex, Attained Age, underwriting class, any Substandard Ratings, and the Total Specified Amount.

The Additional Term Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on the Cash Value.

Waiver of Monthly Deductions Rider

You may purchase this Rider at any time on or after the policy anniversary on which the Insured reaches Attained Age 21 and before the policy anniversary on which the Insured reaches Attained Age 59 (as long as the policy is In Force).  You may not purchase both this Rider and the Premium Waiver Rider.

The benefit associated with the Waiver of Monthly Deductions Rider is a benefit (in the form of a credit or expense waiver) to assist the policy owner with policy expenses upon the Insured's disability for 6 consecutive months not caused by a risk not assumed.  Risks not assumed vary by state.  For specific information regarding rider conditions and risks not assumed in the state where your policy was issued, please refer to your rider form and/or consult with your registered representative or call Nationwide's service center.

The benefit takes the form of a credit to the policy for the remainder of the policy year, of an amount necessary to keep the policy In Force.  Beginning on the next policy anniversary, the benefit takes the form of a waiver of the policy's monthly charges.

How long the benefit lasts depends on the Insured's age at the beginning of the total disability.  If the Insured's total disability begins before the Insured reaches Attained Age 60, the benefit continues for as long as the Insured is totally disabled (even if that disability extends past when the Insured reaches Attained Age 65) or until you invoke the Overloan
Lapse Protection Rider.  If the Insured's total disability begins when the Insured is between the Attained Ages of 60 and 63, the benefit continues until the Insured reaches Attained Age 65.  If the Insured's total disability begins after the Insured reaches Attained Age 63, the benefit continues for 2 years.

Waiver of Monthly Deductions Rider Charge.  If you elect this Rider we will deduct a monthly Waiver of Monthly Deductions Rider Charge to compensate us for waiving the policy's monthly charges upon the Insured’s total disability for 6 consecutive months.  The Rider charge is the product of the monthly policy charges (excluding the cost for this Rider) and the deduction waiver cost rate.  We base the waiver of monthly deductions cost rate on our expectations as to the likelihood of the Insured's total disability for 6 consecutive months.  The deduction waiver cost rate varies by the Insured's Attained Age and any Substandard Ratings.

The Waiver of Monthly Deductions Rider Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Policy Owner Services

Dollar Cost Averaging

You may elect to participate in a dollar cost averaging program.  Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations and promote a more stable Cash Value and Death Benefit over time.  Policy owners may direct us to automatically transfer specific amounts from the Fixed Account and the Federated Insurance Series – Federated Quality Bond Fund II: Primary Shares, NVIT – Nationwide NVIT Government Bond Fund: Class I, and the NVIT – Nationwide NVIT Money Market Fund: Class I to any other Sub-Account.  Transfers from the Fixed Account must be no more than 1/30th of the Fixed Account value at the time you elect to participate in the program.

You may elect to participate in the dollar cost averaging program at the time of application or at a later date by submitting an election form.  An election to participate in the program that is submitted after application will be effective at the beginning of the next policy month.  There is no charge for dollar cost averaging and dollar cost averaging transfers do not count as transfer events.  We will continue to process dollar cost averaging transfers until there is no more value left in originating investment option(s) or until you instruct us to terminate your participation in the service.

Dollar cost averaging programs may not be available in all states.  We do not assure the success of these strategies and we cannot guarantee that dollar cost averaging will result in a profit or protect against a loss.  You should carefully consider your financial ability to continue these programs over a long enough period of time to purchase Accumulation Units when their value is low, as well as when their value is high.  We may modify, suspend or discontinue these programs at any time.  We will notify you in writing 30 days before we do so.

Asset Rebalancing

You may elect to participate in an asset rebalancing program.  Asset rebalancing involves the automatic rebalancing of the Cash Value in your chosen Sub-Accounts (up to 20) on a periodic basis.  You can schedule asset rebalancing to occur every 3, 6, or 12 months on days when we price Accumulation Units.  There is no charge for asset rebalancing, and it does not count as a transfer event.

You may elect to participate in an asset rebalancing program at the time of application or at a later date by submitting an election form.  Unless you elect otherwise, asset rebalancing will not affect the allocation of Premiums you pay after beginning the program.  Manual transfers will not automatically terminate the program.  Termination of asset rebalancing will only occur as a result of your specific instruction to do so.  We reserve the right to modify, suspend or discontinue asset rebalancing at any time.

Policy Loans
After the expiration of the free-look period and while the policy is In Force, you may take a loan against the policy's Cash Value.  Loan requests must be submitted in writing to our Home Office.  You may increase your risk of Lapse if you take a policy loan.  There also may be adverse tax consequences.  You should obtain competent tax advice before you decide to take a policy loan.

Loan Amount and Interest Charged

Subject to conditions, you may take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the fixed investment option less any Surrender Charge.  The minimum loan amount is $200.

We charge interest on the amount of outstanding Indebtedness at the maximum guaranteed rate of 3.90% per annum.  The interest will accrue daily and is payable at the end of each policy year, or at the time of a new loan, a loan repayment, the Insured's Death, a policy lapse, or a full surrender.  If the interest is not paid when due, we will add it to the outstanding loan amount by transferring a corresponding amount of Cash Value from each Sub-Account to the loan account in the same proportion as your Sub-Account allocations.

Collateral and Interest Earned

As collateral for the policy loan, we will transfer Cash Value equal to the policy loan amount to the policy loan account.  Amounts transferred from the Sub-Accounts will be in the same proportion as your Sub-Account allocations, unless you instruct otherwise.  We will only transfer amounts from the Fixed Account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts.

Amounts in the policy loan account will accrue and be credited daily interest at a rate of 3.0% per annum (guaranteed minimum of 3.0%) in all policy years.

Net Effect of Policy Loans

We will charge interest on the outstanding loan amount and credit interest to the policy loan account at the same time.  In effect, the loan interest charged rate is netted against the interest crediting rate, and this is the amount that you are "charged" for taking the policy loan.  The maximum and current charges shown in the Periodic Charges Other Than Mutual fund Operating Expenses table do not reflect the interest that is credited to amounts in the loan account.  When the interest charged is netted against the interest credited, the net cost of a policy loan is lower than that which is stated in the table.

The amount transferred to the loan account is part of our general account and will not be affected by the Investment Experience of the Sub-Accounts. The loan account is credited interest at a different rate than the fixed investment option. Even if it is repaid, a policy loan will affect the policy, the Cash Surrender Value and the Death Benefit.  If your total Indebtedness ever exceeds the policy's Cash Value, your policy may Lapse.

Repayment

You may repay all or part of a policy loan at any time while the policy is In Force during the Insured’s lifetime.  The minimum repayment amount is $50.  We will apply all loan repayments to the Sub-Accounts in the same proportion as your current Sub-Account allocations, unless you indicate otherwise.  While your policy loan is outstanding, we will treat any payments that you make as Premium payments, unless you indicate otherwise.  Repaying a policy loan will cause the Death Benefit and net Cash Surrender Value to increase accordingly.

Lapse

The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges.  You can avoid Lapsing the policy by paying the amount required by the Guaranteed Policy Continuation Provision, or, if elected, you can invoke the Overloan Lapse Protection Rider to prevent the policy from Lapsing due to Indebtedness.  Before any Lapse, there is a Grace Period during which you can take action to prevent the Lapse.  Subject to certain conditions, you may reinstate a policy that has Lapsed.

Guaranteed Policy Continuation Provision

The policy provides for a guaranteed policy continuation period referred to as the "Death Benefit Guarantee Period" and shown on the Policy Data Pages.  During the Death Benefit Guarantee Period, the policy will not Lapse if at the time a Lapse would otherwise occur, you have paid an amount of Premium, reduced for any Indebtedness, partial surrenders, and/or Returned Premium, equal to or greater than the sum of the Monthly Death Benefit Guarantee Premium in effect for each respective month since your policy was issued.

If you make any changes to your policy after it is issued, including any policy loans or partial surrenders, increases or decreases the Specified Amount, adding or terminating a rider, and/or changing your death benefit option, your Monthly Death Benefit Guarantee Premium may change.  A change will result in reissued Policy Data Pages. Your current Monthly Death Benefit Guarantee Premium will be shown on the most recent version of the Policy Data Pages issued.  Upon request and for no charge, we will determine whether your Premium payments, minus any Indebtedness, partial surrenders, and/or Returned Premiums, are sufficient to keep the Guaranteed Policy Continuation Provision in effect.

The Monthly Death Benefit Guarantee Premium required will vary by the Insured's issue age, sex, underwriting class, any Substandard Ratings, the Insured's involvement in certain risky activities, the Specified Amount (including increases), and any Riders elected.

When the Death Benefit Guarantee Period ends, if the Cash Surrender Value is insufficient to cover the monthly policy charges, the policy is at risk of Lapsing and a
Grace Period will begin.  The guaranteed policy continuation provision is subject to state insurance restrictions and may be different in your state and for your policy.  There is no separate additional charge for the guaranteed policy continuation provision.

Grace Period

At the beginning of a Grace Period, we will send you a notice that will indicate the amount of Premium you must pay to avoid Lapsing the policy.  This amount is equal to the lesser of 3 times the current monthly deductions, or the amount of Premium that will bring the guaranteed policy continuation provision back into effect, if applicable.  If you do not pay the indicated amount within 61 days, the policy and all Riders will Lapse.

The Grace Period will not alter the operation of the policy or the payment of Proceeds.

Reinstatement

You may reinstate a Lapsed policy by:

•	submitting, at any time within 3 years after the end of the Grace Period and before the Maturity Date, a written request to reinstate the policy;
•	providing any evidence of insurability that we may require;
•
paying sufficient Premium to keep the policy In Force for 3 months from the date of reinstatement, or, if the policy is in the guaranteed policy continuation period, paying the lesser of (a) and (b) where:

(a)	is the amount of Premium sufficient to keep the policy In Force for 3 months from the date of reinstatement; and
(b)	is the amount of Premium sufficient to bring the guaranteed policy continuation provision into effect;
•	paying sufficient Premium to cover all policy charges that were due and unpaid during the Grace Period; and
•	repaying or reinstating any Indebtedness that existed at the end of the Grace Period.

Subject to satisfactory evidence of insurability, you may also reinstate any Riders.

The effective date of a reinstated policy, (including any Riders) will be the monthly anniversary date on or next following the date we approve the application for reinstatement.  If the policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the lesser of:

•	the Cash Value at the end of the Grace Period; or
•	the Surrender Charge corresponding to the policy year in which the policy is reinstated.

We will then add to the Cash Value any Premiums or loan repayments that you made to reinstate the policy.

The Sub-Account allocations that were in effect at the start of the Grace Period will be reinstated, unless you indicate otherwise.

Surrenders

Full Surrender

You may surrender the policy for the Cash Surrender Value at any time while the Insured is alive.  The Cash Surrender Value equals the policy's Cash Value minus any Indebtedness and the Surrender Charge.  A surrender will be effective as of the date we receive the policy and your written surrender request at our Home Office.  We reserve the right to postpone payment of that portion of the Cash Surrender Value attributable to the fixed investment option for up to 6 months.

Partial Surrender

You may request, in writing to our Home Office, a partial surrender of the policy’s Cash Surrender Value at any time after the policy has been In Force for one year.  Currently, we do not assess a Partial Surrender Fee.  However, we reserve the right to assess a Partial Surrender Fee to each partial surrender that equals the lesser of $25 or 2% of the amount surrendered.

We reserve the right to limit the number of partial surrenders to 1 per policy year.  The minimum amount of any partial surrender request is $200.  In policy years 2-10, the maximum amount of a partial Surrender in any given policy year is equal to 10% of the Cash Surrender Value as of the beginning of the policy year. In policy years 11+, the maximum amount of a partial Surrender is equal to the Cash Surrender Value less the greater of $500 or three times the most recent monthly deductions.  Monthly deductions are calculated for each month, beginning on the Policy Date, as follows:

1.      Mortality and Expense Risk Charge; plus

2.      Administrative Charges; plus

3.	the monthly cost of any additional benefits provided by any Riders; plus

4.	the Base Policy Specified Amount Cost of

Insurance.

A partial surrender cannot cause the total Specified Amount to be reduced below the minimum Specified Amount indicated on the Policy Data Page, and after any partial surrender, the policy must continue to qualify as life insurance under Section 7702 of the Code.  Partial surrenders may be subject to income tax penalties.  They could also cause your policy to become a
"modified endowment contract" under the Code, which could change the income tax treatment of any distribution from the policy.

If you take a partial surrender, we will surrender Accumulation Units from the Sub-Accounts proportionally based on the current variable account Cash Value to equal the amount of the partial surrender.  If there are insufficient Accumulation Units available, we will surrender amounts from the Fixed Account.

Reduction of the Specified Amount due to a Partial Surrender.  When you take a partial surrender, we will reduce the Specified Amount to keep the Net Amount At Risk the same as before the partial surrender, if necessary.  The policy’s charges going forward will be based on the new Specified Amount causing the charges to be lower than they were prior to the partial surrender.

Any reduction of the Specified Amount will be made in the following order: against the most recent increase in the Specified Amount, then against the next most recent increases in the Specified Amount in succession, and finally, against the initial Specified Amount.

The Death Benefit

Calculation of the Death Benefit

We will calculate the Death Benefit and pay it to the beneficiary when we receive (at our Home Office) all information required to process the Death Benefit, including, but not limited to, proof that the Insured has died.  The Death Benefit may be subject to an adjustment if you make an error or misstatement upon application, or if the Insured dies by suicide.

While the policy is In Force, the Death Benefit will never be less than the Specified Amount.  The Death Benefit will depend on which Death Benefit option you have chosen and the tax test you have elected, as discussed in greater detail below.  Also, the Death Benefit may vary with the Cash Value of the policy, which is affected by Investment Experience, outstanding Indebtedness, and any due and unpaid monthly deductions that accrued during a Grace Period.

Death Benefit Options

There are 3 Death Benefit options under the policy.  You may choose one.  If you do not choose one of the following Death Benefit options, we will assume that you intended to choose Death Benefit Option One.  Not all Death Benefit options are available in all states.

Death Benefit Option One.  The Death Benefit will be the greater of the Specified Amount or the Minimum Required Death Benefit.

Death Benefit Option Two.  The Death Benefit will be the greater of the Specified Amount plus the Cash Value as of the date of death, or the Minimum Required Death Benefit.

Death Benefit Option Three.  The Death Benefit will be the greater of the Specified Amount plus the accumulated premium account (which consists of all Premium payments, plus interest, minus all partial surrenders as of the date of the Insured's death), or the Minimum Required Death Benefit.

The interest rate attributable to the accumulated premium account is referred to as the Death Benefit Option Three Interest Rate and is stated on the Policy Data Page.  The amount of the accumulated premium account will be no less than zero or more than the Death Benefit Option Three Maximum Increase, which is a limit or "cap" placed on the amount the Death Benefit may be increased by the accumulated premium account when Death Benefit Option Three is elected.  The Death Benefit Option Three Maximum Increase is stated on the Policy Data Page.

The Minimum Required Death Benefit

The policy has a Minimum Required Death Benefit.  The Minimum Required Death Benefit is the lowest Death Benefit that will qualify the policy as life insurance under Section 7702 of the Code.

The tax tests for life insurance generally require that the policy have a significant element of life insurance and not be primarily an investment vehicle.  At the time we issue the policy, you irrevocably elect one of the following tests to qualify the policy as life insurance under Section 7702 of the Code:

•	the cash value accumulation test; or

•	the guideline premium/cash value corridor test.

If you do not elect a test, we will assume that you intended to elect the guideline premium/cash value corridor test.

The cash value accumulation test determines the Minimum Required Death Benefit by multiplying the Cash Value by a percentage described in the federal tax regulations.  The percentages depend upon the Insured's age, sex, and underwriting classification.  Under the cash value accumulation test, there is no limit to the amount that may be paid in Premiums as long as there is sufficient Death Benefit in relation to the Cash Value at all times.

The guideline premium/cash value corridor test determines the Minimum Required Death Benefit by comparing the Death Benefit to an applicable percentage of the Cash Value.  These percentages are set out in the Code, but the percentage varies only by the Attained Age of the Insured.

In deciding which test to elect for your policy, you should consider the following:

•
The cash value accumulation test generally allows flexibility to pay more premium, subject to our approval of any increase in the policy's Net Amount At Risk that would result from higher premium payments.

Premium payments under the guideline premium cash value corridor test are limited by Section 7702 of the Code.

•
Generally, the guideline premium cash value corridor test produces a higher death benefit in the early years of the policy while the cash value accumulation test produces a higher death benefit in the policy's later years.

•	Monthly cost of insurance charges that vary with the amount of the death benefit may be greater during the years when the elected test produces a higher death benefit.

Consult a qualified tax adviser on all tax matters involving your policy.

Regardless of which test you elect, we will monitor compliance to ensure that the policy meets the statutory definition of life insurance for federal tax purposes.  As a result, the Proceeds payable under a policy should be excludable from gross income of the beneficiary for federal income tax purposes.  We may refuse additional Premium payments or return Premium payments to you so that the policy continues to meet the Code's definition of life insurance.

Changes in the Death Benefit Option

After the first policy year, you may elect to change the Death Benefit option from either Death Benefit Option One to Death Benefit Option Two, or from Death Benefit Option Two to Death Benefit Option One.  You may not change to Death Benefit Option Three.  However, you may change from Death Benefit Option Three to Death Benefit Option One or Death Benefit Option Two.  We will permit only 1 change of Death Benefit option per policy year.  The effective date of a change will be the monthly policy anniversary following the date we approve the change.

For any change in the Death Benefit option to become effective, the Cash Surrender Value after the change must be sufficient to keep the policy In Force for at least 3 months.

Upon effecting a Death Benefit option change, we will adjust the Specified Amount so that the Net Amount At Risk remains the same.  The policy’s charges going forward will be based on the adjusted Specified Amount causing the charges to be higher or lower than they were prior to the change.  We will refuse a Death Benefit option change that would reduce the Specified Amount to a level where the Premium you have already paid would exceed any premium limit under the tax tests for life insurance.

Where the policy owner has selected the guideline premium/cash value corridor test, a change in Death Benefit option will not be permitted if it results in the total Premiums paid exceeding the maximum premium limitations under Section 7702 of the Code.

Incontestability

We will not contest payment of the Death Benefit based on the initial Specified Amount after the policy has been In Force during the Insured's lifetime for 2 years from the Policy Date, and, in some states, within 2 years from a reinstatement date.  For any change in Specified Amount requiring evidence of insurability, we will not contest payment of the Death Benefit based on such increase after it has been In Force during the Insured's lifetime for 2 years from its effective date, and, in some states, within 2 years from a subsequent reinstatement date.

Suicide

If the Insured dies by suicide, while sane or insane, within 2 years from the Policy Date, and, in some states, within 2 years a reinstatement date, we will pay no more than the sum of the Premiums paid, less any Indebtedness, and less any partial surrenders.  Similarly, if the Insured dies by suicide, while sane or insane, within 2 years from the date we accept an application for an increase in the Specified Amount, and, in some states, within 2 years from a subsequent reinstatement date, we will pay no more than the Death Benefit associated with insurance that has been In Force for at least two years from the Policy Date, plus the Cost of Insurance Charges associated with any increase in Specified Amount that has been In Force for a shorter period.

Policy Maturity

The Maturity Date of the policy will automatically be extended if the policy is In Force on the Maturity Date, unless you elect otherwise.  Refer to the Extending the Maturity Date section below for additional information.

If you elect not to extend the Maturity Date, we will pay the Proceeds to you, generally, within 7 days after we receive your written request at our Home Office.  The payment will be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our policy owners; or the Proceeds are to be paid from the fixed investment option.  The Proceeds will equal the policy's Cash Value minus any Indebtedness.  After we pay the Proceeds, the policy is terminated.

Extending the Maturity Date

During this Maturity Date extension, you will still be able to request partial surrenders, and, if elected, the Long-term Care Rider will remain in effect (though you will not be charged for it).  Payment of the Proceeds and the termination of policy benefits will coincide with the policy's extended Maturity Date (unless you decide otherwise).  The Maturity Date extension will be for the Specified Amount, or the policy Cash Value if required by law in the state in which you lived at the time you purchased the policy, regardless of your previous Death Benefit option choice. If the policy's Maturity Date is extended, we will endorse the policy so that:

(1)	no changes to the Specified Amount will be allowed;

(2)	no changes to the Death Benefit option will be allowed;

(3)	no additional Premium payments will be allowed;

(4)	no additional periodic charges will be deducted;

(5)	100% of the policy's Cash Value will be transferred to the Fixed Account; and

(6)
the Specified Amount will be adjusted to what it was when the Insured reached Attained Age 85, but excluding any coverage provided by the Additional Term Insurance Rider, and subject to any partial surrenders (which will affect the Specified Amount of a policy with Death Benefit Option One) based on the Insured's Attained Age at the time the partial surrender is requested.  While the Insured is between the Attained Ages of 86 and 90, a partial surrender will decrease the Specified Amount proportionately.  If the Insured is Attained Age 91 or older, a partial surrender will reduce the Proceeds by an amount proportionate to the ratio of the partial surrender to the Cash Value.

Notwithstanding the above, if you have invoked the Overloan Lapse Protection Rider the Proceeds may be reduced.  For additional information refer to the "Overloan Protection Rider" section of this prospectus.

The Maturity Date will not be extended when the policy would fail the definition of life insurance under the Code.

Payment of Policy Proceeds

You may elect to receive Proceeds (Death Benefit, maturity Proceeds, or Cash Surrender Value) in a lump sum, or in another form that you may elect at application.  At any time before the Proceeds become payable, you may request to change the payout option by writing to our Home Office.

You may elect one or a combination of options.  To elect more than one payout option, you must apportion at least $2,000 to each option and each payment (made at the specified interval) must be at least $20.  The settlement options below are based on predetermined fixed payments.

If you do not make an election as to the form of the Proceeds, upon the Insured's death, the beneficiary may make the election.  Changing the beneficiary of the policy will revoke the payout option(s) in effect at that time.  Proceeds are neither assignable nor subject to claims of creditors or legal process.  If the beneficiary does not make an election, we will pay the Proceeds in a lump sum.

Normally, we will make a lump sum payment of the Proceeds within 7 days after we receive your written request at our Home Office.  However, we will postpone payment of the Proceeds on the days that we are unable to price Accumulation Units.  For more information on circumstances under which we are unable to price Accumulation Units, see "Valuation of Accumulation Units." Proceeds are paid from our general account.  For payout options other than lump sum, we will issue a settlement contract in exchange for the policy.

Please note that for the remainder of "Payment of Policy Proceeds" provision, "you" means the person entitled to the Proceeds.

Life Income with Payments Guaranteed Option

If you elect the Life Income with Payments Guaranteed Option, we retain the Proceeds and make payments to you at specified intervals for a guaranteed period (10, 15 or 20 years) and, if you are still living at the end of the guaranteed period, we will continue making payments to you for the rest of your life.  During the guaranteed period, we will pay interest on the remaining Proceeds at a rate of at least 2.5% per annum, compounded annually.  We will determine annually if we will pay any interest in excess of 2.5%.  The Proceeds can be paid at the beginning of 12-, 6-, 3- or 1-month intervals.

Since the payments are based on your lifetime, which is not a predetermined time period, you cannot withdraw any amount you designate to this option once payments begin.  If you die before the guaranteed period has elapsed, we will make the remaining payments to your estate.  If you die after the guaranteed period has elapsed, we will make no further payments.

Joint and Survivor Life Option

If you elect the Joint and Survivor Life Option, we retain the Proceeds and make equal payments to you at specified intervals for the life of the last surviving payee.  The Proceeds can be paid at the beginning of 12-, 6-, 3- or 1-month intervals.

Since the payments are based on the lifetimes of the payees, which are not predetermined periods, you cannot withdraw any amount you designate to this option once payments begin.  Payments will cease upon the death of the last surviving payee.  We will make no payments to the last surviving payee's estate.  It is possible that only one payment will be made under this option if both payees die prior to the first payment.

Life Income Option

If you elect the Life Income Option, we will use the Proceeds to purchase an annuity with the payee as annuitant.  The amount payable will be based on our current individual immediate annuity purchase rate on the date of the Insured's death, the Maturity Date, or the date the policy is surrendered, as applicable.  The Proceeds can be paid at the end of 12-, 6-, 3- or 1-month intervals.

Since the payments are based on your lifetime, which is not a predetermined period, you cannot withdraw any amount you designate to this option once payments begin.  Payments will cease upon your death.  We will make no payments to your estate.  It is possible that only one payment will be made under this option if the payee die prior to the first payment.

Some or all of the payout options listed may not be available in all states.  Forms of payout other than the three listed above may be requested, but are subject to our approval.  Requests for other forms of payout must be based on fixed payments, no variable payment options are permitted.  The amount of payments and duration of any other payout options will be determined by us.

Taxes

The tax treatment of life insurance policies under the Code is complex and the tax treatment of your policy will depend on your particular circumstances.   Seek competent tax advice

regarding the tax treatment of the policy given your situation.  The following discussion provides an overview of the Code’s provisions relating to certain common life insurance policy transactions.  It is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.

Types of Taxes

Federal Income Tax.  Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless specifically excluded.  Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable.  These expenditures are called deductions.  While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this policy.

Federal Transfer Tax.  In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of wealth made by gift while a person is living (the federal gift tax), and by bequest or otherwise at the time of a person’s death (the federal estate tax).

The federal gift tax is imposed on the value of the property (including cash) transferred by gift.  Each donor is allowed to exclude an amount (in 2008, up to $12,000 per recipient) from the value of present interest gifts.  In addition, each donor is allowed a credit against the tax on the first million dollars in lifetime gifts (calculated after taking into account the $12,000 exclusion amount).  An unlimited marital deduction may be available for certain lifetime gifts made by the donor to the donor's spouse.  Unlike the estate tax, the gift tax is not scheduled to be repealed.

In general, in 2008, an estate of less than $2,000,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability.  The $2 million amount increases to $3.5 million in 2009.  The federal estate tax (but not the federal gift tax) is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the estate tax is scheduled to be reinstated with respect to decedents who die after December 31, 2010.  If the estate tax is reinstated and Congress has not acted further, the size of estates that will not incur an estate tax will revert to $1 million.

An unlimited marital deduction may be available for federal estate tax purposes for certain amounts that pass to the surviving spouse.

If the transfer is made to someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT").  The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.  The tax is imposed at a flat rate equal to the maximum estate tax rate (for 2008, 45%), and there is a provision for an aggregate $1 million exemption.  The GSTT tax is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the GSTT tax is scheduled to be reinstated on January 1, 2011 at a rate of 55%.

State and Local Taxes.  State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policy owner or beneficiary.  While these taxes may or may not be substantial in your case, state by state differences of these taxes preclude a useful description of them in this prospectus.

Buying the Policy

Federal Income Tax.  Generally, the Code treats life insurance Premiums as a personal expense.  This means that under the general rule you cannot deduct from your taxable income the Premiums paid to purchase the policy.

Federal Transfer Tax.  Generally, the Code treats the payment of Premiums on a life insurance policy as a gift when the Premium payment benefits someone else (such as when premium payments are paid by someone other than the policy owner).  Gifts are not generally included in the recipient’s taxable income.  If you (whether or not you are the Insured) transfer ownership of the policy to another person, the transfer may be subject to a federal gift tax.

Investment Gain in the Policy

The income tax treatment of changes in the policy’s Cash Value depends on whether the policy is "life insurance" under the Code.  If the policy meets the definition of life insurance, then the increase in the policy’s Cash Value is not included in your taxable income for federal income tax purposes unless it is distributed to you before the death of the Insured.

To qualify as life insurance, the policy must meet certain tests set out in Section 7702 of the Code.  We will monitor the Policy’s compliance with Code Section 7702, and take whatever steps are necessary to stay in compliance.

Diversification.  In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified.  Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS.  If the failure to diversify is not corrected, the gain in the policy would be treated as taxable ordinary income for federal income tax purposes.

We will also monitor compliance with Code Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, will change the objectives or assets of the underlying investment options to remain in compliance.  Thus, the policy should receive federal income tax treatment as life insurance.

Representatives of the IRS have informally suggested, from time to time, that the number of underlying investment options available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment.  In 2003, the IRS issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying investment options available in a variable insurance product does not exceed 20, the number of investment options alone would not cause the policy to not qualify for the desired tax treatment.  The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the policy, when determining whether the policy qualifies for the desired tax treatment.  The revenue ruling did not indicate the number of investment options, if any, that would cause the policy to not provide the desired tax treatment.  Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting: the number of underlying investment options, transfers between underlying investment options, exchanges of underlying investment options or changes in the investment objectives of underlying investment options such that the policy would no longer qualify as life insurance under Section 7702 of the Code, we will take whatever steps are available to remain in compliance.

Periodic Withdrawals, Non-Periodic Withdrawals and Loans

The tax treatment described in this section applies to withdrawals and loans you choose to take from the policy.  It also applies to Premiums we accept but then return to meet the Code's definition of life insurance, and amounts used to pay the Premium on any Rider to the policy.

The income tax treatment of distributions of cash from the policy depends on whether the policy is also a "modified endowment contract" under the Code.  Generally, the income tax consequences of owning a life insurance policy that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance policy that is a modified endowment contract.

The policies offered by this prospectus may or may not be issued as modified endowment contracts.  If a policy is issued as a modified endowment contract, it will always be a modified endowment contract; a policy that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the policy, such as payment of additional Premiums.  If the policy is not issued as a modified endowment contract, we will monitor it and advise you if  the payment of a Premium, or other transaction, may cause the contract to become a modified endowment contract.

When the Policy is Life Insurance that is a Modified Endowment Contract.  Section 7702A of the Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total Premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual Premiums.  Under certain conditions, a policy may become a modified endowment contract, or may become subject to a new 7 year testing period as a result of a "material change" or a "reduction in benefits" as defined by Section 7702A(c) of the Code.

All modified endowment contracts issued to the same owner by the same company during a single calendar year are required to be aggregated and treated as a single contract for purposes of determining the amount that is includible in income when a distribution occurs.

The Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts.  Under these special rules, such transactions are taxable to the extent that at the time of the transaction the Cash Value of the policy exceeds the investment in the policy (generally, the Premiums paid for the policy).  In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59½ or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Code.

When the Policy is Life Insurance that is NOT a Modified Endowment Contract.  If the policy is not issued as a modified endowment contract, we will monitor Premiums paid and will notify the policy owner when the policy is in jeopardy of becoming a modified endowment contract.

Distributions from life insurance policies that are not modified endowment contracts generally are treated as being from the investment in the policy (generally, the Premiums paid for the policy), and then from the income in the contract.  Because Premium payments are generally nondeductible, distributions not in excess of investment in the policy are generally not includible in income; instead, they reduce the owner’s investment in the policy.

However, if a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued that causes a reduction in Death Benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Code.  You should carefully consider this potential tax ramification and seek further information before requesting any changes in the terms of the policy.

In addition, a loan from a life insurance policy that is not a modified endowment contract is not taxable when made, although it can be treated as a distribution if it is forgiven during the owner’s lifetime.  Distributions from policies that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.

Surrendering the Policy

A full surrender, cancellation of the policy by Lapse, or the maturity of the policy on its Maturity Date may have adverse tax consequences.  If the amount you receive plus total policy Indebtedness exceeds the investment in the policy (generally, the Premiums paid into the policy), then the excess generally will be treated as taxable ordinary income, regardless of whether or not the policy is a modified endowment contract.  In certain circumstances, for example when the policy Indebtedness is very large, the amount of tax could exceed the amount distributed to you at surrender.

Withholding

Distributions of income from a life insurance policy, including a life insurance policy that is a modified endowment contract, are subject to federal income tax withholding.  Generally, the recipient may elect not to have the withholding taken from the distribution.  We will withhold income tax unless you advise us, in writing, of your request not to withhold.  If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax.

A distribution of income from a life insurance policy may be subject to mandatory back-up withholding.  Mandatory backup withholding means that we are required to withhold taxes on a distribution, at the rate established by Section 3406 of the Code, and the recipient cannot elect to receive the entire distribution at once.  Mandatory backup withholding may arise if we have not been provided a taxpayer identification number, or if the IRS notifies us that back-up withholding is required. In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

•	the value each year of the life insurance protection provided;
•	an amount equal to any employer-paid Premiums; or
•	some or all of the amount by which the current value exceeds the employer’s interest in the policy; or
•	interest that is deemed to have been forgiven on a loan that we deemed to have been made by the employer.

Participants in an employer-sponsored plan relating to this policy should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

Exchanging the Policy for Another Life Insurance Policy

Generally, you will pay taxes on amounts that you receive in excess of your Premium payments when you completely surrender the policy.  If, however, you exchange the policy for another life insurance policy, modified endowment contract, or annuity contract, you will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035.  To meet Section 1035 requirements, the Insured named in the policy must be the Insured for the new policy or contract and the new policy or contract cannot extend the Maturity Date or otherwise delay a distribution that would extend the time that tax would be payable.  Generally, the new policy or contract will be treated as having the same issue date and tax basis as the old policy or contract.

If the policy or contract is subject to a policy Indebtedness that is discharged as part of the exchange transaction, the discharge of the Indebtedness may be taxable.  Owners should consult with their personal tax or legal advisors in structuring any policy exchange transaction.

Taxation of Death Benefits

Federal Income Tax.  The Death Benefit is generally excludable from the beneficiary's gross income under Section 101 of the Code.  However, if the policy is transferred to a new policy owner for valuable consideration, a portion of the Death Benefit may be includible in the beneficiary’s gross income when it is paid.
The payout option selected by your beneficiary may affect how the payments received by the beneficiary are taxed.  Under the various payout options, the amount payable to the beneficiary may include earnings on the Death Benefit, which will be taxable as ordinary income.  For example, if the beneficiary elects to receive interest only, then the entire amount of the interest payment will be taxable to the beneficiary; if a periodic payment (whether for a fixed period or for life) is selected, then a portion of each payment will be taxable interest income, and a portion will be treated as the nontaxable payment of the Death Benefit.  Your beneficiaries should consult with their tax advisors to determine the tax consequences of electing a payout option, based on their individual circumstances.

Special federal income tax considerations for life insurance policies owned by employers.   In 2006, President Bush signed the Pension Protection Act of 2006, which contains new Code Sections 101(j) and 6039I, which affect the tax treatment of life insurance policies owned by the employer of the Insured.  These provisions are generally effective for life insurance policies issued after August 17, 2006.  If a life insurance policy was issued on or before August 17, 2006, but materially modified after that date, it will be treated as having been issued after that date for purposes of section 101(j).  Policies issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these new provisions, provided that the policy received in the exchange does not have a material increase in death benefit or other material change with respect to the old policy.

New Section 101(j) provides the general rule that, with respect to an employer-owned life insurance policy, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of Premiums and other payments paid by the policyholder for the policy.  Consequently, under this general rule, the entire death benefit, less the cost to the policyholder, will be taxable.  Although Section 101(j) is not clear, if lifetime distributions from the policy are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of Premiums for this purpose.

There are 2 exceptions to this general rule of taxability, provided that statutory notice, consent, and information requirements are satisfied.  These requirements are as follows:  Prior to the issuance of the company, (a) the employee is notified in writing that the employer intends to insure the employee's life, and the maximum face amount for which the employee could be Insured at the time that the policy is issued; (b) the employee provides written consent to being insured under the policy and that such coverage may continue after the Insured terminates employment; and (c) the employee is informed in writing that the employer will be a beneficiary of any proceeds payable upon the death of the employee.  If the employer fails to meet all of those requirements, then neither exception can apply.

The 2 exceptions are as follows.  First, if proper notice and consent are given and received, and if the Insured was an employee at any time during the 12-month period before the Insured’s death, then new Section 101(j) would not apply.

Second, if proper notice and consent are given and received and, at the time that the contract is issued, and the Insured is either a director, a "highly compensated employee" (within the meaning of Section 414(q) of the Code without regard to paragraph (1)(B)(ii) thereof), or a "highly compensated individual" (within the meaning of Section 105(h)(5), except "35%" is substituted for "25%" in paragraph (C) thereof), then the new Section 101(j) would not apply.

Code Section 6039I requires any policyholder of an employer-owned contract to file an annual return showing (a) the number of employees of the policyholder, (b) the number of such employees insured under employee-owned contracts at the end of the year, (c) the total amount of insurance in force with respect to those contracts at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policyholder, and (e) that the policyholder has a valid consent for each Insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained).  Proper recordkeeping is also required by this section.

It is your responsibility to (a) provide the proper notice to each Insured, (b) obtain the proper consent from each Insured, (c) inform each Insured in writing that you will be the beneficiary of any proceeds payable upon the death of the Insured, and (d) file the annual return required by Section 6039I.  If you fail to provide the necessary notice and information, or fail to obtain the necessary consent, the death benefit will be taxable to you when received.  If you fail to file a properly completed return under Section 6039I, you could be required to pay a penalty.

Federal Transfer Taxes.  When the Insured dies, the Death Benefit will generally be included in the Insured's federal gross estate if: (1) the Proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any "incident of ownership" in the policy at death or at any time within 3 years of death.  An incident of ownership, in general, is any right in the policy that may be exercised by the policy owner, such as the right to borrow on the policy or the right to name a new beneficiary.

If the beneficiary is two or more generations younger than the Insured, the Death Benefit may be subject to the GSTT.  Pursuant to regulations issued by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the Proceeds and pay them directly to the IRS as the GSTT tax payment.

If the policy owner is not the Insured or a beneficiary, payment of the Death Benefit to the beneficiary will be treated as a gift to the beneficiary from the policy owner.

Terminal Illness

Certain distributions made under a policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are treated as death proceeds.  See, "Taxation of Death Benefits," above.

Special Considerations for Corporations

Section 264 of the Code imposes a number of limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies.  In addition, the Premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy.

For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes.  In addition, although increases to the Cash Surrender Value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.

Due to the complexity of these rules, and because they are affected by your facts and circumstances, you should consult with legal and tax counsel and other competent advisors regarding these matters.

Federal appellate and trial courts have examined the economic substance of transactions involving life insurance policies owned by corporations.  These cases involved relatively large loans against the policy’s Cash Value as well as tax deductions for the interest paid on the policy loans by the corporate policy owner to the insurance company.  Under the particular factual circumstances in these cases, the courts determined that the corporate policy owners should not have taken tax deductions for the interest paid.  Accordingly, the court determined that the corporations should have paid taxes on the amounts deducted.  Corporations should consider, in consultation with tax professionals familiar with these matters, the impact of these decisions on the corporation’s intended use of the policy.

See, also, Taxation of Death Benefits, Special federal income tax considerations for life insurance policies owned by employers, above; and, Business Uses of the Policy, below.

Taxes and the Value of Your Policy

For federal income tax purposes, a separate account is not a separate entity from the company.  Thus, the tax status of the separate account is not distinct from our status as a life insurance company.  Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of Accumulation Units.  As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

At present, we do not expect to incur any federal income tax liability that would be chargeable to the Accumulation Units.  Based upon these expectations, no charge is being made against your Accumulation Units for federal income taxes.  If, however, we determine that taxes may be incurred, we reserve the right to assess a charge for these taxes.

We may also incur state and local taxes (in addition to those described in the discussion of the Premium Taxes) in several states.  At present, these taxes are not significant.  If they increase, however, charges for such taxes may be made that would decrease the value of your Accumulation Units.

Business Uses of the Policy

The life insurance policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others.  The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement.  The IRS has also recently issued new guidance on split dollar insurance plans.  In addition, Internal Revenue Code Section 409A, which sets forth new rules for taxation of nonqualified deferred compensation, was added to the Code for deferrals after December 31, 2004.  Therefore, if you are contemplating using the policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.

Non-Resident Aliens and Other Persons Who are not Citizens of the United States

Special income tax laws and rules apply to non-resident aliens of the United States including certain withholding requirements with respect to pre-death distributions from the policy.  In addition, foreign law may impose additional taxes on the policy, the Death Benefit, or other distributions and/or ownership of the policy.

In addition, special gift, estate and GSTT laws and rules may apply to non-resident aliens, and to transfers to persons who are not citizens of the United States, including limitations on the marital deduction if the surviving or donee spouse is not a citizen of the United States.

If you are a non-resident alien, or a resident alien, or if any of your beneficiaries (including your spouse) are not citizens of the United States, you should confer with a competent tax professional with respect to the tax treatment if this policy.

If you, the Insured, the beneficiary, or other person receiving any benefit or interest in or from the policy, are not both a resident and citizen of the United States, there may be a tax imposed by a foreign country that is in addition to any tax imposed by the United States.  The foreign law (including regulations, rulings, treaties with the United States, and case law) may change and impose additional or increased taxes on the policy, payment of the Death Benefit, or other distributions and/or ownership of the policy.

Tax Changes

The foregoing discussion, which is based on our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice.

The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised.  The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of life insurance policies.  It is reasonable to believe that such proposals, and future proposals, may be enacted into law.  The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may differ from its current positions on these matters.  In addition, current state law (which is not discussed herein) and future amendments to state law may affect the tax consequences of the policy.

In 2001, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) was enacted into law.  EGTRRA contained numerous changes to the federal income, gift, estate and generation skipping transfer taxes, many of which are not scheduled to become effective until a future date.  Among other matters, EGTRRA provides for the repeal of the federal estate and generation-skipping transfer taxes after 2009; however, unless Congress and the President enact additional legislation, EGTRRA also provides that all of those changes will "sunset" after 2010, and the estate and generation skipping transfer taxes will be reinstated as if EGTRRA had never been enacted.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies.  It is not intended to be legal or tax advice.  You should consult your independent legal, tax and/or financial advisor.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively.  There is no way of predicting if, when, or to what extent any such change may take place.  We make no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.

Nationwide Life and Annuity Insurance Company

We are a stock life insurance company organized under Ohio law.  We were founded in March, 1981 and our Home Office is One Nationwide Plaza, Columbus, Ohio 43215.  We provide long-term savings products by issuing life insurance, annuities and other retirement products.

Nationwide VL Separate Account–G

Organization, Registration and Operation

Nationwide VL Separate Account-G is a separate account established under Ohio law.  We own the assets in this account and we are obligated to pay all benefits under the policies. We may use the separate account to support other variable life insurance policies that we issue.  The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws. For purposes of federal securities laws, the separate account is, and will remain, fully funded at all times. This registration does not involve the SEC’s supervision of the separate account’s management or investment practices or policies.

The separate account is divided into Sub-Accounts that invest in shares of the underlying mutual funds.  We buy and sell the mutual shares at their respective NAV.  Any dividends and distributions from a mutual fund are reinvested at NAV in shares of that mutual fund.

Income, gains, and losses, whether or not realized, from the assets in the separate account will be credited to, or charged against, the separate account without regard to Nationwide's other income, gains, or losses.  Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-
Account’s own Investment Experience and not the investment experience of our other assets.  The separate account's assets are held separately from our other assets and are not part of our general account.  We may not use the separate account’s assets to pay any of our liabilities other than those arising from the policies.  We will hold assets in the separate account equal to its liabilities, including required reserves.  The separate account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.

If investment in a mutual fund is no longer possible, in our judgment becomes inappropriate for the purposes of the policy, or for any other reason in our sole discretion, we may substitute another mutual fund, subject to federal rules and regulations.  The substitute mutual fund may have different fees and expenses.  Substitution may be made with respect to existing investments or the investment of future Premium, or both.  We may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in our sole discretion.  The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

We reserve the right to make other structural and operational changes affecting this separate account.

We do not guarantee any money you place in this separate account.  The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund.  You could lose some or all of your money.

Addition, Deletion or Substitution of Mutual Funds

Where permitted by applicable law, we reserve the right to:

•	remove, combine, or add Sub-Accounts and make new Sub-Accounts available;

•	substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;

•	transfer assets supporting the policies from one Sub-Account to another, or from one separate account to another;

•	combine the separate account with other separate accounts, and/or create new separate accounts;

•	deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act or as any other

•	form permitted by law; and

•	modify the policy provisions to reflect changes in the Sub-Accounts and the separate account to comply with applicable law.

We will notify you if we make any of the changes above.  Also, to the extent required by law, we will obtain the required orders, approvals and/or regulatory clearance from the appropriate government agencies (such as the various insurance regulators or the SEC).

Substitution of Securities. Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)	shares of a current underlying mutual fund are no longer available for investment; or

(2)	further investment in an underlying mutual fund is inappropriate.

No substitution of shares may take place without the prior approval of the SEC. All affected contract owners will be notified in the event there is a substitution, elimination or combination of shares.

In February 2008, Nationwide filed an application with the SEC for an order permitting it to substitute assets allocated to certain underlying mutual funds into other underlying mutual funds available under the contract that have similar investment objectives and strategies.  If and when Nationwide receives SEC approval for these substitutions, affected contract owners will be notified in advance of the specific details relating to the substitutions and will be given an opportunity to make alternate investment allocations.

Deregistration of the Separate Account. Nationwide may deregister Nationwide VL Separate Account- G under the 1940 Act in the event the separate account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account or for any other purpose approved by the SEC.

No deregistration may take place without the prior approval of the SEC.  All contract owners will be notified in the event Nationwide deregisters Nationwide VL Separate Account-G.

Voting Rights

Although the separate account owns the mutual fund shares, you are the beneficial owner of those shares.  When a matter involving a mutual fund is subject to shareholder vote, unless there is a change in existing law, we will vote the separate account's shares only as you instruct.

When a shareholder vote occurs, you will have the right to instruct us how to vote.  The weight of your vote is based on the number of mutual fund shares that corresponds to the amount of Cash Value you have allocated to that mutual fund's Sub-Account (as of a date set by the portfolio).  We will vote shares for which no instructions are received in the same proportion as those that are received.  What this means to you is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.

Legal Proceedings

Nationwide Life and Annuity Insurance Company

Nationwide and its parent company, Nationwide Life Insurance Company ("NLIC") are parties to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and Nationwide does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. Nationwide does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on Nationwide’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on Nationwide’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than Nationwide.

The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the National Association of Securities Dealers and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. Nationwide has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by Nationwide. Nationwide has cooperated with these investigations. Information requests from the New York State Attorney

General and the SEC with respect to investigations into late trading and market timing were last responded to by Nationwide and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators, and other governmental bodies, have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, funding agreements issued to back NLIC’s medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations and proceedings or inquiries may be commenced in the future. Nationwide and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies, and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, the use of side agreements and finite reinsurance agreements, and funding agreements backing NLIC’s MTN program. Nationwide is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of Nationwide’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on Nationwide in the future.

On January 21, 2004, Nationwide was named in a lawsuit filed in the United States District Court for the Northern District of Mississippi entitled United Investors Life Insurance Company v. Nationwide Life Insurance Company and/or Nationwide Life Insurance Company of America and/or Nationwide Life and Annuity Insurance Company and/or Nationwide Life and Annuity Company of America and/or Nationwide Financial Services, Inc. and/or Nationwide Financial Corporation, and John Does A-Z. In its complaint, the plaintiff alleges that Nationwide and/or its affiliated life insurance companies caused the replacement of variable insurance policies and other financial products issued by United Investors with policies issued by the Companies. The plaintiff raises claims for (1) violations of the Federal Lanham Act, and common law unfair competition and defamation; (2) tortious interference with the plaintiff’s contractual relationship with Waddell & Reed, Inc. and/or its affiliates, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc. and W&R Insurance Agency, Inc., or with the plaintiff’s contractual relationships with its variable policyholders; (3) civil conspiracy; and (4) breach of fiduciary duty. The complaint seeks compensatory damages, punitive damages, pre- and post-judgment interest, a full accounting, a constructive trust and costs and disbursements, including attorneys’ fees. On June 15, 2006, the District Court dismissed the plaintiff’s entire case with prejudice. On May 30, 2007, the Fifth Circuit Court of Appeals affirmed the District Court’s dismissal of the entire case. The plaintiff did not pursue an appeal.

The following cases relate specifically to NLIC (Nationwide’s parent):

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiff seeks to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On October 12, 2007, Nationwide filed a motion to dismiss. NLIC intends to defend this lawsuit vigorously.

On November 15, 2006, NLIC was named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The Class Period is from January 1, 1996 until the Class Notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NLIC filed a motion to dismiss.  On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint.  NLIC intends to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the Court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The Court certified a class consisting of all residents of the United States and the Virgin Islands who, during the Class Period, paid premiums on a modal basis to NLIC for term life insurance policies issued by Nationwide during the Class Period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The Class Period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment.  On August 31, 2007, the court heard oral argument on the motions for summary judgment.  NLIC continues to defend this lawsuit vigorously.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. Nationwide removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed a First Amended Complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of a NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The First Amended Complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The First Amended Complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. The plaintiff appealed the District Court's decision, and the issues have been fully briefed.  NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NLIC was named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under the Employee Retirement Income Security Act of 1974, as amended (ERISA), that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class.  On September 25, 2007, NLIC's motion to dismiss the plaintiffs' fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs' fifth amended complaint and amended counterclaims.  NLIC continues to defend this lawsuit vigorously.

Nationwide Investment Services Corporation

The general distributor, Nationwide Investment Services Corporation, is not engaged in litigation of a material nature.

Waddell & Reed, Inc.

Waddell & Reed, Inc. is a party to legal proceedings incident to its normal business operations.  While there can be no assurances, none of the currently pending legal proceedings are anticipated to have a materially adverse effect on the ability of Waddell & Reed, Inc. to perform the services as distributor of the contracts.  Among the legal proceedings to which Waddell & Reed, Inc. has been a party are the following proceedings relating to the distribution of variable annuities:

In 2005, Waddell & Reed, Inc. settled three lawsuits involving its former affiliate, United Investors Life Insurance Company (UILIC), and UILIC's parent company, Torchmark Corporation (Torchmark) relating to Waddell & Reed, Inc.'s separation from Torchmark and UILIC and recommendations by Waddell & Reed, Inc. to certain of its customers that they exchange their UILIC variable annuities for variable annuities issued by Nationwide.  Under the terms of the settlement, Waddell & Reed, Inc. paid Torchmark $14.5 million to resolve outstanding litigation.

In April of 2005, Waddell & Reed, Inc. entered into a Decision & Order of Offer of Settlement with the NASD Department of Enforcement ("DOE") settling a regulatory action brought by the DOE on January 14, 2004 (Case No. CAF040002) alleging that Waddell & Reed, Inc. violated NASD Conduct Rules 2110, 2310, 3010 and 3110, and § 17(a)(1) of the Securities Exchange Act of 1934 and Rule 17a-3(A)(6) thereunder, relating to exchanges made by certain of its clients of their variable annuity policies.  The case also alleged violations of NASD rules by Waddell & Reed, Inc.'s former President, Robert L. Hechler, and its former National Sales Manager, Robert J. Williams, Jr.  The DOE alleged that Waddell & Reed, Inc. failed to take adequate steps to determine whether there were reasonable grounds for the clients to enter into the exchanges, such as determining whether the customers were likely to benefit or lose money from the exchanges, failed to establish sufficient guidance for the sales force to use in determining the suitability of the exchanges, failed to establish and maintain supervisory procedures or a system to supervise the activities of its advisors that was reasonably designed to achieve compliance with the requirements of the NASD's suitability rule, and failed to maintain books and records regarding orders for unexecuted variable annuity exchanges.  Without admitting or denying the allegations, Waddell & Reed, Inc. agreed to be censured, pay a fine of $5 million and pay client restitution of up to $11 million.  Without admitting or denying the allegations, Robert Hechler and Robert Williams each agreed to fines of $150,000 and six-month suspensions.  Waddell & Reed, Inc. also agreed with a multistate consortium to a global resolution of state claims arising from the DOE action.  Without admitting or denying the allegations, Waddell & Reed, Inc. agreed to pay a fine of $2 million to be divided among the states and pay additional client restitution.

Financial Statements

The Statement of Additional Information ("SAI") contains the financial statements of Nationwide VL Separate Account-G and the consolidated financial statements of Nationwide Life and Annuity Insurance Company and subsidiaries.  You may obtain a copy of the SAI FREE OF CHARGE by contacting us at the address or telephone number on the first page of this prospectus.  Please consider the consolidated financial statements of the company and subsidiaries only as bearing on our ability to meet the obligations under the policy.  You should not consider the consolidated financial statements of the company as affecting the investment performance of the assets of the separate account.

Appendix A: Sub-Account Information

The Sub-Accounts listed below invest in corresponding mutual funds that are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each underlying mutual fund for more detailed information.

AIM Variable Insurance Funds - AIM V.I. Capital Development Fund: Series I Shares
Investment Adviser:	AIM Advisors, Inc.
Investment Objective:	Long-term capital growth.

American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class II
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term total return using a strategy that seeks to protect against U.S inflation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

American Century Variable Portfolios, Inc. - American Century VP Mid Cap Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Investment Objective:	To match performance of the S&P SmallCap 600 Index®.

Dreyfus Stock Index Fund, Inc.: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Investment Objective:	To match performance of the S&P 500.

Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Investment Objective:	Long-term capital growth consistent with the preservation of capital.

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Service Class
Investment Adviser:	FMR
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Service Class R
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Long-term capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Service Class
Investment Adviser:	FMR
Sub-adviser:	Fidelity Investments Money Management, Inc.
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class
Investment Adviser:	FMR
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Long-term growth of capital.

Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Fidelity Variable Insurance Products Fund - VIP Freedom Fund 2010 Portfolio: Service Class
Investment Adviser:	FMR
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The assets of each VIP Freedom Fund are invested in a combination of other Fidelity VIP funds: domestic and international equity funds, investment-grade and high yield fixed-income funds, and money market/short-term funds (underlying Fidelity funds).  Each VIP Freedom Fund, as a shareholder in an underlying Fidelity fund, will indirectly bear its pro rata share of the fees and expenses incurred by the underlying Fidelity fund.  Please refer to the prospectus for the VIP Freedom Funds for more information.

Fidelity Variable Insurance Products Fund - VIP Freedom Fund 2020 Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The assets of each Fidelity VIP Freedom Fund are invested in a combination of other VIP funds: domestic and international equity funds, investment-grade and high yield fixed-income funds, and money market/short-term funds (underlying Fidelity funds).  Each VIP Freedom Fund, as a shareholder in an underlying Fidelity fund, will indirectly bear its pro rata share of the fees and expenses incurred by the underlying Fidelity fund.  Please refer to the prospectus for the VIP Freedom Funds for more information.

Fidelity Variable Insurance Products Fund - VIP Freedom Fund 2030 Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The assets of each VIP Freedom Fund are invested in a combination of other VIP funds: domestic and international equity funds, investment-grade and high yield fixed-income funds, and money market/short-term funds (underlying Fidelity funds).  Each Fidelity VIP Freedom Fund, as a shareholder in an underlying Fidelity fund, will indirectly bear its pro rata share of the fees and expenses incurred by the underlying Fidelity fund.  Please refer to the prospectus for the VIP Freedom Funds for more information.

Franklin Templeton Variable Insurance Products Trust - Franklin Income Securities Fund: Class 2
Investment Adviser:	Franklin Advisors, Inc.
Investment Objective:	Maximum income while maintaining prospects for capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund: Class 1
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term total return.

Franklin Templeton Variable Insurance Products Trust - Templeton Foreign Securities Fund: Class 3
Investment Adviser:	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Franklin Templeton Variable Insurance Products Trust - Templeton Global Income Securities Fund: Class 3
Investment Adviser:	Franklin Advisors, Inc.
Investment Objective:	High current income, with preservation of capital. Capital appreciation is a secondary consideration.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Janus Aspen Series - Forty Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - International Growth Portfolio: Service II Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Lehman Brothers Advisers Management Trust - AMT Short Duration Bond Portfolio: I Class
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Highest available current income consistent with liquidity and low risk to principal and, secondarily, total return.

MFS® Variable Insurance Trust - MFS Value Series: Initial Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	Capital appreciation and reasonable income.

Nationwide Variable Insurance Trust - American Funds NVIT Asset Allocation Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks to provide high total return (including income and capital gains) consistent with the preservation of capital.

Nationwide Variable Insurance Trust - American Funds NVIT Bond Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Income and more price stability than stocks, and capital preservation over the long term. Seeks to maximize an investor’s level of current income and preserve the investor’s capital.

Nationwide Variable Insurance Trust - American Funds NVIT Global Growth Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Capital appreciation through stocks.

Nationwide Variable Insurance Trust - American Funds NVIT Growth Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks returns from both capital gains as well as income generated by dividends paid by stock insurers.

Nationwide Variable Insurance Trust - American Funds NVIT Growth-Income Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Capital appreciation principally through investment in stocks.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - Nationwide Multi-Manager NVIT Small Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Oberweis Asset Management, Inc.; Waddell & Reed Investment Management Company
Investment Objective:	Capital growth.

Nationwide Variable Insurance Trust - Nationwide Multi-Manager NVIT Small Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Epoch Investment Partners, Inc.; J.P. Morgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - Nationwide Multi-Manager NVIT Small Company Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:
American Century Investment Management Inc.; Franklin Portfolio Associates LLC; Gartmore Global Partners; Morgan Stanley Investment Management Inc.; Neuberger Berman, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - Nationwide NVIT Global Health Sciences Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - Nationwide NVIT Global Technology and Communications Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - Nationwide NVIT Government Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	To maximize growth of capital consistent with a more aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of return consistent with a conservative level of risk compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderately conservative level of risk.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - Nationwide NVIT Money Market Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of current income as is consistent with the preservation of capital and maintenance of liquidity.

Nationwide Variable Insurance Trust - Nationwide NVIT U.S. Growth Leaders Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT International Index Fund: Class VI
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Fund Asset Management, LP
Investment Objective:	To match the performance of the Morgan Stanley Capital International Europe, Australasia and Far East Index ("MSCI EAFE® Index") as closely as possible before the deduction of Fund expenses.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT International Value Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	The Boston Company Asset Management LLC
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Fund Asset Management, LP
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Nationwide® Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks and securities convertibles into common stocks.

Nationwide Variable Insurance Trust - Van Kampen NVIT Multi Sector Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Above average total return over a market cycle of three to five years.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Class 3
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:
Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation that are considered to have appreciation possibilities.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Class 3
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High level of current income.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Oppenheimer Variable Account Funds - Oppenheimer Main Street Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High total return which includes growth in the value of its shares as well as current income from equity and debt securities.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Blue Chip Growth Portfolio: Class II
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Long-term capital growth and, secondarily, income.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio: Class II
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

The Universal Institutional Funds, Inc. - Core Plus Fixed Income Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.

W&R Target Funds, Inc. - Asset Strategy Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	High total return over the long run.

W&R Target Funds, Inc. - Balanced Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Current income with a secondary goal of long-term capital appreciation.

W&R Target Funds, Inc. - Bond Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Reasonable return with emphasis on preservation of capital.

W&R Target Funds, Inc. - Core Equity Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Capital growth and income.

W&R Target Funds, Inc. - Dividend Income Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Income and long-term capital growth.

W&R Target Funds, Inc. - Energy Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	To provide long-term capital appreciation.

W&R Target Funds, Inc. - Global Natural Resources Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Sub-adviser:	Mackenzie Financial Corporation
Investment Objective:	Long-term growth.

W&R Target Funds, Inc. - Growth Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Capital growth with a secondary objective of current income.

W&R Target Funds, Inc. - High Income Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	High current income with secondary objective of capital growth.

W&R Target Funds, Inc. - International Growth Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term capital appreciation and a secondary goal of current income.

W&R Target Funds, Inc. - International Value Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Sub-adviser:	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.

W&R Target Funds, Inc. - Micro Cap Growth Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Sub-adviser:	Wall Street Associates
Investment Objective:	Long-term capital appreciation.

W&R Target Funds, Inc. - Mid Cap Growth Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	To provide growth of your investment.

W&R Target Funds, Inc. - Money Market Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Maximum current income consistent with stability of principal.

W&R Target Funds, Inc. - Mortgage Securities Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Sub-adviser:	Advantus Capital Management, Inc.
Investment Objective:	A high level of current income consistent with prudent investment risk.

W&R Target Funds, Inc. - Real Estate Securities Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Sub-adviser:	Advantus Capital Management, Inc.
Investment Objective:	Total return through a combination of capital appreciation and current

W&R Target Funds, Inc. - Science and Technology Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term capital growth.

W&R Target Funds, Inc. - Small Cap Growth Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Capital growth.

W&R Target Funds, Inc. - Small Cap Value Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Sub-adviser:	Black Rock Financial Management, Inc.
Investment Objective:	Long-term accumulation of capital.

W&R Target Funds, Inc. - Value Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term capital appreciation.

Appendix B: Definitions
Accelerated Death Benefit Payment– The actual benefit amount you will receive under the Accelerated Death Benefit Rider if the Eligibility and Conditions for Payment section is satisfied.  The benefit amount you receive is reduced for risk deductions and adjustments for premature payment of the Base Policy Specified Amount.

Accumulation Unit– The measure of your investment in, or share of, a Sub-Account. Initially, we set the Accumulation Unit value at $10 for each Sub-Account.
Attained Age– A person’s age based on their birthday nearest the Policy Date plus the number of full years since the Policy Date.  If the last birthday was more than 182 days prior to the Policy Date, their nearest birthday will be their next birthday. The Insured's issue age is shown in the Policy Data Pages.

Base Policy Specified Amount– The amount of Death Benefit coverage under the policy on the Policy Date, excluding any Rider Specified Amount.  Subsequent to the Policy Date, the Death Benefit coverage will equal or exceed this amount unless you request a decrease in the Base Policy Specified Amount or take a partial surrender.

Cash Surrender Value – The Cash Value, subject to Indebtedness and the surrender charge.
Cash Value – The total of the Sub-Accounts you have chosen, which will vary with Investment Experience, and the policy loan and fixed accounts, to which interest will be credited daily.  We will deduct partial surrenders and the policy's periodic charges from the Cash Value.

Code – The Internal Revenue Code of 1986, as amended.
Death Benefit – The amount we pay to the beneficiary upon the Insured’s death, before payment of any unpaid outstanding loan balances or charges.
Grace Period– A 61-day period after which the Policy will Lapse if you do not make a sufficient payment.
Home Office– Our Home Offices are located at One Nationwide Plaza, Columbus, Ohio 43215.
In Force – The insurance coverage is in effect.
Indebtedness – The total amount of all outstanding policy loans, including principal and interest due.
Insured – The person whose life we insure under the policy, and whose death triggers the Death Benefit.
Investment Experience– The market performance of a mutual fund/Sub-Account.
Lapse – The policy terminates without value.
Long-Term Care Specified Amount – The maximum accumulation of benefits available under the Long-Term Care Rider. This amount must be at least 10% of the Base Policy Specified Amount, plus Additional Term Insurance Rider coverage, and no more than 100% of the Base Policy Specified Amount, plus Additional Term Insurance Rider coverage. You elect this amount at the time the Rider is issued.

Maturity Date – The policy anniversary on which the Insured reaches Attained Age 120.
Minimum Required Death Benefit– The amount of Proceeds that must be payable to you upon death of the Insured so that the policy qualifies as life insurance under the Code.
Net Amount At Risk – The policy’s base Death Benefit minus the policy’s Cash Value.

Net Asset Value (NAV) – The price each share of a mutual fund in which a Sub-Account invests.  It is calculated by subtracting the mutual fund’s liabilities from its total assets, and dividing that figure by the number of shares outstanding.  We use NAV to calculate the value of Accumulation Units.  NAV does not reflect deductions we make for charges we take from Sub-Accounts.

Net Premium – Premium after transaction charges, but before any allocation to an investment option.
Policy Continuation Premium Amount – The amount of Premium, on a monthly basis from the Policy Date, stated on the Policy Data Page, that you must pay, in the aggregate, to keep the policy In Force under the Guaranteed policy continuation provision; however, this amount does not account for any increases in the Specified Amount, policy loans or partial surrenders, so you should anticipate paying more if you intend to request an increase in Specified Amount; take a policy loan; or request a partial surrender.

Policy Data Page(s)– The Policy Data Page contains more detailed information about the policy, some of which is unique and particular to the owner, the beneficiary and the Insured.
Policy Date – The date the policy takes effect as shown on the Policy Data Page. Policy years and months are measured from this date.
Policy Proceeds or Proceeds – Policy Proceeds may constitute the Death Benefit, or the amount payable if the policy matures or you choose to surrender the policy adjusted to account for any unpaid charges or policy loans and Rider benefits.

Premium – The amount of money you pay to begin and continue the policy.
Premium Load – The aggregate of the sales load and premium tax charges.
Premium Waiver Benefit – The benefit received under the Premium Waiver Rider. The benefit takes the form of a monthly credit to the policy upon the Insured’s total disability for 6 consecutive months not caused by a risk not assumed. The amount credited to the policy is the lesser of; the Premium you specified; or the average actual monthly Premiums you paid over the last 36 months prior to the disability (or such shorter period of time that the policy has been In Force).

Rider – An optional benefit you may purchase under the policy.
SEC – The Securities and Exchange Commission..
Specified Amount – The dollar or face amount of insurance coverage the owner selects.
Sub-Accounts – The mechanism we use to account for your allocations of Net Premium and cash value among the policy’s variable investment options.
Substandard Rating – A risk classification based on medical and non-medical factors used to determine the cost or charge associated with issuing life insurance.  Substandard risks are in addition to, and are assessed at a higher cost or premium compared to, traditional factors for standard risks, which include age, sex and smoking habits of the insured. Substandard Ratings are shown on the Policy Data Page and are represented alphabetically, ranging from A to Z, with Z representing the highest rating.

Total Specified Amount– The sum of the Base Policy Specified Amount and the Additional Term Insurance Rider Specified Amount.
Us, we, our or the company – Nationwide Life and Annuity Insurance Company.
Unadjusted Accelerated Death Benefit Payment– An amount equal to the percentage of the Base Policy Specified Amount you elect multiplied by the Base policy Specified Amount, when you request payment under the Accelerated Death Benefit Rider.  You do not receive the unadjusted amount because it does not include risk charges and adjustments we make due to the premature payment of the Base Policy Specified Amount being made.

Valuation Period – The period during which we determine the change in the value of the Sub-Accounts.  One Valuation Period ends and another begins with the close of trading on the New York Stock Exchange.

Waiver of Monthly Deduction Benefit – The benefit received under the Waiver of Monthly Deductions Rider. The benefit takes the form of a credit to the policy for the remainder of the policy year, of an amount necessary to keep the policy In Force.

You, your or the policy owner or Owner– The person named as the owner in the application, or the person assigned ownership rights.

Appendix C: Surrender Charge Examples

The information in the tables on this page is used to calculate the surrender charge for your policy based on the Specified Amount of your policy and your individual characteristics. The tables below are samples of the full tables provided in the Statement of Additional Information to this prospectus which is available on request.  The formula we use to calculate surrender charges is:

The maximum surrender charge ("SC") equals the lesser of (a) or (b), multiplied by (p); plus (c) multiplied by (d).  To calculate the actual surrender charge based on surrender in a particular policy year, multiply by (e); and, if applicable, multiply by (f); where:

(a)	= the Specified Amount multiplied by the rate indicated on the chart "Surrender Target Factor" below divided by 1,000; and

(b)	= Premiums paid by the policy owner during the first policy year

(p)	= is the surrender charge percentage in the range 21% - 85% which varies by issue age, sex, Total Specified Amount, and Death Benefit option, from the "Surrender Charge Percentage" chart below;

(c)	= the Specified Amount divided by 1,000;

(d)	= the applicable rate from the "Administrative Target Factor" chart below;

(e)	= the applicable percentage from the "Reduction of Surrender Charges" table in the "Surrender Charges" section of this prospectus; and

(f)	= a Surrender Charge reduction factor applicable only to Specified Amount increases, .76 in all cases.

Surrender Target Factor used in (a) of the formula above
Issue Age	Male	Female
35	8.963	7.542
36	9.419	7.919
68	54.143	41.998

Surrender Charge Percentage (p) in the formula above1
	Death Benefit Options 1 and 3
Issue Age	Band 2		Band 3		Band 4		Band 5
	M	F	M	F	M	F	M	F
35	0.70171	0.66447	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
36	0.71264	0.67733	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
68	0.74832	0.85000	0.80968	0.85000	0.82809	0.85000	0.83821	0.85000
	Death Benefit Option 2
Issue Age	Band 2	Band 3			Band 4		Band 5
	M	F	M	F	M	F	M	F
35	0.62258	0.57042	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
36	0.63828	0.58887	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
68	0.72994	0.85000	0.79130	0.85000	0.80971	0.85000	0.81984	0.85000

Administrative Target Factor (d) in the formula above1
Issue Age	Band 2	Band 3	Band 4	Band 5
35	7.50	4.50	4.50	4.50
36	7.50	4.55	4.55	4.55
68	7.80	5.45	5.45	5.45

1"Bands" in the tables correspond to particular ranges of Total Specified Amount.  If there are increases, they are added to the Total Specified Amount to determine the applicable Band:
Band 2 = Total Specified Amounts equal to or greater than $100,000 and less than $250,000.
Band 3 = Total Specified Amounts equal to or greater than $250,000 and less than $500,000.
Band 4 = Total Specified Amounts equal to or greater than $500,000 and less than $1,000,000.
Band 5 = Total Specified Amounts equal to or greater than $1,000,000.

The examples that follow are based on characteristics of the Insured used to calculate the maximum, minimum, and representative surrender charges shown in the "Transaction Fees" portion of the "In Summary:  Fee Tables" section of the prospectus.  They are based on the formula and example tables above.

The maximum Surrender Charge calculation assumes: the Insured is a male; issue age 68;the Specified Amount is $1,000,000 (Band 5); premiums paid in the first year are $100,000; Death Benefit Option 1; and a full surrender is taken during either of the first two policy years.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($1,000,000 / 1,000) x 54.143 = $54,143.00
(b) = $100,000
(p) = 0.83821
(c) = $1,000,000 / 1000 = $1000
(d) = 5.45
(e) = 100%
(f) Not applicable, applies to increases only.

(a) is less than (b), so:

SC = [$54,143.00 x (0.83821) + $1,000 x 5.45] x 100%

     = [$45,383.20 + $5,450] x 100%

     = $50,833.20 which corresponds to $50.83 per $1,000 of Specified Amount ($50,833.20 / $1000).

Assume the policy is surrendered in the fifth year instead of the first, then (e), issue age 50+, = 80.0%

SC = $50,833.20 x 80.0%  = $40,666.56 which corresponds to $40.67 per $1,000 of Specified Amount ($40,666.56 / $1000).

The minimum Surrender Charge calculation assumes that a surrender does not occur until after the last policy year for which a surrender charge applies, any year after tenth policy year from the Policy Date or effective date of a Specified Amount increase:   At that point, the applicable percentage from the "Reduction of Surrender Charges" table is 0%, (e) in the surrender charge calculation formula, so any combination of the Insured's characteristics will result in a charge of zero.

Assume the same set of facts as in the maximum surrender charge example above, except that the surrender occurs in the eleventh policy year.  There have been no Specified Amount increases.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($1,000,000 / 1,000) x 54.143 = $54,143.00
(b) = $100,000
(p) = 0.83821
(c) = $1,000,000 / 1000 = $1000
(d) = 5.45
(e) = 0%
(f) Not applicable, applies to increases only.

(a) is less than (b), so:

SC = [$54,143.00 x (0.83821) + $1000 x 5.45] x 0%

     = [$45,383.20 + $5,450] x 0%

     = $0.00.

The representative surrender charge calculation assumes:  the Insured is a male; issue age 35;the Specified Amount is $500,000 (Band 4), premiums paid in the first year are $7,000; Death Benfit Option 1 or 3; and a complete surrender of the policy in any of the first four policy years.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)]] x (e)] x (f)

(a) = ($500,000 / 1,000) x 8.963 = $4,481.50
(b) = $7,000
(p) = 0.8500
(c) = $500,000 / 1000 = $500
(d) = 4.50
(e) = 100%
(f) Not applicable, applies to increases only.

(a) is less than (b), so:

SC = [$4,481.50 x (0.8500) + $500 x 4.50] x 100%

     = [$3,809.28 + $2,250] x 100%

     = $6,059.28 which corresponds to $12.12 per $1,000 of Specified Amount ($6,059.28 / $500).

Assume the policy is surrendered in the fifth year instead of the first, then (e), issue age 0-49, = 95.0%

SC = $6,059.28 x 95% = $5,756.31 which corresponds to $11.51 per $1,000 of Specified Amount ($5,756.31 / $500).

The following example shows the impact of a Specified Amount increase prior to a complete surrender of the policy.  The surrender charge is calculated separately for the initial Specified Amount and each increase.

For this example, assume: the Insured is a male; issue age 35;the Specified Amount is $100,000 (Band 2);Death Benefit Option 2; and premiums paid in the first year are $1,000; the Policy Date is January 1, 2009; and the policy is completely surrendered in the first year.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)]] x (e)] x (f)

(a) = ($100,000 / 1,000) x 8.963 = $896.30
(b) = $1,000
(p) = 0.62258
(c) = $100,000 / 1000 = $100
(d) = 7.50
(e) = 100%
(f) Not applicable, applies to increases only.

(a) is less than (b), so:

SC = [$896.30 x (0.62258) + $100 x 7.50] x 100%

= [$558.02+ $750] x 100%

= $1,308.02 which corresponds to $13.08 per $1,000 of Specified Amount ($1,308.02 / $100).

Now assume the policy was not actually surrendered, and a Specified Amount increase of $100,000 (Band 2) is requested and becomes effective in the second policy year, on July 1, 2010.  (Note that the Attained Age of the person at the time the increase is issued is age 36 for purposes of finding the correct factors in the tables.  Also, note that Band 2 is applicable because the total Specified Amount $200,000 is used to determine Band).  The first year premium paid applicable to the increase is $1,000. To calculate the surrender charge attributable to the increase, assume it is surrendered in the first year.

SC= [[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($100,000 / 1,000) x 9.419 = $941.90
(b) = $1,000
(p) = 0.63828
(c) = $100,000 / 1000 = $100
(d) = 7.50
(e) = 100%
(f) = .76

(a) is less than (b), so:

SC = [$941.90 x (0.63828) + $100 x 7.50] x 100%] x .76

= [$601.20 + $750] x 100%]  x .76

= $1,351.20 x .76

= $1,026.91 which corresponds to $10.27 per $1,000 of Specified Amount ($1,026.91 / $100).

Now assume the policy is completely surrendered in the seventh policy year on March 1, 2015.

For the $100,000 initial Specified Amount, (e), issue age 0-49, = 70.0%, the applicable surrender charge is:

SC = $1,308.02 x 70.0% = $915.61 which corresponds to $9.16 per $1,000 of Specified Amount ($915.61 / $100).

For the $100,000 Specified Amount increase, (e), issue age 0-49, = 95.0%, (Note that even though the policy is being surrendered in the seventh year, more than four and less than five full years have passed since the date of the increase, so the fifth year surrender charge reduction percentage applies to that portion of Specified Amount.) the applicable surrender charge is:

SC = $1,026.91 x 95.0% = $975.56 which corresponds to $9.76 per $1,000 of Specified Amount ($975.56 / $100).

The combined surrender charge for a complete surrender of the policy in the seventh year is equal to:

SC = $915.61 + $975.56 = $1,891.17 which corresponds to $9.46 per $1,000 of Specified Amount ($1,891.17 / $200).

Appendix D: Underwriting and Distribution Charge Rates

The following chart details the maximum Underwriting and Distribution Charge rates per $1,000 of Base Policy Specified Amount.  Rates in this table may be rounded up to the nearest one-hundreth decimal place.

The applicable Underwriting and Distribution Charge rate is set based on three factors:

(1)	the insured's Attained Age on the Policy Date or effective date of an increase in the Base Policy Specified Amount;

(2)	the Death Benefit option in effect on the Policy Date or effective date of an increase in the Base Policy Specified Amount; [1] and

(3)	the applicable Base Policy Specified Amount Tier based on the Base Policy Specified Amount at the time of determination.

	Death Benefit Options 1 and 3			Death Benefit Option 2
Base Policy Specified Amount Tier(s)	Tier 1	Tier 2	Tier 3	Tier 1	Tier 2	Tier 3
	up to $250,000	$250,000 to $500,000	$500,000 and above	up to $250,000	$250,000 to $500,000	$500,000 and above
Insured's Attained Age
0	0.13	0.05	0.01	0.25	0.17	0.09
1	0.13	0.05	0.01	0.26	0.17	0.09
2	0.14	0.05	0.01	0.27	0.18	0.10
3	0.14	0.05	0.01	0.27	0.18	0.10
4	0.15	0.05	0.01	0.28	0.18	0.11
5	0.15	0.05	0.01	0.28	0.18	0.11
6	0.16	0.06	0.01	0.29	0.19	0.11
7	0.16	0.06	0.01	0.30	0.19	0.12
8	0.17	0.06	0.01	0.30	0.19	0.12
9	0.17	0.06	0.01	0.31	0.20	0.13
10	0.18	0.06	0.01	0.31	0.20	0.13
11	0.18	0.06	0.01	0.32	0.20	0.14
12	0.19	0.07	0.01	0.33	0.20	0.14
13	0.19	0.07	0.02	0.33	0.21	0.14
14	0.20	0.07	0.02	0.34	0.21	0.15
15	0.20	0.07	0.02	0.34	0.21	0.15
16	0.21	0.07	0.02	0.35	0.21	0.16
17	0.21	0.07	0.03	0.36	0.22	0.16
18	0.22	0.08	0.03	0.36	0.22	0.17
19	0.22	0.08	0.03	0.37	0.22	0.17
20	0.23	0.08	0.03	0.37	0.22	0.17
21	0.23	0.08	0.04	0.38	0.23	0.18
22	0.24	0.08	0.04	0.39	0.23	0.18
23	0.24	0.08	0.04	0.39	0.23	0.19
24	0.25	0.09	0.04	0.40	0.24	0.19
25	0.25	0.09	0.05	0.40	0.24	0.20
26	0.26	0.09	0.05	0.41	0.24	0.20
27	0.26	0.09	0.05	0.41	0.24	0.20
28	0.27	0.09	0.05	0.41	0.24	0.20
29	0.27	0.09	0.06	0.42	0.24	0.20
30	0.28	0.10	0.06	0.42	0.24	0.20
31	0.28	0.10	0.06	0.42	0.24	0.20

1   The charge is adjusted for a change in Death Benefit option from Death Benefit Option 2 to Death Benefit Option 1, the applicable rates will still be based on the insured's age on the Policy Date or effective date(s) of a Base Policy Specified Amount increase, and will apply from the effective date of the Death Benefit option change.

32	0.29	0.10	0.06	0.43	0.24	0.20
33	0.29	0.10	0.07	0.43	0.24	0.20
34	0.30	0.10	0.07	0.43	0.24	0.20
35	0.30	0.10	0.07	0.44	0.24	0.20
36	0.31	0.11	0.08	0.44	0.25	0.22
37	0.31	0.12	0.10	0.44	0.25	0.23
38	0.31	0.13	0.11	0.44	0.26	0.24
39	0.31	0.14	0.12	0.44	0.27	0.25
40	0.31	0.15	0.13	0.44	0.28	0.26
41	0.31	0.16	0.15	0.44	0.29	0.27
42	0.32	0.17	0.16	0.44	0.30	0.28
43	0.32	0.18	0.17	0.44	0.30	0.29
44	0.32	0.19	0.18	0.44	0.31	0.30
45	0.32	0.20	0.20	0.44	0.32	0.31
46	0.32	0.21	0.20	0.44	0.33	0.32
47	0.33	0.22	0.20	0.45	0.34	0.33
48	0.33	0.22	0.21	0.46	0.35	0.34
49	0.33	0.23	0.21	0.46	0.36	0.34
50	0.34	0.24	0.22	0.47	0.37	0.35
51	0.34	0.24	0.22	0.48	0.38	0.36
52	0.34	0.25	0.23	0.48	0.39	0.37
53	0.35	0.26	0.23	0.49	0.40	0.37
54	0.35	0.26	0.23	0.50	0.41	0.38
55	0.35	0.27	0.24	0.50	0.42	0.39
56	0.39	0.28	0.25	0.54	0.44	0.40
57	0.42	0.30	0.27	0.57	0.45	0.42
58	0.45	0.31	0.28	0.61	0.47	0.44
59	0.48	0.32	0.29	0.64	0.48	0.45
60	0.51	0.34	0.31	0.68	0.50	0.47
61	0.54	0.35	0.32	0.71	0.52	0.49
62	0.58	0.36	0.34	0.74	0.53	0.50
63	0.61	0.38	0.35	0.78	0.55	0.52
64	0.64	0.39	0.37	0.81	0.56	0.54
65	0.67	0.40	0.38	0.85	0.58	0.55
66	0.69	0.43	0.41	0.86	0.61	0.58
67	0.70	0.46	0.44	0.88	0.63	0.61
68	0.72	0.48	0.47	0.90	0.66	0.64
69	0.74	0.51	0.50	0.91	0.69	0.67
70	0.75	0.54	0.53	0.93	0.71	0.70
71	0.77	0.56	0.55	0.95	0.74	0.73
72	0.79	0.59	0.58	0.96	0.77	0.76
73	0.80	0.62	0.61	0.98	0.79	0.79
74	0.82	0.64	0.64	1.00	0.82	0.82
75	0.84	0.67	0.67	1.01	0.85	0.85
76	0.85	0.69	0.69	1.03	0.86	0.86
77	0.87	0.70	0.70	1.05	0.88	0.88
78	0.89	0.72	0.72	1.06	0.90	0.90
79	0.90	0.74	0.74	1.08	0.91	0.91
80	0.92	0.75	0.75	1.10	0.93	0.93
81	0.94	0.77	0.77	1.11	0.95	0.95
82	0.95	0.79	0.79	1.13	0.96	0.96
83	0.97	0.80	0.80	1.15	0.98	0.98
84	0.99	0.82	0.82	1.16	1.00	1.00
85	1.00	0.84	0.84	1.18	1.01	1.01

The monthly underwriting and distribution charge is calculated using the rates in the table above as follows:

•	the lesser of $250,000 or the Base Policy Specified Amount ("BPSA") multiplied by applicable Tier 1 rate; plus

•	any Base Policy Specified Amount above $250,000 up to, and including, $500,000 multiplied by the applicable Tier 2 rate; plus

•	any Base Policy Specified Amount above $500,000 multiplied by the applicable Tier 3 rate; divided by

•	$1.000.

This is also expressed by the following formula:

[Minimum of ($250,000 and BPSA) x Tier 1 rate + Minimum of (((Maximum of (0 and BPSA - $250,0000)) and ($250,000)) x Tier 2 rate + (Maximum of (0 and BPSA - $500,000) x Tier 3 rate)] / $1,000

The following example monthly underwriting and distribution charge calculation assumes: the Insured is a male, issue age 55, Death Benefit Option 1 is elected, and the Base Policy Specified Amount is $400,000 on the Policy Date.

The monthly charge = [($250,000 x 0.35) + (($400,000 – 250,000) x 0.27)] / $1,000

 = [($250,000 x 0.35) + ($150,000) x 0.27)] / $1,000

 = [($87,500) + ($40,500)] / $1,000

 = $128,000 / $1,000

 = $128

Assume a Base Policy Specified Amount increase of $250,000 when the Insured reaches Attained Age 60, Death Benefit Option 1 is still in effect.  The Base Policy Specified amount is now $650,000.  The Tier rates used for the initial Base Policy Specified Amount remain in effect for that portion and the charge for that $400,000 of the Base Policy Specified Amount remains $128.  The charge for the increase is calculated separately, but the increase amount is added to the initial Base Policy Specified Amount to determine the applicable Tier rate(s) are based on the full Base Policy Specified Amount.

The first $100,000 of the increase is in Tier 2 (BPSA> $250,000, and < $500,000) and the remaining $150,000 is in Tier 3 (> $500,000).

The monthly charge for the increase only = [($100,000 x 0.34) + ($150,000 x 0.31)] / $1,000

 = [($34,000) + ($46,500)] / $1,000

 = $80,50 / $1,000

 = $80.50

The total monthly underwriting and distribution charge from the effective date of the increase = $128 + $80.50 = $208.50.

Assume the Death Benefit is changed from Death Benefit Option 1 to Death Benefit Option 2 when the Insured reaches Attained Age 63.

The Tier rates used are the rates for the Insured’s Attained Age at the time coverage originally became effective.  In this example, the original Base Policy Specified Amount, $400,000 in Tiers 1 and 2, became effective at the Insured’s Attained Age 55, and the $250,000 increase in Tiers 2 and 3, became effective at the Insured’s Attained Age 60.  The rates used are the Death Benefit Option 2 rates to reflect the change of Death Benefit option.

The monthly charge = [($250,000 x 0.50) + (($150,000 x 0.42) + ($100,000 x 0.50) + ($150,000 x 0.47)] / $1,000

 = [($125,000) + ($63,000) + ($50,000) + ($70,500)] / $1,000

 = $308,500 / $1,000

 = $308.50

Outside back cover page

To learn more about this policy, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus.  For a free copy of the SAI, to receive personalized illustrations of Death Benefits, net cash surrender values, and cash values, and to request other information about this policy please call our Service Center at 1-800-547-7548 (TDD: 1-800-238-3035) or write to us at our Service Center at Nationwide Life and Annuity Insurance Company, 5100 Rings Road, RR1-04-D4, Dublin, OH 43017-1522.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the policy.  Information about us and the policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-8090. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811-21697

Securities Act of 1933 Registration File No. 333-XXXXXX

Nationwide VL Separate Account-G
(Registrant)

Nationwide Life and Annuity Insurance Company
(Depositor)

5100 Rings Road, RR1-04-D4
Dublin, OH 43017-1522
1-800-547-7548
TDD: 1-800-238-3035

STATEMENT OF ADDITIONAL INFORMATION

Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies

This Statement of Additional Information ("SAI'') contains additional information regarding the individual flexible premium variable universal life insurance policy offered by Nationwide Life and Annuity Insurance Company ("Nationwide").  This SAI is not a prospectus and should be read together with the policy prospectus dated May 1, 2008 and the prospectuses for the mutual funds.  The prospectus is incorporated by reference in this SAI.  You may obtain a copy of these prospectuses FREE OF CHARGE by writing or calling us at our address or phone number shown above.

The date of this Statement of Additional Information is May 1, 2008.

Nationwide Life and Annuity Insurance Company

We are a stock life insurance company organized under the laws of the State of Ohio in March 1981 with our Home Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  Nationwide is a member of the Nationwide group of companies and all of our common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS.  Nationwide Corporation is a holding company, as well.  All of the common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $160 billion as of December 31, 2007.

Nationwide VL Separate Account-G

Nationwide VL Separate Account-G is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans.  We established the separate account on August 3, 2004 pursuant to Ohio law.  Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 the SEC does not supervise our management or the management of the variable account. We serve as the custodian of the assets of the variable account.

Nationwide Investment Services Corporation (NISC)

The policies are distributed by NISC, located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide.  For contract issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.

The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by NISC will not exceed 145% of the target premium plus 5% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the policies provided by NISC that will not exceed 5% of actual premium payment, and that will not exceed 5% in policy years 11 and thereafter.

We paid no underwriting commissions to NISC for this separate account in 2007.

Waddell & Reed, Inc.

The policies are distributed by Waddell & Reed, Inc., located at 6300 Lamar Ave., Overland Park, KS 66202.  Waddell & Reed, Inc. was organized as a Delaware corporation in 1981.

The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by Waddell & Reed, Inc. will not exceed 125% of the target premium plus 3% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the policies provided by Waddell & Reed, Inc. that will not exceed 4% of actual premium payment, and that will not exceed 2% in policy years 11 and thereafter.  We have paid no underwriting commissions to Waddell & Reed, Inc. for each of this separate account's last three fiscal years.

Services

We have responsibility for administration of the policies and the variable account.  We also maintain the records of the name, address, taxpayer identification number, and other pertinent information for each policy owner and the number and type of policy issued to each policy owner and records with respect to the policy value of each policy.

We are the custodian of the assets of the variable account.  We will maintain a record of all purchases and redemption of shares of the mutual funds.  We or our affiliates may have entered into agreements with either the investment adviser or distributor for the mutual funds.  The agreements relate to administrative services we or our affiliate furnish.   Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for contract owners to execute trades in the funds.  We also act as a limited agent for the fund for purposes of accepting the trades.  For these services the funds agree to pay us an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in the particular fund.

We take these anticipated fee payments into consideration when determining the expenses necessary to support the policies.  Without these payments, policy charges would be higher.  Only those funds that agree to pay us a fee will be offered in the policy.  Generally, we expect to receive somewhere between 0.10% to 0.45% (an annualized rate of the daily net assets of the variable account) from the funds offered in the policies.  What is actually received depends upon many factors, including but not limited to the type of fund (i.e., money market funds generally pay less revenue than other fund types) and the actual services rendered to the fund company.

Independent Registered Public Accounting Firm

To be added by pre-effective amendment.

Underwriting Procedure

We underwrite the policies issued through Nationwide VL Separate Account-G.  The policy's cost of insurance depends upon the Insured's sex, issue age, underwriting class, any Substandard Rating, and the duration of time the policy has been In Force.  The rates will vary depending upon tobacco use and other risk factors.  Monthly cost of insurance rates will not exceed those guaranteed in the policy.  Guaranteed cost of insurance rates are based on the 2001 Commissioners’ Standard Ordinary Mortality Table, Age Nearest Birthday (2001 CSO).  Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate percentage multiples of the standard guaranteed cost of insurance rate on a standard basis.  That is, standard guaranteed cost of insurance rates for substandard risks are guaranteed cost of insurance rates for standard risks times a percentage greater than 100%.  These mortality tables are sex-distinct.  In addition, separate mortality tables will be used for tobacco and non-tobacco.  We may deduct a "flat extra charge," which is an additional constant charge per $1,000 of Specified Amount, for certain activities or medical conditions of the Insured.  We apply the same flat extra charge to all Insureds that engage in the same activity or have the same medical condition irrespective of their sex, issue age, underwriting class, or Substandard Rating, if any.

Mortality tables are unisex for policies issued in the State of Montana and group or sponsored arrangements (including our employees and their family members).

The rate class of an insured may affect the cost of insurance rate.  We currently place insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk.  In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks.  Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose policies have been in effect for the same length of time.  The cost of insurance rates, policy charges, and payment options for policies issued in some states or in connection with certain employee benefit arrangements may be issued on a gender-neutral (unisex) basis.  The unisex rates will be higher than those applicable to females and lower than those applicable to males.  If the rating class for any increase in the Specified Amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes.  The actual charges made during the policy year will be shown in the annual report delivered to policy owners.

Maximum Surrender Charge Calculation

The maximum surrender charge under the policy is based on the following calculation.  Examples of how to calculate the surrender charge for your policy are provided in "Appendix C of the prospectus."

Maximum Surrender Charge equals: the lesser of (a) or (b), multiplied by (p); plus (c) multiplied by (d).  To calculate the actual surrender charge based on surrender in a particular policy year, multiply by (e); and, if applicable, multiply by (f); where:

(a)	= the Specified Amount multiplied by the rate indicated on the chart "Surrender Target Factor" below divided by 1,000; and

(b)	= Premiums paid by the policy owner during the first policy year

(p)	= is the surrender charge percentage in the range 21% - 85% which varies by issue age, sex, Total Specified Amount, and Death Benefit option; from the "Surrender Charge Percentage" chart below;

(c)	= the Specified Amount divided by 1,000;

(d)	= the applicable rate from the "Administrative Target Factor" chart below;

(e)	= the applicable percentage from the "Reduction of Surrender Charges" table in the "Surrender Charges" section of this prospectus; and

(f)	= a Surrender Charge reduction factor applicable only to Specified Amount increases, .76 in all cases.

The Surrender Target Factor allows the company to account for the probability that our costs incurred in the sales process will not be recouped.  The Administrative Target Factor allows the company to account for the probability (at various ages) that death will occur and no Surrender Charge will be recouped.  The Surrender Charge Percentage allows the company to vary the amount of surrender target factor by issue age, sex, Specified Amount, and Death Benefit option.

Surrender Target Factor
Issue Age	Male	Female	Age	Male	Female	Age	Male	Female	Age	Male	Female
0	1.917	1.508	23	5.180	4.253	46	15.715	13.098	69	57.533	44.483
1	1.967	1.575	24	5.408	4.456	47	16.555	13.794	70	61.214	47.151
2	2.039	1.637	25	5.647	4.669	48	17.444	14.527	71	65.204	50.016
3	2.125	1.708	26	5.900	4.894	49	18.394	15.302	72	69.535	53.091
4	2.221	1.786	27	6.165	5.131	50	19.411	16.118	73	74.176	56.393
5	2.325	1.868	28	6.444	5.380	51	20.496	16.978	74	79.176	59.946
6	2.436	1.955	29	6.740	5.642	52	21.654	17.884	75	84.594	63.775
7	2.552	2.047	30	7.055	5.919	53	22.886	18.838	76	90.474	67.909
8	2.674	2.143	31	7.391	6.211	54	24.195	19.843	77	96.879	72.382
9	2.803	2.243	32	7.749	6.518	55	25.582	20.903	78	103.836	77.234
10	2.938	2.349	33	8.129	6.842	56	27.049	22.020	79	111.356	82.512
11	3.081	2.460	34	8.534	7.183	57	28.604	23.197	80	119.438	88.272
12	3.230	2.577	35	8.963	7.542	58	30.252	24.438	81	128.132	94.582
13	3.384	2.698	36	9.419	7.919	59	32.018	25.747	82	137.421	101.353
14	3.543	2.823	37	9.901	8.317	60	33.911	27.134	83	147.421	108.605
15	3.707	2.955	38	10.412	8.736	61	35.934	28.605	84	158.220	116.462
16	3.872	3.092	39	10.953	9.179	62	38.087	30.168	85	169.864	124.985
17	4.040	3.235	40	11.526	9.649	63	40.370	31.830
18	4.209	3.384	41	12.132	10.145	64	42.787	33.603
19	4.385	3.541	42	12.773	10.671	65	45.353	35.495
20	4.568	3.706	43	13.451	11.228	66	48.082	37.517
21	4.761	3.879	44	14.166	11.817	67	51.001	39.681

22	4.965	4.061	45	14.920	12.439	68	54.143	41.998

Administrative Target Factor

"Bands" as used in the Administrative Target Factor table below correspond to particular ranges of Total Specified Amount:  Band 2 = Total Specified Amounts equal to or greater than $100,000 and less than $250,000; Band 3 = Total Specified Amounts equal to or greater than $250,000 and less than $500,000; Band 4 = Total Specified Amounts equal to or greater than $500,000 and less than $1,000,000; and Band 5 = Total Specified Amounts equal to or greater than $1,000,000.

Age	Band 2	Band 3	Band 4	Band 5	Age	Band 2	Band 3	Band 4	Band 5
0	6.00	4.00	4.00	4.00	43	7.50	4.90	4.90	4.90
1	6.00	4.00	4.00	4.00	44	7.50	4.95	4.95	4.95
2	6.00	4.00	4.00	4.00	45	7.50	5.00	5.00	5.00
3	6.00	4.00	4.00	4.00	46	7.50	5.00	5.00	5.00
4	6.00	4.00	4.00	4.00	47	7.50	5.00	5.00	5.00
5	6.00	4.00	4.00	4.00	48	7.50	5.00	5.00	5.00
6	6.00	4.00	4.00	4.00	49	7.50	5.00	5.00	5.00
7	6.00	4.00	4.00	4.00	50	7.50	5.00	5.00	5.00
8	6.00	4.00	4.00	4.00	51	7.50	5.00	5.00	5.00
9	6.00	4.00	4.00	4.00	52	7.50	5.00	5.00	5.00
10	6.00	4.00	4.00	4.00	53	7.50	5.00	5.00	5.00
11	6.00	4.00	4.00	4.00	54	7.50	5.00	5.00	5.00
12	6.00	4.00	4.00	4.00	55	7.50	5.00	5.00	5.00
13	6.00	4.00	4.00	4.00	56	7.50	5.00	5.00	5.00
14	6.00	4.00	4.00	4.00	57	7.50	5.00	5.00	5.00
15	6.00	4.00	4.00	4.00	58	7.50	5.00	5.00	5.00
16	6.00	4.00	4.00	4.00	59	7.50	5.00	5.00	5.00
17	6.00	4.00	4.00	4.00	60	7.50	5.00	5.00	5.00
18	6.00	4.00	4.00	4.00	61	7.50	5.00	5.00	5.00
19	6.00	4.00	4.00	4.00	62	7.50	5.00	5.00	5.00
20	6.00	4.00	4.00	4.00	63	7.50	5.00	5.00	5.00
21	6.00	4.00	4.00	4.00	64	7.50	5.00	5.00	5.00
22	6.00	4.00	4.00	4.00	65	7.50	5.00	5.00	5.00
23	6.00	4.00	4.00	4.00	66	7.60	5.15	5.15	5.15
24	6.00	4.00	4.00	4.00	67	7.70	5.30	5.30	5.30
25	6.00	4.00	4.00	4.00	68	7.80	5.45	5.45	5.45
26	6.15	4.05	4.05	4.05	69	7.90	5.60	5.60	5.60
27	6.30	4.10	4.10	4.10	70	8.00	5.75	5.75	5.75
28	6.45	4.15	4.15	4.15	71	8.10	5.90	5.90	5.90
29	6.60	4.20	4.20	4.20	72	8.20	6.05	6.05	6.05
30	6.75	4.25	4.25	4.25	73	8.30	6.20	6.20	6.20
31	6.90	4.30	4.30	4.30	74	8.40	6.35	6.35	6.35
32	7.05	4.35	4.35	4.35	75	8.50	6.50	6.50	6.50
33	7.20	4.40	4.40	4.40	76	8.55	6.65	6.65	6.65
34	7.35	4.45	4.45	4.45	77	8.60	6.80	6.80	6.80
35	7.50	4.50	4.50	4.50	78	8.65	6.95	6.95	6.95
36	7.50	4.55	4.55	4.55	79	8.70	7.10	7.10	7.10
37	7.50	4.60	4.60	4.60	80	8.75	7.25	7.25	7.25
38	7.50	4.65	4.65	4.65	81	8.80	7.40	7.40	7.40
39	7.50	4.70	4.70	4.70	82	8.85	7.55	7.55	7.55
40	7.50	4.75	4.75	4.75	83	8.90	7.70	7.70	7.70
41	7.50	4.80	4.80	4.80	84	8.95	7.85	7.85	7.85
42	7.50	4.85	4.85	4.85	85	9.00	8.00	8.00	8.00

Surrender Charge Percentage
"Bands" as used in the Administrative Target Factor table below correspond to particular ranges of Total Specified Amount:  Band 2 = Total Specified Amounts equal to or greater than $100,000 and less than $250,000; Band 3 = Total Specified Amounts equal to or greater than $250,000 and less than $500,000; Band 4 = Total Specified Amounts equal to or greater than $500,000 and less than $1,000,000; and Band 5 = Total Specified Amounts equal to or greater than $1,000,000.

Issue	Death Benefit Options 1 and 3
Age	Band 2		Band 3		Band 4		Band 5
	Male	Female	Male	Female	Male	Female	Male	Female
0	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
1	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
2	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
3	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
4	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
5	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
6	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
7	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
8	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
9	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
10	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
11	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
12	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
13	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
14	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
15	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
16	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
17	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
18	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
19	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
20	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
21	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
22	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
23	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
24	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
25	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
26	0.84351	0.83142	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
27	0.81944	0.80268	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
28	0.79740	0.77680	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
29	0.77778	0.75392	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
30	0.76043	0.73336	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
31	0.74505	0.71536	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
32	0.73161	0.69966	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
33	0.72010	0.68600	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
34	0.71004	0.67440	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
35	0.70171	0.66447	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
36	0.71264	0.67733	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
37	0.72320	0.68961	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
38	0.73346	0.70130	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
39	0.74329	0.71266	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
40	0.75284	0.72348	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
41	0.76221	0.73396	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
42	0.77131	0.74403	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
43	0.78003	0.75374	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
44	0.78849	0.76314	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
45	0.79649	0.77226	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
46	0.80340	0.78028	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
47	0.80999	0.78810	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000

48	0.81624	0.79572	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
49	0.82243	0.80302	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
50	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
51	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
52	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
53	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
54	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
55	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
56	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
57	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
58	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
59	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
60	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
61	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
62	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
63	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
64	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
65	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
66	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
67	0.79892	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
68	0.74832	0.85000	0.80968	0.85000	0.82809	0.85000	0.83821	0.85000
69	0.70009	0.85000	0.75695	0.85000	0.77377	0.85000	0.78292	0.85000
70	0.65445	0.85000	0.70706	0.85000	0.72240	0.85000	0.73065	0.85000
71	0.61120	0.79980	0.65983	0.85000	0.67379	0.85000	0.68120	0.85000
72	0.57015	0.74971	0.61503	0.80855	0.62770	0.82520	0.63435	0.83393
73	0.53135	0.70216	0.57273	0.75666	0.58422	0.77183	0.59016	0.77967
74	0.49452	0.65698	0.53264	0.70740	0.54304	0.72120	0.54832	0.72821
75	0.45964	0.61401	0.49471	0.66062	0.50409	0.67313	0.50878	0.67939
76	0.42735	0.57387	0.45902	0.61615	0.46778	0.62789	0.47215	0.63376
77	0.39707	0.53555	0.42560	0.57382	0.43377	0.58482	0.43785	0.59032
78	0.36872	0.49903	0.39437	0.53358	0.40198	0.54387	0.40579	0.54902
79	0.34239	0.46476	0.36541	0.49588	0.37250	0.50551	0.37605	0.51032
80	0.31783	0.43278	0.33845	0.46074	0.34506	0.46973	0.34837	0.47423
81	0.29489	0.40263	0.31332	0.42767	0.31948	0.43607	0.32256	0.44027
82	0.27354	0.37437	0.28999	0.39675	0.29573	0.40459	0.29860	0.40851
83	0.25376	0.34792	0.26841	0.36788	0.27375	0.37520	0.27642	0.37885
84	0.23555	0.32254	0.24857	0.34029	0.25355	0.34709	0.25604	0.35050
85	0.21890	0.29926	0.23045	0.31498	0.23509	0.32133	0.23741	0.32450

Issue	Death Benefit Option 2
Age	Band 2		Band 3		Band 4		Band 5
	Male	Female	Male	Female	Male	Female	Male	Female
0	0.77274	0.71682	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
1	0.75823	0.69803	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
2	0.74957	0.68912	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
3	0.74317	0.68226	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
4	0.73916	0.67747	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
5	0.73667	0.67412	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
6	0.73454	0.67185	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
7	0.73319	0.67042	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
8	0.73271	0.66931	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
9	0.73292	0.66947	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
10	0.73392	0.67029	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
11	0.73553	0.67184	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000

12	0.73766	0.67384	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
13	0.74019	0.67622	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
14	0.74318	0.67918	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
15	0.74620	0.68203	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
16	0.74903	0.68553	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
17	0.75142	0.68906	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
18	0.75264	0.69306	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
19	0.74648	0.69717	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
20	0.74145	0.70127	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
21	0.73722	0.69966	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
22	0.73384	0.69665	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
23	0.73141	0.69435	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
24	0.72961	0.69296	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
25	0.72864	0.69234	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
26	0.70967	0.67024	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
27	0.69279	0.65067	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
28	0.67763	0.63347	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
29	0.66460	0.61881	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
30	0.65357	0.60607	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
31	0.64425	0.59547	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
32	0.63662	0.58678	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
33	0.63065	0.57976	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
34	0.62588	0.57442	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
35	0.62258	0.57042	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
36	0.63828	0.58887	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
37	0.65336	0.60646	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
38	0.66790	0.62315	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
39	0.68177	0.63925	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
40	0.69514	0.65457	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
41	0.70812	0.66930	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
42	0.72062	0.68338	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
43	0.73255	0.69689	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
44	0.74402	0.70988	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
45	0.75485	0.72238	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
46	0.76274	0.73155	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
47	0.77033	0.74054	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
48	0.77759	0.74933	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
49	0.78482	0.75782	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
50	0.85000	0.84789	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
51	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
52	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
53	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
54	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
55	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
56	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
57	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
58	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
59	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
60	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
61	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
62	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
63	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
64	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
65	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
66	0.83129	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000

67	0.77940	0.85000	0.84553	0.85000	0.85000	0.85000	0.85000	0.85000
68	0.72994	0.85000	0.79130	0.85000	0.80971	0.85000	0.81984	0.85000
69	0.68282	0.85000	0.73968	0.85000	0.75649	0.85000	0.76564	0.85000
70	0.63822	0.83139	0.69083	0.85000	0.70617	0.85000	0.71441	0.85000
71	0.59597	0.77987	0.64460	0.84333	0.65855	0.85000	0.66597	0.85000
72	0.55587	0.73095	0.60075	0.78978	0.61342	0.80644	0.62007	0.81517
73	0.51797	0.68450	0.55935	0.73900	0.57084	0.75417	0.57678	0.76201
74	0.48201	0.64037	0.52013	0.69079	0.53052	0.70459	0.53581	0.71160
75	0.44795	0.59841	0.48302	0.64502	0.49239	0.65753	0.49708	0.66379
76	0.41643	0.55923	0.44810	0.60151	0.45686	0.61325	0.46123	0.61912
77	0.38688	0.52184	0.41541	0.56011	0.42358	0.57111	0.42766	0.57661
78	0.35923	0.48619	0.38488	0.52075	0.39249	0.53104	0.39630	0.53618
79	0.33354	0.45276	0.35656	0.48388	0.36365	0.49351	0.36720	0.49832
80	0.30958	0.42156	0.33020	0.44952	0.33682	0.45851	0.34012	0.46301
81	0.28721	0.39216	0.30564	0.41719	0.31180	0.42559	0.31488	0.42979
82	0.26638	0.36460	0.28283	0.38698	0.28857	0.39482	0.29144	0.39874
83	0.24709	0.33880	0.26174	0.35876	0.26709	0.36608	0.26976	0.36973
84	0.22934	0.31405	0.24236	0.33180	0.24734	0.33860	0.24983	0.34201
85	0.21311	0.29135	0.22466	0.30708	0.22930	0.31342	0.23162	0.31659

Illustrations

Before you purchase the policy and upon request thereafter, we will provide illustrations of future benefits under the policy based upon the proposed Insured's age and premium class, the Death Benefits option elected, Specified Amount, planned periodic Premiums, and Riders requested.  We reserve the right to charge a reasonable fee of no more than $25 for this service to persons who request more than one policy illustration during a policy year.

Advertising

Rating Agencies.  Independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company rank and rate us.  The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide.  The ratings are not intended to reflect the Investment Experience or financial strength of the variable account.  We may advertise these ratings from time to time.  In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the policies.  Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Money Market Yields. We may advertise the "yield" and "effective yield" for the money market Sub-Account.  Yield and effective yield are annualized, which means that it is assumed that the underlying mutual fund generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the underlying mutual fund’s units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Sub-Accounts.  We will advertise historical performance of the Sub-Accounts in accordance with SEC prescribed calculations.  Please note that performance information is annualized.  However, if a Sub-Account has been available in the variable account for less than one year, the performance information for that Sub-Account is not annualized.  Performance information is based on historical earnings and is not intended to predict or project future results.

Additional Materials.  We may provide information on various topics to you and prospective policy owners in advertising, sales literature or other materials.

Tax Definition of Life Insurance

Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes.  The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.  Both tests are available to flexible premium policies such as this one.

The tables that follow show, numerically, the requirements for each test.

Guideline Premium/Cash Value Corridor Test
Table of Applicable Percentages of Cash Value

Attained Age of the Insured	Applicable Percentage	Attained Age of the Insured	Applicable Percentage

0-40	250%	70	115%
41	243%	71	113%
42	236%	72	111%
43	229%	73	109%
44	222%	74	107%

45	215%	75	105%
46	209%	76	105%
47	203%	77	105%
48	197%	78	105%
49	191%	79	105%

50	185%	80	105%
51	178%	81	105%
52	171%	82	105%
53	164%	83	105%
54	157%	84	105%

55	150%	85	105%
56	146%	86	105%

57	142%	87	105%
58	138%	88	105%
59	134%	89	105%

60	130%	90	105%
61	128%	91	104%
62	126%	92	103%
63	124%	93	102%
64	122%	94	101%

65	120%	95	100%
66	119%	96	100%
67	118%	97	100%
68	117%	98	100%
69	116%	99-120	100%

Cash Value Accumulation Test

The Cash Value Accumulation Test requires the Death Benefit to exceed an applicable percentage of the cash value.  These applicable percentages are calculated by determining net single premiums, as defined in Code Section 7702(b), for each policy year given a set of actuarial assumptions.  The relevant material assumptions include an interest rate of 4% and 2001 CSO mortality as prescribed in Revenue Code Section 7702 for the Cash Value Accumulation Test.  The resulting net single premiums are then inverted (i.e., multiplied by 1/net single premium) to give the applicable cash value percentages.  These premiums vary with the ages, sexes, and risk classifications of the Insureds.

The table below provides an example of applicable percentages for the Cash Value Accumulation Test.  This example is for a male preferred non-tobacco issue age 55.

Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value
1	244%	16	162%	31	122%
2	236%	17	158%	32	120%
3	229%	18	155%	33	119%
4	223%	19	151%	34	117%
5	216%	20	148%	35	116%
6	210%	21	145%	36	115%
7	204%	22	142%	37	114%
8	199%	23	139%	38	113%
9	193%	24	136%	39	112%
10	188%	25	134%	40	110%
11	183%	26	132%	41	109%
12	179%	27	129%	42	108%
13	174%	28	127%	43	106%
14	170%	29	125%	44	104%
15	166%	30	123%	45	101%

Financial Statements
VL-G & NWLA  To be added by pre-effective amendment.

PART C. OTHER INFORMATION

Item 26.                   Exhibits

(a)
Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant – Filed previously with registration statement (333-121878) on January 6, 2005, as document "item26a.txt," and hereby incorporated by reference.

(b)	Not Applicable.

(c)
Underwriting or Distribution contracts between the Depositor and Principal Underwriter – Filed previously with registration statement (333-117998) on August 6, 2004, as document "item26c.txt,"and hereby incorporated by reference.

(d)	Contract – The form of the contract is attached hereto.

(e)	Applications – The form of the contract application is attached hereto.

(f)	Articles of Incorporation of Depositor – Filed previously with registration statement (333-117998) on August 6, 2004, as document "item26f.txt," and hereby incorporated by reference.

(g)	Reinsurance Contracts – Not applicable.

(h)
Participation Agreements – The following Fund Participation Agreements were previously filed on July 17, 2007 with pre-effective amendment number 1 of registration statement (333-140608) under Exhibit (h), and are hereby incorporated by reference.

(1)	Fund Participation Agreement with AIM Variable Insurance Funds, AIM Advisors, Inc., and AIM Distributors dated January 6, 2003, as document "aimfpa99h1.htm".

(2)	Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended, as document "amcentfpa99h2.htm".

(3)	Restated and Amended Fund Participation Agreement with The Dreyfus Corporation dated January 27, 2000, as amended, as document "dreyfusfpa99h3.htm".

(4)	Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp. dated April 1, 2006, as amended. Document "fedfpa99h4.htm".

(5)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V, as document "fidifpa99h5.htm".

(6)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund II dated July 15, 1989, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V, as document "fidiifpa99h6.htm".

(7)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund III dated November 22, 1994, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V, as document "fidiiifpa99h7.htm".

(8)
Amended and Restated Fund Participation Agreement with Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. dated May 1, 2003; as amended, as document "frankfpa99h8.htm".

(9)(a)	Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series, dated December 31, 1999, as document "janusfpa99h9a.htm".

(9)(b)	Fund Participation Agreement, Service II Shares, with Janus Aspen Series, dated May 5, 2002, as document "janusfpa99h9b.htm".

(10)	Amended and Restated Fund Participation Agreement with MFS® Variable Insurance Trust and Massachusetts Financial Services Company dated February 1, 2003 as amended, as document "mfsfpa99h11.htm".

(11)(a)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated May 2, 2005, as amended, as document "nwfpa99h12a.htm".

(11)(b)
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust), American Funds Insurance Series, and Capital Research and Management Company dated May 1, 2006, as document "nwfpa99h12b.htm".

(12)
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006, as document "neuberfpa99h13.htm".

(13)	Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. dated April 13, 2007, as document "oppenfpa99h14.htm".

(14)
Fund Participation Agreement with T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc., and T. Rowe Price Investment Services, Inc. dated October 1, 2002, as amended, as document "trowefpa99h15.htm".

(15)
Fund Participation Agreement with The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., and Morgan Stanley Investment Management, Inc. dated February 1, 2002, as amended, as document "univfpa99h16.htm".

The following Fund Participation Agreements are to be filed or incorporated by pre-effective amendment:

(16)	Fund Participation Agreement with Waddell & Reed Services Company and Waddell & Reed, Inc. dated December 1, 2000, as amended.

(i)
Administrative Contracts – The following Fund Participation Agreements were previously filed on July 17, 2007 with pre-effective amendment number 1 of registration statement (333-140608) under Exhibit (i), and are hereby incorporated by reference:

(1)(a)	Administrative Services Agreement with AIM Advisors, Inc. dated July 1, 2005, as amended, as document "aimasa99i1a.htm".

(1)(b)	Financial Support Agreement with AIM Variable Insurance Funds dated July 1, 2005, as document "aimasa99i1b.htm".

(2)
Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended.  See Exhibit B for information related to administrative services, as document "amcentasa99i2.htm".

(3)	Restated Administrative Services Agreement with The Dreyfus Corporation dated June 1, 2003, as amended, and 12b-1 letter agreement dated June 1, 2003, as amended, as document "dreyfusasa99i3.htm".

(4)(a)	Dealer Agreement with Federated Securities Corp dated October 26, 2006, as document "fedasa99i4a.htm".

(4)(b)
Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp. dated April 1, 2006, as amended, see Exhibit B of Fund Participation Agreement for information related to administrative services, as document "fedasa99i4b.htm".

(5)(a)	Administrative Service Agreement with Fidelity Investments Institutional Operations Company, Inc. dated April 1, 2002, as amended, as document "fidiiiasa99i5a.htm".

(5)(b)	Service Contract, with Fidelity Distributors Corporation dated June 18, 2002, as amended, as document "fidiiiasa99i5b.htm".

(6)	Administrative Services Agreement with Franklin Templeton Services, LLC dated May 1, 2003, as amended, as document "frankasa99i6.htm".

(7)	Distribution and Shareholder Services Agreement with Janus Distributors, Inc. dated December 31, 1999, as document "janusasa99i7.htm".

(8)
Amended and Restated Fund Participation Agreement with MFS® Variable Insurance Trust and Massachusetts Financial Services Company dated February 1, 2003 as amended, see Article V for information related to administrative services, as document "mfsasa99i9.htm".

(9)
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated May 2, 2005, as amended.  See Exhibit B and Exhibit E for information related to administrative services, as document "nwasa99i10.htm".

(10)
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006.  See Exhibit D for information related to administrative services, as document "neuberasa99i11.htm".

(11)	Revenue Sharing Agreement with Oppenheimer Variable Account Funds dated April 13, 2006, as document "oppenasa99i12.htm".

(12)	Administrative Services Letter Agreement with T. Rowe Price Associates, Inc. and T. Rowe Price International, Inc. dated October 1, 2002, as amended, as document "troweasa99i13.htm".

(13)	Administrative Services Agreement with Morgan Stanley Distribution, Inc. (The Universal Institutional Funds, Inc.) dated May 5, 2005, as amended, as document "univasa99i14.htm".

The following Administrative Agreements are to be filed or incorporated by pre-effective amendment:

(14)	Administrative Services Agreement with Waddell & Reed, Inc. dated December 1, 2000, as amended.

(j)	Not Applicable.

(k)	Opinion of Counsel – The Opinion of Counsel is attached hereto.

(l)	Not Applicable.

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm – To be filed by Pre-effective Amendment.

(o)	Not Applicable.

(p)	Not Applicable.

(q)	Redeemability Exemption Procedures –Filed previously with registration statement (333-140608) on July 17, 2007, as document "redeemexempt.htm," and hereby incorporated by reference.

(99)	Power of Attorney – The Power of Attorney is attached hereto.

Item 27.                      Directors and Officers of the Depositor

Chairman of the Board and Director	Arden L. Shisler
Chief Executive Officer and Director	W. G. Jurgensen
President and Chief Operating Officer	Mark R. Thresher
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Finance, Investments and Strategy	Robert A. Rosholt
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer	Timothy G. Frommeyer
Senior Vice President-Chief Investment Officer	Gail G. Snyder
Senior Vice President-CIO Strategic Investments	Gary I. Siroko
Senior Vice President-Corporate Relations	Gregory S. Lashutka
Senior Vice President-Corporate Strategy	J. Stephen Baine
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Enterprise Chief Risk Officer	Brian W. Nocco
Senior Vice President-Health and Productivity	Holly R. Snyder
Senior Vice President-In Retirement Business Head	Keith I. Millner
Senior Vice President-Individual Protection Business Head	Peter A. Golato
Senior Vice President-Information Technology	Srinivas Koushik
Senior Vice President-Internal Audits	Kelly A. Hamilton
Senior Vice President-NF Marketing	Gordon E. Hecker
Senior Vice President-NF Systems	R. Dennis Noice
Senior Vice President-Non-Affiliated Sales	John Laughlin Carter
Senior Vice President-NW Retirement Plans	William S. Jackson
Senior Vice President-President - Nationwide Bank	Anne L. Arvia
Senior Vice President-Property and Casualty Claims	David R. Jahn
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	James R. Burke
Senior Vice President-Property and Casualty Human Resources	Gale V. King
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Vice President-Assistant to the CEO and Secretary	Thomas E. Barnes
Director	Joseph A. Alutto
Director	James G. Brocksmith, Jr.
Director	Keith W. Eckel
Director	Lydia M. Marshall
Director	Donald L. McWhorter
Director	David O. Miller
Director	Martha Miller de Lombera
Director	James F. Patterson
Director	Gerald D. Prothro
Director	Alex Shumate

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215

Item 28.                 Persons Controlled by or Under Common Control with the Depositor or Registrant.
*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1717 Advisory Services, Inc.	Pennsylvania		The company was formerly registered as an investment advisor and is currently inactive.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
1717 Capital Management Company*	Pennsylvania		The company is registered as a broker-dealer and investment advisor.
1717 Insurance Agency of Massachusetts, Inc.	Massachusetts		The company is established to grant proper licensing to the Nationwide Life Insurance Company of America affiliates in Massachusetts.
1717 Insurance Agency of Texas, Inc.	Texas		The company is established to grant proper licensing to the Nationwide Life Insurance Company of America affiliates in Texas.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
AID Finance Services, Inc.	Iowa		The company operates as a holding company.
ALLIED General Agency Company	Iowa		The company acts as a general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
Allnations, Inc.	Ohio		The company engages in promoting, extending, and strengthening cooperative insurance organizations throughout the world.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company (f.k.a Nationwide Atlantic Insurance Company)	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Audenstar Limited	England and Wales		The company is an investment holding company.
BlueSpark, LLC	Ohio		The company is currently inactive.
Cal-Ag Insurance Services, Inc.	California		The company is an insurance agency.
CalFarm Insurance Agency	California		The company is an insurance agency.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and other various commercial liability coverages in Texas.
Corviant Corporation	Delaware
The purpose of the company is to create a captive distribution network through which affiliates can sell multi-manager investment products, insurance products and sophisticated estate planning services.

Crestbrook Insurance Company* (f.k.a. CalFarm Insurance Company)	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California		This company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
F&B, Inc.	Iowa		The company is an insurance agency that places business with carriers other than Farmland Mutual Insurance Company and its affiliates.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Financial Settlement Services Agency, Inc.	Ohio		The company is an insurance agency in the business of selling structured settlement products.
FutureHealth Corporation	Maryland		The company is a wholly-owned subsidiary of FutureHealth Holding Company, which provides population health management.
FutureHealth Holding Company	Maryland		The company provides population health management.
FutureHealth Technologies Corporation	Maryland		The company is a wholly-owned subsidiary of FutureHealth Holding Company, which provides population health management.
Gartmore Distribution Services, Inc.*	Delaware		The company is a limited purpose broker-dealer.
Gartmore Investor Services, Inc.	Ohio		The company provides transfer and dividend disbursing agent services to various mutual fund entities.
Gartmore Morley Capital Management, Inc.	Oregon		The company is an investment advisor and stable value money manager.
Gartmore Mutual Fund Capital Trust	Delaware		The trust acts as a registered investment advisor.
Gartmore S.A. Capital Trust	Delaware		The trust acts as a registered investment advisor.
Gates, McDonald & Company	Ohio		The company provides services to employers for managing workers' compensation matters and employee benefits costs.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers' compensation and self-insured claims administration services to employers with exposure in New York.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
GatesMcDonald DTAO, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald DTNHP, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald DTC, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald Health Plus Inc.*	Ohio		The company provides medical management and cost containment services to employers.
GVH Participacoes e Empreedimientos Ltda.	Brazil		The company acts as a holding company.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio		The company serves as a holding company for foreclosure entities.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
Morely & Associates, Inc. (f.k.a. Gartmore Morley & Associates, Inc.)	Oregon		The company brokers or places book-value maintenance agreements (wrap contracts) and guarantee investment contracts for collective investment trusts and accounts.
Morley Financial Services, Inc. (f.k.a. Gartmore Morley Financial Services, Inc.)	Oregon		The company is a holding company.
Mullen TBG Insurance Agency Services, LLC	Delaware		The company is a joint venture between TBG Insurance Services Corporation and MC Insurance Agency Services LLC. The Company provides financial products and services to executive plan participants.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England
This is a limited liability company organized for profit under the Companies Act of 1948 of England for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds.  This company is currently inactive.

Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company provides property and casualty insurance products.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as a holding company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Global Asset Management, Inc. (f.k.a. Gartmore Global Asset Management , Inc.)	Delaware		The company operates as a holding company.
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending agency custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan act of 1933.

Nationwide Better Health, Inc.	Ohio		The company is a holding company for the health and productivity operations of Nationwide.
Nationwide Cash Management Company*	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other Nationwide corporations, foundations, and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.
Nationwide Document Solutions, Inc. (f.k.a. ALLIED Document Solutions, Inc.)	Iowa		The company provides general printing services to its affiliated companies as well as to certain unaffiliated companies.
Nationwide Emerging Managers, LLC (f.k.a. Gartmore Emerging Managers, LLC)	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company's purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Institution Distributors Insurance Agency, Inc. of Massachusetts	Massachusetts		The company is an insurance agency.
Nationwide Financial Institution Distributors Insurance Agency, Inc. of New Mexico	New Mexico		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust's sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Financial Sp. Zo.o	Poland		The company is currently inactive.
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Finance, LLC	Ohio		The company acts as a support company for Nationwide Global Holdings, Inc. in its international capitalization efforts.
Nationwide Global Funds	Luxembourg		This company issues shares of mutual funds.
Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc. (f.k.a. Gartmore Global Ventures, Inc.)	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide Insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company underwrites general property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business except life insurance.
Nationwide International Underwriters	California		The company is a special risk, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma		This is a limited purpose broker-dealer and acts as an investment advisor.
Nationwide Life and Annuity Company of America**	Delaware		The company provides individual life insurance products.
Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing, and disposing of annuities.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products, and other life insurance products.
Nationwide Life Insurance Company of America*	Pennsylvania		The company provides individual life insurance and group annuity products.
Nationwide Life Insurance Company of Delaware*	Delaware		The company insures against personal injury, disability or death resulting from traveling, sickness or other general accidents, and every type of insurance appertaining thereto.
Nationwide Lloyds	Texas		The company markets commercial and residential property insurance in Texas.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Management Systems, Inc.	Ohio		The company offers a preferred provider organization and other related products and services.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Properties, Ltd.	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investments.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Provident Holding Company*	Pennsylvania		The company is a holding company for non-insurance subsidiaries.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing and education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in direct marketing of property and casualty insurance products.
Nationwide Securities, Inc.*	Ohio		The company is a registered broker-dealer and provides investment management and administrative services.
Nationwide Separate Accounts, LLC (f.k.a. Gartmore Separate Accounts, LLC)	Delaware		The company acts as a registered investment advisor.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Nationwide Services For You, LLC	Ohio		The company provides consumer services that are related to the business of insurance, including services that help consumers prevent losses and mitigate risks.
Nationwide Services Sp. Zo.o.	Poland		The company is currently inactive.
Newhouse Capital Partners, LLC	Delaware		The company invests in financial services companies that specialize in e-commerce and promote distribution of financial services.
Newhouse Capital Partners II, LLC	Delaware		The company invests in financial services companies that specialize in e-commerce and promote distribution of financial services.
Newhouse Special Situations Fund I, LLC	Delaware
The company owns and manages contributed securities in order to achieve long-term capital appreciation from the contributed securities and through investments in a portfolio of other equity investments in financial service and other related companies.

NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.'s distribution companies.
NGH UK, Ltd.*	United Kingdom		The company is currently inactive.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NorthPointe Capital LLC	Delaware		The company acts as a registered investment advisor.
NWD Investment Management, Inc. (f.k.a. Gartmore Global Investments, Inc.)	Delaware		The company acts as a holding company and provides other business services for the NWD Investments group of companies.
NWD Management & Research Trust (f.k.a. Gartmore Global Asset Management Trust)	Delaware		The company acts as a holding company for the NWD Investments group of companies and as a registered investment advisor.
NWD MGT, LLC (f.k.a. GGI MGT LLC)	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investments management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and record keeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		This company is an insurance agency.
Provestco, Inc.	Delaware		The company serves as a general partner in certain real estate limited partnerships invested in by Nationwide Life Insurance Company of America.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Quick Sure Auto Agency, Inc.	Texas		The company is an insurance agency and operates as an employee agent "storefront" for Titan Insurance Services.
RCMD Financial Services, Inc.	Delaware		The company is a holding company.
Registered Investment Advisors Services, Inc.	Texas		The company facilitates third-party money management services for plan providers.
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview Alternative Investment Advisors, LLC (f.k.a. Gartmore Riverview, LLC)	Delaware		The company provides investment management services to a limited number of institutional investors.
Riverview Alternative Investment Advisors II LLC (f.k.a. Gartmore riverview II, LLC)	Delaware		The company is a holding company.
Riverview International Group, Inc.	Delaware		The company is a holding company.
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
TBG Advisory Services Corporation (d.b.a. TBG Advisors)	California		The company is an investment advisor.
TBG Aviation, LLC	California		The company holds an investment in a leased airplane and maintains an operating agreement with Flight Options.
TBG Danco Insurance Services Corporation	California		The corporation provides life insurance and individual executive estate planning.
TBG Financial & Insurance Services Corporation*	California
The company consults with corporate clients and financial institutions on the development and implementation of proprietary and/or private placement insurance products for the financing of executive benefit programs and individual executive's estate planning requirements.  As a broker dealer, TBG Financial & Insurance Services Corporation provides access to institutional insurance investment products.

TBG Financial & Insurance Services Corporation of Hawaii	Hawaii		The corporation consults with corporate clients and financial institutions on the development and implementation of proprietary, private placement and institutional insurance products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
TBG Insurance Services Corporation*	Delaware		The company markets and administers executive benefit plans.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Agency, Inc. (d.b.a. Arlans Agency)	Michigan		The company is an insurance agency that primarily sells non-standard automobile insurance for Titan Insurance Company in Michigan.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.
Titan Holdings Service Corporation	Texas		The company is currently inactive.
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		This is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Titan National Auto Call Center, Inc.	Texas		The company is licensed as an insurance agency that operates as an employee agent "call center" for Titan Indemnity Company.
Union Bond & Trust Company (f.k.a. Gartmore Trust Company)	Oregon		The company is an Oregon state bank with trust powers.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Financial Corporation	Delaware		The company acts as a holding company specifically for holding insurance companies of Victoria group of companies.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria Insurance Agency, Inc.	Ohio		The company is an insurance agency that acts as a broker for independent agents appointed with the Victoria companies in the State of Ohio.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.
Vida Seguradora SA	Brazil		The company operates as a licensed insurance company in the categories of life and unrestricted private pension plan in Brazil.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Washington Square Administrative Services, Inc.	Pennsylvania		The company provides administrative services to Nationwide Life and Annuity Company of America.
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

ORGANIZATION CHART
TO BE FILED BY PRE-EFFECTIVE AMENDMENT.

Item 29.          Indemnification

Ohio's General Corporation Law expressly authorizes and Nationwide’s Amended and Restated Code of Regulations provides for indemnification by Nationwide of any person who, because such person is or was a director, officer or employee of Nationwide was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding; ,

The indemnification will be for actual and reasonable expenses, including attorney's fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio's General Corporation Law.

Although Nationwide is of the opinion that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted, Nationwide has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling Nationwide for liabilities arising under the Securities Act of 1933 ("Act") is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. Nationwide and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  Nationwide will not be required to seek the court’s determination if, in the opinion of Nationwide’s counsel, the matter has been settled by controlling precedent.

However, the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted.

Item 30.                 Principal Underwriter

(a) (1)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

Multi-Flex Variable Account	Nationwide VL Separate Account-C
Nationwide Variable Account	Nationwide VL Separate Account-D
Nationwide Variable Account-II	Nationwide VL Separate Account-G
Nationwide Variable Account-4	Nationwide VLI Separate Account-2
Nationwide Variable Account-5	Nationwide VLI Separate Account-3
Nationwide Variable Account-6	Nationwide VLI Separate Account-4
Nationwide Variable Account-7	Nationwide VLI Separate Account-6
Nationwide Variable Account-8	Nationwide VLI Separate Account-7
Nationwide Variable Account-9
Nationwide Variable Account-10
Nationwide Variable Account-11
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C

(a)	(2)
Waddell & Reed, Inc. serves as principal underwriter and general distributor for contracts issued through the following separate investment accounts of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company:

Nationwide Variable Account-9
Nationwide Variable Account-12
Nationwide VA Separate Account-D
Nationwide VL Separate Account-G
Nationwide VLI Separate Account-5
Nationwide VLI Separate Account-7

Also, Waddell & Reed, Inc. serves as principal underwriter and general distributor for the following management investment companies:

Waddell & Reed Advisors Asset Strategy Fund, Inc.
Waddell & Reed Advisors Cash Management, Inc.
Waddell & Reed Advisors Continental Income Fund, Inc.
Waddell & Reed Advisors Fixed Income Funds, Inc.
Waddell & Reed Advisor Government Securities Fund
Waddell & Reed Advisor Limited Term Bond Fund
Waddell & Reed Advisors Funds, Inc.
Waddell & Reed Advisors Accumulative Fund
Waddell & Reed Advisors Bond Fund
Waddell & Reed Advisors Core Investment Fund
Waddell & Reed Advisors Science and Technology Fund
Waddell & Reed Advisors Global Bond Fund, Inc.
Waddell & Reed Advisors High Income Fund, Inc.
Waddell & Reed Advisors International Growth Fund, Inc.
Waddell & Reed Advisors Municipal Bond Fund, Inc.
Waddell & Reed Advisors Municipal High Income Fund, Inc.
Waddell & Reed Advisors New Concepts Fund, Inc.
Waddell & Reed Advisors Retirement Shares, Inc.
Waddell & Reed Advisors Select Funds, Inc.
Waddell & Reed Advisors Dividend Income Fund
Waddell & Reed Advisors Energy Fund
Waddell & Reed Advisors Value Fund
Waddell & Reed Advisors Small Cap Fund, Inc.
Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.

Waddell & Reed Advisors Vanguard Fund, Inc.
Waddell & Reed InvestEd Portfolios, Inc.
W&R Target Funds, Inc.
Asset Strategy Portfolio
Balanced Portfolio
Bond Portfolio
Core Equity Portfolio
Dividend Income Portfolio
Global Natural Resources Portfolio
Growth Portfolio
High Income Portfolio
International Growth Portfolio
International Value Portfolio
Limited-Term Bond Portfolio
Micro Cap Growth Portfolio
Mid Cap Growth Portfolio
Money Market Portfolio
Mortgage Securities Portfolio
Real Estate Securities Portfolio
Science and Technology Portfolio
Small Cap Growth Portfolio
Small Cap Value Portfolio
Value Portfolio

(b) (1)	Directors and Officers of NISC:

President	Robert O. Cline
Senior Vice President, Treasurer and Director	James D. Benson
Vice President	Karen R. Colvin
Vice President	Scott A. Englehart
Vice President	Charles E. Riley
Vice President	Trey Rouse
Vice President and Assistant Secretary	Thomas E. Barnes
Vice President-Chief Compliance Officer	James J. Rabenstine
Secretary	Kathy R. Richards
Assistant Treasurer	Terry C. Smetzer
Director	John L. Carter
Director	Eric S. Henderson

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
One Nationwide Plaza, Columbus, Ohio 43215

(b) (2)	Directors and officers of Waddell & Reed, Inc.:

Thomas W. Butch	Chairman of the Board, Director, President and Chief Marketing Officer
Henry J. Hermann	Director
Steven E. Anderson	Senior Executive Vice President and National Sales Manager
Bradley D. Hofmeister	Executive Vice President and Associate National Sales Manager
Daniel C. Schulte	Senior Vice President and General Counsel
Michael D. Strohm	Director, Chief Operations Officer and Chief Executive Officer
Terry L. Lister	Chief Regulatory Officer
Mark A. Schieber	Vice President, Principal Accounting Officer, and Principal Financial Officer
Wendy J. Hills	Secretary
Brent K. Bloss	Vice President and Treasurer

The principal business address of Waddell & Reed, Inc. is 6300 Lamar Avenue, Overland Park, Kansas 66202.  Waddell & Reed, Inc. was organized as a Delaware corporation in 1981 and has, through predecessor companies, offered financial products and services since 1937.

(c) (1)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

(c) (2)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Waddell & Reed, Inc.	N/A	N/A	N/A	N/A

Item 31.                 Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life and Annuity Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 32.                 Management Services

Not Applicable.

Item 33.	Fee Representation

Nationwide represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VL SEPARATE ACCOUNT-G, certifies that it has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 13th day of February, 2008.

NATIONWIDE VL SEPARATE ACCOUNT-G
(Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

By: /S/ STEPHEN M. JACKSON
Stephen M. Jackson

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on this 13th day of February, 2008.

W. G. JURGENSEN
W. G. Jurgensen, Director and Chief Executive Officer
ARDEN L. SHISLER
Arden L. Shisler, Chairman of the Board
JOSEPH A. ALUTTO
Joseph A. Alutto, Director
JAMES G. BROCKSMITH, JR.
James G. Brocksmith, Jr., Director
KEITH W. ECKEL
Keith W. Eckel, Director
LYDIA M. MARSHALL
Lydia M. Marshall, Director
DONALD L. MCWHORTER
Donald L. McWhorter, Director
MARTHA MILLER DE LOMBERA
Martha Miller de Lombera, Director
DAVID O. MILLER
David O. Miller, Director
JAMES F. PATTERSON
James F. Patterson, Director
GERALD D. PROTHRO
Gerald D. Prothro, Director
ALEX SHUMATE
Alex Shumate, Director
By /s/ STEPHEN M. JACKSON
Stephen M. Jackson
Attorney-in-Fact